EXHIBIT 10.1

PROFESSIONAL SERVICES AGREEMENT

This Professional Services Agreement (this “Agreement”) is entered into effective January 25, 2006 (the “Effective Date”) by and between New Century Financial Corporation, a Maryland corporation having a principal place of business at 18400 Von Karman, Suite 1000, Irvine, CA 92612 (“New Century”), and Accenture LLP, an Illinois registered limited liability partnership having a principal place of business at 161 North Clark Street, Chicago, IL 60601 (“Supplier”).

WHEREAS, New Century and Supplier have engaged in extensive negotiations, discussions and due diligence that have culminated in the formation of the contractual relationship described in this Agreement;

WHEREAS, New Century desires to procure from Supplier, and Supplier desires to provide to New Century and the Eligible Recipients, the human resources, payroll, procurement, accounts payable and other business process products and services described in this Agreement, on the terms and conditions specified herein;

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and of other good and valid consideration, the receipt and sufficiency of which is hereby acknowledged, New Century and Supplier (collectively, the “Parties” and each, a “Party”) hereby agree as follows:

1.	INTRODUCTION

1.1	Performance and Management by Supplier.

New Century desires that certain human resources, payroll, procurement, accounts payable and other business process products and services described in this Agreement and the Exhibits and Attachments hereto, be performed and managed by Supplier. Supplier has carefully reviewed New Century’s requirements, has performed due diligence it deems necessary, and desires to perform and manage such business process products and services for New Century and the Eligible Recipients.

1.2	Definitions.

Except as otherwise expressly provided in this Agreement, all capitalized terms used in this Agreement shall have the meanings set forth in Exhibit 1.

1.3	Other Terms.

The terms defined in this Article 1 and Exhibit 1 include the plural as well as the singular and the derivatives of such terms. Unless otherwise expressly stated, the words “herein,” “hereof,” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other subdivision. Article, Section, Subsection and Attachment references refer to articles, sections and subsections of, and attachments to, this Agreement. The words “include” and “including” shall not be construed as terms of limitation. The words “day,” “month,” and “year” mean, respectively, calendar day, calendar month and calendar year. As stated in Section 21.3, the word “notice” and “notification” and their derivatives means notice or notification in writing. Other terms used in this Agreement are defined in the context in which they are used and have the meanings there indicated.

2.	CONTRACT DOCUMENTS

2.1	Associated Contract Documents.

This Agreement includes each of the following exhibits and their attachments, all of which are attached to this Agreement and incorporated into this Agreement by this reference. Unless otherwise expressly stated, references to (i) specific Exhibits include all numbered subsidiary attachments (e.g., references to Exhibit 3 include not only Exhibit 3, but also Attachments 3-A, 3-B, 3-C, etc.) and (ii) Exhibit 2 includes Exhibits 2.1 through 2.5 (i.e., all Statements of Work).

Exhibit 1	Definitions

Exhibit 2	Statement of Work

Exhibit 2.1	Payroll/HR Services

Exhibit 2.2	Procurement Services

Exhibit 2.3	Accounts Payable/T&E Services

Exhibit 2.4	SOX Support Services

Exhibit 2.5	Cross-Functional Services

Attachment 2-A New Century Rules/New Century Code of Conduct

Exhibit 3	Service Levels Attachment 3-A Service Levels Matrix Attachment 3-B Service Level Definitions Attachment 3-C Critical Deliverables Attachment 3-D Severity Levels

Exhibit 4	Pricing and Financial Provisions
Attachment 4-A Pricing Forms
Attachment 4-B Financial Responsibility Matrix
Attachment 4-C Base Case
Attachment 4-D Resource Baselines
Attachment 4-E Termination Charges
Attachment 4-F Pass Through Expenses/Out-of-Pocket Expenses

Exhibit 5	Reserved

Exhibit 6	Governance

Exhibit 7	New Century Facilities

Exhibit 8	Supplier Facilities

Exhibit 9	Projects

Exhibit 10	Equipment

Exhibit 11	Software

Exhibit 12	Third Party Contracts

Exhibit 13	Reports

Exhibit 14	Satisfaction Survey

Exhibit 15	Key Supplier Personnel

Exhibit 16	Subcontractors

Exhibit 17	Termination Assistance Services

Exhibit 18	Termination/Expiration Rights

Exhibit 19	Reserved

Exhibit 20	Transition Plan Attachment 20-A Transition Milestones and Deliverable Credits Attachment 20-B Detailed Transition Plan

Exhibit 21.1	Direct New Century Competitors

Exhibit 21.2	Direct Supplier Competitors

Exhibit 22	Form of Non-Disclosure Agreement

Exhibit 23	Form of Invoice

Exhibit 24	Source Code Escrow Agreement – Release Conditions

Attachment 24-A Subcontractor and Third Party Software Subject to Source Code Escrow

Exhibit 25	Reserved

Exhibit 26	Eligible Recipients

Exhibit 27	Excluded Supplier Owned Materials

3.	TERM

3.1	Initial Term.

The initial Term of this Agreement shall commence as of 12:00:01 a.m., Eastern Time on the Effective Date and continue until 11:59:59 p.m., Eastern Time, on December 31, 2012, unless this Agreement is terminated as provided herein or extended as provided in Section 3.2 or 4.3(a)(2), in which case the Term shall end at 11:59:59 p.m., Eastern Time, on the effective date of such termination or the date to which this Agreement is extended.

3.2	Extension.

By giving notice to Supplier no less than ninety (90) days prior to the expiration date of the initial Term, New Century shall have the right to extend the Term for one (1) extension period of up to one (1) year, on the same rates, charges and terms and conditions set forth in this Agreement. Notwithstanding the notice period specified above, the elapsed time between the expiration of the period within which to give notice of renewal or Supplier’s receipt of notice of non-renewal and the cessation of Services shall be not less than one hundred twenty (120) days. No Termination Charges shall be applicable to any termination on or after the expiration of the initial Term, unless the termination occurs prior to the end of the extension period elected by New Century, in which case New Century shall pay Termination Charges calculated in accordance with Attachment 4-E.

4.	SERVICES

4.1	Overview.

(a)	Services. Commencing on the Commencement Date (or, if later, the date on which Supplier assumes responsibility for the Services in question in accordance with the Transition Plan), Supplier shall provide the Services to New Century, and, upon New Century’s request, to Eligible Recipients and Authorized Users designated by New Century. The Services shall consist of the following, as they may evolve during the Term of this Agreement or be supplemented, enhanced, modified or replaced, all in accordance with the Change Control Procedures:

(i)	The “Services” are comprised of the services, functions and service-related responsibilities described in this: Agreement and its Exhibits and Attachments, which include the following:

(1)	Transition Services, as further described in Section 4.2 and Exhibit 20;

(2)	Ongoing Services, as further described in Exhibit 2;

(3)	Projects, as further described in Section 4.5;

(4)	New Services, as further described in Section 11.5; and

(5)	Termination Assistance Services, as described in Section 4.3 and Exhibit 17.

(b)	Included Services. If any services, functions or responsibilities not specifically described in this Agreement are reasonably deemed to be an inherent, necessary or customary part of the Services or are incidental to or reasonably required for the proper performance or provision of the Services in accordance with this Agreement, they shall be deemed to be included within the scope of the Services to be delivered for the Charges, as if such services, functions or responsibilities were specifically described in this Agreement.

(c)	Required Resources. Except as otherwise expressly provided in this Agreement, Supplier shall be responsible for providing the facilities, personnel, Equipment, Software, technical knowledge, expertise and other resources necessary to provide the Services.

(d)	Supplier Responsibility. Supplier shall be responsible for the provision of the Services in accordance with this Agreement even if, by agreement of the Parties, such Services are actually performed or dependent upon services performed by its Affiliates and Subcontractors.

(e)	Electronic Delivery. To the maximum extent possible, and except as otherwise directed by New Century or expressly provided in this Agreement, Supplier shall deliver all Software, documentation, reports and other contract deliverables to New Century and the Eligible Recipients at the designated New Century Site by electronic transmission or by load and leave (where no tangible storage media is physically transferred to New Century or the Eligible Recipients).

4.2	Transition Services.

(a)	Transition. During the Transition Period, Supplier shall perform the Transition Services and provide the deliverables described in the Transition Plan, which is attached to this Agreement as Exhibit 20. If any services, functions or responsibilities not specifically described in the Transition Plan are reasonably deemed to be an inherent, necessary or customary part of the Transition Services or are reasonably required for the proper performance of the Transition Services by Supplier in accordance with this Agreement, they shall be deemed to be included within the scope of the Transition Services to be delivered at no additional charge, other than the Transition Charges, as if such services, functions or responsibilities were specifically described in the Transition Plan. During the Transition Period, New Century will perform those tasks which are designated to be New Century’s responsibility in the Transition Plan, in accordance with the agreed upon schedule for the completion of such tasks, provided that, New Century shall not be obligated to perform any tasks during the Transition Period that are not set forth in such Transition Plan or otherwise in this Agreement. Unless otherwise agreed, New Century shall not incur any charges, fees or expenses payable to Supplier in connection with the Transition Services, other than those charges, fees and expenses specified in Exhibit 4. In addition, to the extent Supplier knows or reasonably should know of charges, fees or expenses payable to third parties in connection with the Transition Services (other than those to be incurred by New Century in connection with its performance of tasks designated in the Transition Plan as New Century’s responsibility), such third party charges fees and expenses shall be specified in Exhibit 4 and, if not specified, shall be deemed to be Supplier’s responsibility and included in the Transition Charges payable to Supplier.

(b)	Transition Plan. Exhibit 20 is an outline of the Transition Plan that identifies (i) the transition activities to be performed by Supplier, (ii) the date(s) by which each such activity or deliverable is to be completed (“Transition Milestones”), and (iii) the Deliverable Credits associated with the failure to meet specific Transition Milestones. Within thirty (30) days after the Effective Date, Supplier shall deliver to New Century a detailed Transition Plan for New Century’s review, comment and approval. The proposed detailed Transition Plan shall describe in greater detail the specific transition activities to be performed by Supplier, but, unless otherwise agreed by New Century, shall be consistent in all material respects with the initial Transition Plan, including the activities, deliverables, Transition Milestones and Deliverable Credits described therein. The detailed Transition Plan shall identify and describe, among other things, (i) the transition activities to be performed by Supplier and the significant components and subcomponents of each such activity, (ii) the deliverables to be completed by Supplier, (iii) the Transition Milestone for each such activity or deliverable, (iv) a process and set of standards acceptable to New Century to which Supplier will adhere in the performance of the Transition Services and that will enable New Century to determine whether Supplier has successfully completed the transition and the activities and deliverables associated with each Transition Milestone, in accordance with the Acceptance criteria specified in the Transition Plan, (v) the contingency or risk mitigation strategies to be employed by Supplier in the event of disruption or delay, (vi) any transition responsibilities to be performed or transition resources to be provided by New Century or the Eligible Recipients and (vii) a detailed work plan identifying the specific transition activities to be performed by individual Supplier Personnel on a weekly basis during the Transition Period. The detailed Transition Plan also shall identify any related documents contemplated by the Agreement and/or required to effectuate the transition to be executed by the Parties.

(c)	Performance. Supplier shall, with New Century’s reasonable cooperation, perform the Transition Services described in the Transition Plan in accordance with the timetable and the Transition Milestones set forth in the Transition Plan. Supplier shall provide all cooperation and assistance reasonably required or requested by New Century in connection with New Century’s evaluation or testing of the deliverables set forth in the Transition Plan in accordance with the Acceptance criteria specified in the Transition Plan. Supplier shall perform the Transition Services in a manner that, to the extent practicable, will not (i) disrupt or have an unnecessary adverse impact on the business or operations of New Century or the Eligible Recipients, (ii) degrade the Services then being received by New Century or the Eligible Recipients, or (iii) disrupt or interfere with the ability of New Century or the Eligible Recipients to obtain the full benefit of the Services, except as may be otherwise provided in the Transition Plan. Prior to undertaking any transition activity, Supplier shall discuss with New Century all known New Century-specific material risks and shall not proceed with such activity until New Century is reasonably satisfied with the plans with regard to such risks (provided that, neither Supplier’s disclosure of any such risks to New Century, nor New Century’s acquiescence in Supplier’s plans, shall operate or be construed as limiting Supplier’ responsibilities under this Agreement). Supplier shall identify and resolve, with New Century’s reasonable assistance, any problems that may impede or delay the timely completion of each task in the Transition Plan that is Supplier’s responsibility and shall use commercially reasonable efforts to utilize existing dedicated transition resources to assist New Century with the resolution of any problems that may impede or delay the timely completion of each task in the Transition Plan that is New Century’s responsibility. New Century shall reasonably cooperate with Supplier to address problems that are Supplier’s responsibility.

(d)	Reports. Supplier shall meet at least weekly with New Century to report on its progress in performing its responsibilities and meeting the timetable and Transition Milestones set forth in the Transition Plan. Supplier also shall provide written reports to New Century weekly regarding such matters, and shall provide oral reports more frequently if reasonably requested by New Century. Promptly upon receiving any information indicating that Supplier may not perform its responsibilities or meet the timetable or Transition Milestones set forth in the Transition Plan, Supplier shall notify New Century of delays and shall identify for New Century’s consideration and approval specific measures to address such delay and mitigate the risks associated therewith.

(e)	Suspension or Delay of Transition Activities. New Century reserves the right, in its sole discretion and subject to Change Control Procedures, to suspend or delay the performance of the Transition Services and/or the transition of all or any part of the Services. To the extent New Century exercises this right and New Century’s decision is based, at least in material part, on Supplier’s failure to perform in any material respect its obligations under this Agreement related to the portion of the Transition Services delayed or suspended because of Supplier’s failure, New Century shall not incur any additional Charges or reimbursable expenses in connection with such decision. To the extent New Century’s decision is not based in material part on Supplier’s failure to perform its obligations under this Agreement, New Century shall reimburse Supplier for any additional costs reasonably incurred by Supplier as a result of such decision, but only to the extent Supplier notifies New Century of such costs after receiving notice of New Century’s intention and prior to the implementation of such suspension or delay, obtains New Century’s approval prior to implementing such delay or suspension and incurring such costs, and uses commercially reasonable efforts to minimize such costs (and provided that if, despite negotiating diligently and in good faith, the Parties are unable to agree on the nature or extent of the costs to be reimbursed by New Century, New Century shall elect to either proceed with the suspension or delay and submit the disagreement to dispute resolution in accordance with Article 19 or proceed with the transition of the Services in question in accordance with the original schedule).

(f)	Failure to Meet Transition Milestones.

(i)	If Supplier fails to meet a Transition Milestone, Supplier shall pay New Century the Deliverable Credits specified in Exhibit 20 for such Transition Milestone.

(ii)	Neither the Transition Services nor the activities and deliverables associated with individual Transition Milestones will be deemed complete until New Century’s Acceptance of such activities and deliverables in accordance with the Transition Plan, including the Acceptance criteria, testing plans, and other processes and standards identified in the Transition Plan. New Century shall not withhold Acceptance if the activities and deliverables comply in all material respects with the Acceptance criteria specified in the Transition Plan and Acceptance shall be deemed given if New Century agrees to the commencement of the Services to be transitioned.

(g)	Termination for Cause. Notwithstanding the foregoing, New Century may terminate this Agreement for cause in its entirety or by impacted sub-Functional Services Area (i.e., HR Admin, Payroll, Recruiting, Procurement or Accounts Payable) if (i) Supplier materially breaches its obligations with respect to the provision of Transition Services and fails to cure such breach within thirty (30) days after its receipt of notice specifying the breach and New Century’s intention to terminate, or (ii) Supplier fails to meet a Transition Milestone and such failure constitutes a material breach of this Agreement and Supplier fails to cure such breach within thirty (30) days after its receipt of notice specifying the breach and New Century’s intention to terminate. In all such events, subject to Section 18.3, New Century may recover the damages suffered by New Century or the Eligible Recipients in connection with such a termination, provided that, if such termination is based on Supplier’s failure to meet a Transition Milestone, Supplier shall be entitled to set-off against such damages any Deliverable Credits Supplier has paid for the failure to meet such Transition Milestone. If New Century elects to terminate in part in accordance with this Section 4.2(g), New Century may only terminate the sub-Functional Service Area(s) to which the material breach pertains.

4.3	Termination Assistance Services.

(a)	Availability. As part of the Services, and for the Charges set forth in Sections 4.3(b)(8) and 4.3(b)(9) and Exhibit 4, Supplier shall provide to New Century, the Eligible Recipients and/or their designee(s) the Termination Assistance Services described in Section 4.3(b) and Exhibit 17.

(1)	Period of Provision. Supplier shall provide such Termination Assistance Services to New Century and any Eligible Recipient, or their designee(s), (i) commencing upon notice from New Century up to six (6) months prior to the expiration of the Term or on such earlier date as New Century may reasonably request, and continuing for up to twelve (12) months following the effective date of the expiration of the Term (as such Term may be extended pursuant to Section 3.2), (ii) commencing upon any notice of termination (including notice based upon breach or default by New Century, breach or default by Supplier, or termination in whole or in part for convenience by New Century) of the Term with respect to all or any part of the Services, and continuing for up to twelve (12) months following the effective date of such termination of all or part of the Services, or (iii) commencing upon notice of termination of all or part of the Services to an Eligible Recipient no longer Controlled by New Century and, subject to the Change Control Procedures and Section 4.3(b)(8) and (9), continuing for up to twelve (12) months following the effective date of such termination.

(2)	Extension of Services. New Century may elect, by giving notice at least sixty (60) days prior to the originally specified termination or expiration date, to extend the effective date of any expiration/termination of all or part of the Services, in its sole discretion, provided that the total of all such extensions will not exceed one hundred and eighty (180) days following the originally specified termination or expiration date without Supplier’s prior written consent. New Century also may elect, by giving notice at least sixty (60) days prior notice, to extend the period following the effective date of any expiration/termination for the performance of Termination Assistance Services, provided that the period between the originally specified termination or expiration date and the completion of all Termination Assistance Services is not greater than fifteen (15) months. In each case, if New Century provides less than sixty (60) days prior notice of an extension, Supplier shall nonetheless use commercially reasonable efforts to comply with New Century’s request and provide the requested Services and/or Termination Assistance Services.

(3)	Firm Commitment. Supplier shall provide Termination Assistance Services to New Century and any Eligible Recipients, or their designee(s) regardless of the reason for the expiration or termination of the Term; provided, if this Agreement is terminated by Supplier under Section 20.1(b) for failure to pay undisputed amounts or failure to pay disputed amounts into escrow as and to the extent required under Section 12.4(d), Supplier may require payment by New Century in advance for Termination Assistance Services to be provided or performed under this Section 4.3. At New Century’s request, Supplier shall provide Termination Assistance Services directly to an Eligible Recipient or an Entity acquiring Control of an Eligible Recipient; provided that, unless otherwise agreed by the Parties, all such Termination Assistance Services shall be performed subject to and in accordance with the terms and conditions of this Agreement.

(4)	Performance. Supplier shall provide all Termination Assistance Services subject to and in accordance with the terms and conditions of this Agreement. Supplier shall perform the Termination Assistance Services with at least the same degree of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency as it provided and was required to provide for the same or similar Services during the Term. The quality and level of performance of the Termination Assistance Services provided by Supplier following the expiration or termination of the Term as to all or part of the Services, or Supplier’s receipt of a notice of termination or non-renewal, shall continue to meet or exceed the applicable Service Levels and shall not be degraded or deficient in any respect; provided that, if New Century requests less than all of the Services being performed by Supplier prior to the originally specified expiration or termination date and the failure to request any interdependent Service causes Supplier to be unable to perform the Services in accordance with the Service Levels, using commercially reasonable efforts, Supplier shall be relieved of responsibility for any resulting Service Level default, but only if Supplier (i) promptly notifies New Century of its inability to perform under such circumstances, (ii) cooperates with New Century to address the resulting problem and thereby avoid any non-performance, (iii) identifies and pursues commercially reasonable means to avoid or mitigate the impact of New Century’s failure to request such Service, and (iv) uses commercially reasonable efforts to perform notwithstanding the failure to request such Service. Accordingly, Service Level Credits may still be assessed for any failure to meet Service Levels during the period Termination Assistance Services are provided. Supplier shall use commercially reasonable efforts to retain Supplier Personnel (including all Key Supplier Personnel) reasonably considered by New Century to be critical to the performance of the Services and Termination Assistance Services on the New Century account through the completion of all relevant Termination Assistance Services.

(5)	Advance Payment. If New Century is obligated to pay in advance for Termination Assistance Services, Supplier shall present an invoice for the estimated Charges for such Termination Assistance Services, including any Pass-Through Expenses and other reimbursable expenses, at least fifteen (15) days prior to the beginning of the month in which such Services are to be provided. Subject to Section 12.4, New Century shall then pay such Charges on or before the first day of such month. The estimated Charges shall then be reconciled with the actual Charges for Termination Assistance Services provided in such month, and any additional Charges or credits will be reflected on the next invoice delivered after the end of such month. If New Century disputes and wishes to withhold any Charges, it shall so notify Supplier and identify the basis for such dispute within ten (10) days of its receipt of such invoice. The Parties shall use commercially reasonable efforts to resolve any dispute relating to the Charges for Termination Assistance Services within five (5) days of New Century stating the basis for its dispute. If such dispute is not resolved within such time period, then the dispute shall be submitted to the senior executives of each Party in accordance with Section 19.1 for prompt resolution. If, in such event, New Century fails to pay undisputed Charges for Termination Assistance Services on or before the first day of the month and fails to cure such default within thirty (30) days of notice from Supplier of its intention to terminate on this basis, Supplier may terminate the relationship and thereafter be relieved of any further responsibility to provide Termination Assistance Services.

(6)	Termination of Termination Assistance Services. In addition to Supplier’s rights under Section 4.3(a)(5), if New Century fails to pay undisputed Charges for Termination Assistance Services as required, or fails to place the disputed payment into escrow in accordance with Section 12.4(d) and, in either case, fails to cure such default within thirty (30) days of notice from Supplier of its intention to terminate on this basis, Supplier may terminate the relationship and thereafter be relieved of any further responsibility to provide Termination Assistance Services.

(b)	Scope of Termination Assistance Service. As part of the Termination Assistance Services, Supplier shall timely transfer the control and responsibility for all Services previously performed by or for Supplier to New Century, the Eligible Recipients and/or their designee(s) and shall execute any documents reasonably necessary to effect such transfers. Additionally, Supplier shall use commercially reasonable efforts to provide any and all information and assistance requested by New Century to allow:

•	the Systems and processes associated with the Services to operate efficiently;

•	the Services to continue without interruption or adverse effect; and

•	the orderly transfer of the Services to New Century, the Eligible Recipients and/or their designee(s).

The Termination Assistance Services shall include, as requested by New Century, the Services, functions and responsibilities set forth on Exhibit 17. In addition, in connection with such termination or expiration, Supplier shall provide the following Termination Assistance Services at New Century’s request and direction:

(1)	General Support. Supplier shall (i) assist New Century, an Eligible Recipient and/or their designee(s) in developing a written transition plan for the transition of the Services to New Century, such Eligible Recipient, or their designee(s), which plan shall include (as requested by New Century) capacity planning, business process planning, facilities planning, human resources planning, technology planning, telecommunications planning and other planning necessary to effect the transition, (ii) perform programming and consulting services as requested to assist in implementing the transition plan, (iii) train personnel designated by New Century, an Eligible Recipient and/or their designee(s) in the use of any business processes or associated Equipment, Software, Systems, Materials or tools used in connection with the provision of the Services, (iv) catalog all business processes, Software, New Century Data, Equipment, Materials, Third Party Contracts and tools used to provide the Services, (v) provide machine readable and printed listings and associated documentation (including technical documentation) for source code for Software owned by New Century and source code to which New Century is entitled under this Agreement and assist in its re-configuration, (vi) provide technical documentation for Software owned or licensed by New Century and for Software owned or licensed by Supplier to the extent New Century is entitled to continue using such Software following expiration or termination, (vii) analyze and report on the space required for the New Century Data and the Software needed to provide the Services; (viii) assist in the execution of a parallel operation, data migration and testing process until the successful completion of the transition to New Century, an Eligible Recipient and/or their designee(s), (ix) create and provide copies of the New Century Data in the format and on the media reasonably requested by New Century, an Eligible Recipient and/or their designee(s), (x) provide a complete and up-to-date, electronic copy of the Policy and Procedures Manual in the format and on the media reasonably requested by New Century, an Eligible Recipient and/or their designee(s), and (xi) provide other technical assistance as requested by New Century, an Eligible Recipient and/or their designee(s).

(2)	Hiring.

(i)	New Century, the Eligible Recipients and/or their designee(s) shall be permitted to undertake, without interference from Supplier, Supplier Subcontractors (subject to Section 4.3(b)(2)(ii) below) or Supplier Affiliates (including counter-offers), to hire, effective after the later of the expiration or termination of the Term (including any extension under Section 4.3(a)(2)) or completion of any Termination Assistance Services requested under Section 4.3(a)(1) or 4.3(b)(8), any Supplier Personnel substantially dedicated to the performance of Services during the twelve (12) month period prior to the expiration or termination date. Supplier shall waive, and shall cause its Affiliates to waive, their rights, if any, under contracts with such personnel restricting the ability of such personnel to be recruited or hired by New Century, the Eligible Recipients and/or their designee(s). Supplier shall provide New Century, the Eligible Recipients and/or their designee(s) with reasonable assistance in their efforts to hire such Supplier Personnel, and shall give New Century, the Eligible Recipients and/or their designee(s) reasonable access to such Supplier Personnel for interviews, evaluations and recruitment. New Century shall endeavor to conduct the above-described hiring activity in a manner that is not unnecessarily disruptive of the performance by Supplier of its obligations under this Agreement.

(ii)	With respect to Subcontractors, Supplier shall use commercially reasonable efforts to (A) obtain for New Century, the Eligible Recipients and their designee(s) the rights specified in Section 4.3(b)(2)(i), and (B) provide that such rights are not subject to subsequent Subcontractor approval or the payment by New Century, an Eligible Recipient or their designee(s) of any fees. If Supplier is unable to obtain any such rights with respect to a Subcontractor, it shall notify New Century in advance and shall not use such Subcontractor without New Century’s approval (and absent such approval, Supplier’s use of any such Subcontractor not identified in Exhibit 18 shall obligate Supplier to obtain or arrange, at no additional cost to New Century, the rights specified in Section 4.3(b)(2)(i), for New Century, the Eligible Recipients and their designee(s) upon expiration or termination). New Century hereby approves the use of the Subcontractors identified in Exhibit 18, notwithstanding Supplier’s inability to obtain the rights described in this Section 4.3(b)(2)(ii).

(iii)	Promptly upon New Century providing notice for provision of Termination Assistance Services pursuant to Section 4.3(a)(1), Supplier shall provide to New Century a list, organized by location, of the Supplier Personnel who are eligible for solicitation for employment pursuant to this Section 4.3(b)(2). Subject to applicable Privacy Laws, such list shall specify each such Supplier Personnel’s job title, annual total compensation, leave status and years of service.

(3)	Software. Subject to Sections 6.4(c) and 14.6 and excluding the Software identified on Exhibit 18, Supplier shall provide to New Century, (and/or, to the extent applicable, the Eligible Recipients and/or New Century’s designee) the rights designated in Section 14.6.

(4)	Equipment. Subject to Section 6.4(c) and excluding the Equipment leases identified on Exhibit 18, New Century shall have the right (but not the obligation) to purchase, or assume the lease for, any Equipment owned or leased by Supplier, Supplier Subcontractors or Supplier Affiliates that is substantially dedicated to the performance of the Services. Such Equipment shall be transferred in good working condition, reasonable wear and tear excepted, as of the expiration or termination of the Term (including any extension under Section 4.3(a)(2)) or the completion of any Services requiring such Equipment requested by New Century under this Section 4.3, whichever is later. At New Century’s direction, Supplier shall extend the right to purchase and/or assume the lease for such Equipment to the Eligible Recipients and/or New Century’s designee(s), in accordance with the provisions of this Section 4.3(b)(4). Supplier shall, at no additional charge to New Century, maintain such Equipment through the date of transfer so as to be eligible for the applicable manufacturer’s maintenance program. In the case of Supplier-owned Equipment, Supplier shall grant to New Century, the Eligible Recipients and/or their designee(s) a warranty of title and a warranty that such Equipment is free and clear of all liens and encumbrances. Such conveyance by Supplier to New Century, the Eligible Recipients and/or New Century’s designee(s) shall be at the fair market value of such Equipment. At New Century’s request, the Parties shall negotiate in good faith and agree upon the form and structure of the purchase. In the case of leased Equipment to be transferred to New Century, the Eligible Recipients and/or New Century’s designee(s), Supplier shall (i) represent and warrant that the lease is not in default, (ii) represent and warrant that all payments thereunder have been made through the date of transfer, and (iii) notify New Century of any non-trivial lessor defaults of which it is aware at the time.

(5)	New Century Facilities, Equipment and Software. Supplier shall vacate the New Century Facilities and return to New Century, if not previously returned, any New Century owned Equipment, New Century leased Equipment, New Century Owned Software, New Century licensed Third Party Software and New Century Owned Materials, in condition at least as good as the condition when made available to Supplier, ordinary wear and tear excepted. Supplier shall vacate such New Century Facilities and return such Equipment, Software and Materials at the expiration or termination of the Term (including any extension under Section 4.3(a)(2)) or the completion of any Services requiring such New Century Facilities, Equipment, Software and Materials requested by New Century under this Section 4.3, whichever is later. At New Century’s direction, Supplier will, as an alternative to returning Software to be returned pursuant to this Section, certify in writing its destruction or other removal of the Software from its Equipment.

(6)	Supplier Subcontracts and Third Party Contracts. Supplier shall inform New Century of all subcontracts or Third Party Contracts substantially dedicated by Supplier, Supplier Subcontractors or Supplier Affiliates to the performance of the Services. Unless and to the extent any such contract has been identified on Exhibit 18 pursuant to Section 6.4(c), Supplier shall, at New Century’s request, cause such Subcontractors, Supplier Affiliates or third party contractors to permit New Century, the Eligible Recipients and/or their designee(s) to assume prospectively any or all such contracts or to enter into new contracts with New Century, the Eligible Recipients and/or their designees on substantially the same terms and conditions, including price. Supplier shall so assign the designated subcontracts and Third Party Contracts to New Century, the Eligible Recipients and/or their designee(s) as of the expiration or termination of the Term (including any extension under Section 4.3(a)(2)) or the completion of any Termination Assistance Services requiring such subcontracts or Third Party Contracts requested by New Century under this Sections 4.3, whichever is later. Unless and to the extent any such contract has been identified on Exhibit 18 pursuant to Section 6.4(c), there shall be no charge or fee imposed on New Century, the Eligible Recipients and/or their designee(s) by Supplier or its Subcontractors, Affiliates or third party contractors for such assignment. Supplier shall (i) represent and warrant that it is not in default under such subcontracts and Third Party Contracts, (ii) represent and warrant that all payments thereunder through the date of assignment are current, and (iii) notify New Century of any Subcontractor’s or third party contractor’s non-trivial default with respect to such subcontracts and Third Party Contracts of which it is aware at the time.

(7)	Other Subcontracts and Third Party Contracts. In addition to its obligations under Section 4.3(b)(6), Supplier shall use commercially reasonable efforts to make available to New Century, the Eligible Recipients and/or their designee(s), pursuant to reasonable terms and conditions, any Subcontractor or third party services then being utilized by Supplier in the performance of the Services. Supplier shall retain the right to utilize any such Subcontractor or third party services in connection with the performance of services for any other Supplier customer. New Century and the Eligible Recipients shall retain the right to contract directly with any Subcontractor or third party previously utilized by Supplier to perform any Services.

(8)	Extension of Services. As part of the Termination Assistance Services, for a period of up to twelve (12) months following the originally specified expiration or termination date, Supplier shall provide to the Eligible Recipient(s), under the terms and conditions of this Agreement, at New Century’s request, any or all of the Services being performed by Supplier for such Eligible Recipients prior to the expiration or termination date, including those Services described in Section 4.1 and Exhibit 2; provided that New Century may extend the period for the provision of such Services as and to the extent provided in Section 4.3(a)(2). New Century shall provide Supplier with notice of the Services, if any, to be provided pursuant to this provision (i) at least sixty (60) days prior to the expiration of the Term or the effective date of a termination for convenience, or (ii) within thirty (30) days after the effective date of a termination for cause (provided that, in the event of a termination for cause, Supplier shall continue to provide the Services provided prior to such termination during the thirty (30) day period unless instructed otherwise by New Century. To the extent New Century requests such Services, New Century will pay Supplier the Charges specified in Exhibit 4 that New Century would have been obligated to pay Supplier for such Services if this Agreement had not yet expired or been terminated. To the extent New Century requests a portion (but not all) of the Services included in a particular Charge, the amount to be paid by New Century will be equitably adjusted in proportion to the portion of the Services included in the applicable Charge that Supplier will not be providing or performing.

In addition to the foregoing, to the extent New Century requests that all or part of the Services be provided to an Eligible Recipient no longer Controlled by New Century, New Century shall reimburse Supplier for any additional license fees reasonably incurred by Supplier for Third Party Software or Software owned by Subcontractors that are not Affiliates of Supplier to the extent such Software is required to perform the requested Services (provided Supplier notifies New Century of such additional license fees, obtains New Century’s approval prior to incurring such fees, and uses commercially reasonable efforts to minimize such additional license fees to the extent possible).

(9)	Rates and Charges. Except as provided in Section 4.3(b)(8), if New Century requests that Supplier provide or perform Termination Assistance Services in accordance with this Agreement, New Century shall pay Supplier the COLA-adjusted rates and charges specified in Exhibit 4 for the Supplier Personnel or resources required to perform such Termination Assistance Services. To the extent rates and charges for such Supplier Personnel or resources are not specified in Exhibit 4, New Century shall pay Supplier a negotiated fee, which shall be no less favorable to New Century than the most favorable rates available under then-current New Century/Supplier contracts for like services or Supplier’s then current commercially available rates for such personnel or resources. Notwithstanding the foregoing, Supplier shall use commercially reasonable efforts to provide the Termination Assistance Services requested by New Century using Supplier’s program management personnel (provided that the Termination Assistance Services include the continued provision of Services pursuant to Section 4.3(b)(8)) or other Supplier Personnel then assigned to the engagement for whom New Century is not obligated to pay an additional Charge (including Supplier Personnel not assigned on a dedicated basis as long the performance of such Termination Assistance Services does not cause such personnel to materially exceed the time they ordinarily devote to the New Century engagement on a monthly basis). To the extent Supplier is able to do so, New Century shall incur no additional charge for such Termination Assistance Services. If the Termination Assistance Services requested by New Century cannot be provided by Supplier using such Supplier Personnel without impacting Supplier’s ability to meet the Service Levels and/or its other obligations under the Agreement, Supplier shall so advise New Century and New Century, in its sole discretion, may forego or delay any work activities or temporarily or permanently adjust the work to be performed by Supplier, the schedules associated therewith or the Service Levels to permit the performance of such Termination Assistance Services using such personnel.

4.4	Right to In-source or Use Third Parties.

(a)	Right of Use. Nothing in this Agreement shall be construed as a requirements contract, and subject to Section 5(f) of Exhibit 4, this Agreement shall not be interpreted to prevent New Century or any Eligible Recipient from obtaining from third parties (each, a “New Century Third Party Contractor”), or providing to itself, any or all of the Services or any other products or services. Nor shall anything in this Agreement be construed or interpreted as limiting New Century’s right or ability during the Term to change the requirements of New Century or the Eligible Recipients, move parts of Functional Service Areas in and out of scope, add or delete Eligible Recipients or increase or decrease its demand for Services. Subject to Section 5(f) of Exhibit 4, to the extent New Century or an Eligible Recipient obtains from New Century Third Party Contractors, or provides to itself, any of the Services, the amount to be paid to Supplier by New Century will be equitably adjusted downward in accordance with Exhibit 4. Similarly, subject to Section 5(f) of Exhibit 4, to the extent New Century adds or deletes Eligible Recipients or increases or decreases its demand for Services, the amount to be paid to Supplier by New Century will be adjusted in accordance with Exhibit 4 and the rates specified therein.

(b)	Supplier Cooperation. Supplier shall reasonably cooperate with and work in good faith with New Century or New Century Third Party Contractors as described in this Section 4.4 and Exhibit 2 or requested by New Century. Such cooperation may include: (A) timely providing access to any facilities being used to provide the Services, as necessary for New Century personnel or New Century Third Party Contractors to perform the work assigned to them; (B) timely providing reasonable electronic and physical access to the business processes and associated Equipment, Software and/or Systems to the extent necessary and appropriate for New Century personnel or New Century Third Party Contractors to perform work related to or in furtherance of the Services; (C) timely providing then available written requirements, standards, policies or other documentation for the business processes and associated Equipment, Software or Systems procured, operated, supported or used by Supplier in connection with the Services as necessary for New Century personnel or New Century Third Party Contractors to perform the work assigned to them; (D) providing, to the extent practicable and within Supplier’s control, that there is no degradation in the provision of the Services caused by the adjustments made by Supplier in transferring Services to a third party, New Century or an Eligible Recipient; or (E) any other cooperation reasonably necessary for New Century personnel or New Century Third Party Contractors to perform the work in question. New Century shall require New Century personnel and New Century Third Party Contractors to comply with Supplier’s reasonable security, safety and confidentiality requirements (including, in the case of New Century Third Party Contractors, the execution of a non-disclosure agreement substantially in the form attached as Exhibit 22), and, to the extent performing work on Software, Equipment or Systems for which Supplier has operational responsibility, to comply with Supplier’s reasonable standards, methodologies, and procedures. Such cooperation shall be provided at no additional Charge to New Century unless and to the extent such cooperation requires additional Supplier resources, in which case it shall be treated as a Project.

(c)	Notice by Supplier. Supplier shall use commercially reasonable efforts to immediately notify New Century when it becomes aware that an act or omission of a New Century Third Party Contractor will cause, or has caused, a problem or delay in providing the Services, and shall use commercially reasonable efforts to work with New Century, the Eligible Recipients and the New Century Third Party Contractor to prevent or circumvent such problem or delay. Supplier shall do so at no additional Charge to New Century unless and to the extent such work requires additional Supplier resources, in which case it shall be treated as a Project. Supplier shall cooperate with New Century, the Eligible Recipients and New Century Third Party Contractors to resolve differences and conflicts arising between the Services and other activities undertaken by New Century, the Eligible Recipients or New Century Third Party Contractors. Any notification provided by Supplier in accordance with this Section 4.4(c) shall not in and of itself excuse Supplier from the performance of any of its obligations under this Agreement.

4.5	Projects.

(a)	Procedures and Performance. Supplier shall perform Projects requested and approved by New Century in accordance with Section 10 of Exhibit 4. A “Project” is a discrete unit of non-recurring work that is related to or in furtherance of the Services, but that is not an inherent or necessary part of the day-to-day Services, and is not required to be performed by Supplier to meet the existing Service Levels (other than Service Levels related to Project performance). A Project may consist of or include work that would otherwise be treated as New Services. The Supplier Personnel assigned to perform such Projects shall possess the training, education, experience, competence and skill to perform such work. The New Century Project Executive or his or her designee shall request, define and set the priority for such Projects. Supplier shall use commercially reasonable efforts to maintain appropriate continuity of personnel assigned to perform Projects.

(b)	Additional Work or Reprioritization. The New Century Project Executive or his or her designee may identify new or additional work activities to be performed by Supplier Personnel (under a new or amended Project Order, where appropriate) (including work activities that would otherwise be treated as Projects or New Services) or reprioritize or reset the schedule for existing work activities to be performed by such Supplier Personnel. Notwithstanding Section 4.5(a), to the extent the work activities requested by New Century can be provided by Supplier using Supplier’s program management personnel or other Supplier Personnel then assigned to the engagement for whom New Century is not obligated to pay an additional Charge (including Supplier Personnel not assigned on a dedicated basis as long as the performance of such Project does not cause such personnel to exceed the time they ordinarily devote to the New Century engagement on a monthly basis, including the time ordinarily counted toward Baseline Project FTE Hours) without impacting the established schedule for other tasks or the performance of the Services in accordance with the Service Levels, there will be no additional charge to New Century for such work and the FTE hours associated with such work shall not be counted against the Baseline Project FTE Hours. If the work activities requested by New Century cannot be provided by Supplier using personnel then assigned to New Century without impacting the Service Levels, New Century, in its sole discretion, may forego or delay any work activities or temporarily or permanently adjust the work to be performed by Supplier, the schedules associated therewith or the Service Levels to permit the performance of the requested work using such personnel.

4.6	Service Revisions

(a)	Financial Responsibility For Changes.

(i)	Supplier Responsibility. Without limiting New Century’s right of approval under Section 9.6(c), unless otherwise set forth in this Agreement (including Section 15.10) or expressly approved by New Century, Supplier shall bear all charges, fees and costs associated with any change (i) desired by Supplier, or (ii) necessitated by a change in Supplier Laws (excluding Payroll Laws, and Privacy Laws applicable to the provision of Services because of the presence of New Century or Eligible Recipient employees in the relevant jurisdiction and not because of the presence in such jurisdiction of Supplier Personnel or a Supplier Facility from which the impacted Services are provided), including all charges, fees and costs associated with (i) the design, installation, implementation, testing and rollout of such change, (ii) any modification or enhancement to, or substitution for, any impacted business process or associated Software, Equipment, System, Services or Materials, (iii) any increase in the cost to New Century or the Eligible Recipients of operating, maintaining or supporting any impacted business process or associated Software, Equipment, System, Services or Materials, and (iv) any increase in Resource Unit usage resulting from such change. Notwithstanding the preceding sentence, New Century shall bear the charges, fees and costs if the change is (i) initiated by New Century, or (ii) an optional change offered by Supplier and requested by New Century.

(ii)	New Century Changes (Service Revisions). Without limiting the provisions of Section 4.6(a)(i) or 15.10(g), in the event (i) New Century requests a change to the Services, (ii) a change provided for under this Agreement is not designated as a change for which Supplier is financially responsible, or (iii) a change is necessitated by a change in New Century Laws, Payroll Laws or Privacy Laws applicable to the provision of Services because of the presence of New Century or Eligible Recipient employees in the jurisdiction in question (a “Service Revision”), Supplier shall promptly evaluate such Service Revision to determine the impact of such Service Revision on the ongoing Services, including any impact on the level of effort, resources or expense associated with the performance of the changed Services and any resulting impact on the Base Charges or ARC/RRC Rates for such Services, which determination shall be made in accordance with Sections 4.6(a)(ii)(1), (2), (3) and (4) of this Agreement. To the extent relevant, Supplier shall prepare for New Century a proposal (a “Service Revision Proposal”) describing in detail the impact of such Service Revision on the ongoing Services and any resulting changes to the Base Charges or ARC/RRC Rates. The Parties shall then negotiate in good faith and seek to agree upon the Service Revision Proposal and shall modify such proposal as and to the extent appropriate. If the Service Revision Proposal is approved by New Century, Supplier shall implement the Service Revision in accordance with the Service Revision Proposal and the Base Charges and/or ARC/RRC Rates appearing in Exhibit 4 shall be modified accordingly. If the Parties disagree and New Century nevertheless directs Supplier to proceed with such Service Revision, Supplier shall promptly implement such Service Revision under the pricing set forth in the Service Revision Proposal and the Parties shall submit the disagreement to the dispute resolution process set forth in Article 19.

For avoidance of doubt, it is understood and agreed that the foregoing applies only to changes in the ongoing Services and the Base Charges and ARC/RRC Rates associated therewith and that the implementation of a Service Revision and any resources or effort expended in connection therewith will be treated as a Project in accordance with Section 4.5 of this Agreement and Section 10 of Exhibit 4.

For purposes of the foregoing:

(1)	No Charge Service Revision. To the extent the Service Revision:

(a)	does not require increased levels of effort, resources or expense from Supplier; or

(b)	requires increased levels of effort, resources or expense from Supplier that can be offset by reductions in effort, resources or expense required of Supplier prior to the Service Revision, including through efficiencies realizable through the performance of the Services as so changed;

(each such Service Revision, a “No Charge Revision”), there shall be no increase in the Base Charges or ARC/RRC Rates associated with such change.

(2)	Potential Charge Impacting Service Revision. Subject to Section 4.6(a)(ii)(4) and 11.5, to the extent the Service Revision:

(a)	requires increased levels of effort, resources or expense from Supplier that cannot be offset by other reductions in effort, resources or expense required of Supplier prior to the Service Revision, associated with such Service Revision; and

(b)	the Service Revision is not a No Charge Revision or a change that is Supplier’s responsibility pursuant to Section 4.6(a)(i) or 4.6(a)(ii)(1);

the Base Charges and/or ARC/RRC Rates for the impacted Services shall be subject to increase as set forth in the approved Service Revision Proposal.

(3)	Decreased Charge Service Revision. Subject to Sections 4.6(a)(ii)(4) and 11.5 of this Agreement and Section 5(f) of Exhibit 4, to the extent the Service Revision permits reduced levels of effort, resources or expense from Supplier, the Base Charges and/or ARC/RRC Rates for the impacted Services, shall be reduced as set forth in the approved Service Revision Proposal.

(4)	Notwithstanding the foregoing, to the extent the net increase or decrease in the level of effort, resources or expense associated with any Service Revision and the resulting increase or decrease in the applicable Base Charges and/or ARC/RRC Rates, measured on an annualized basis, would be less than or equal to $5,000 (the “Individual De Minimus Change Threshold Amount”), and the net increase or decrease associated with all such de minimus changes in a Functional Service Area in any Contract Year would be less than or equal to $25,000 (the “Aggregate De Minimus Change Threshold Amount”), there shall be no change in the Base Charges and/or ARC/RRC Rates for the applicable Functional Service Area. In addition, if the net increase or decrease in the level of effort, resources or expense associated with all Service Revisions exceeding the Individual De Minimus Change Threshold Amount and/or the Aggregate De Minimus Change Threshold Amount implemented in a Functional Service Area in any Contract Year and the resulting increase or decrease in the applicable Base Charges and/or ARC/RRC Rates, measured in the aggregate and on an annualized basis, would be less than or equal to $50,000 (the “Aggregate Change Threshold Amount”), there shall be no change in the applicable Base Charges and/or ARC/RRC Rates for the applicable Functional Service Area. Notwithstanding the foregoing, to the extent the net increase or decrease in the level of effort, resources or expense associated with all Service Revisions falling below the Individual De Minimus Change Threshold Amount, the Aggregate De Minimus Change Threshold Amount and/or the Aggregate Change Threshold Amount, measured in the aggregate for all Contract Years, would exceed $1,550,000, such changes shall result in an increase or decrease in the applicable Base Charges and/or ARC/RRC Rates for the applicable Functional Service Area even though such changes would not otherwise result in such an increase or decrease.

4.7	Contract Management Responsibility.

(a)	Supplier, acting through the Supplier Account Executive (or his or her designees(s)), shall remain responsible for the administration of this Agreement on a day-to-day basis on behalf of Supplier (including decisions, consents, notices, acceptances and approvals) and only Supplier, acting through the Supplier Account Executive (or his or her designees(s)) shall be authorized to act on behalf of Supplier or to amend, modify, change, waive or discharge their rights and obligations under this Agreement.

(b)	New Century, acting through the New Century Project Executive (or his or her designees(s)) shall remain responsible for the administration of this Agreement on a day-to-day basis on behalf of New Century and the Eligible Recipients (including decisions, consents, notices, acceptances and approvals) and only New Century, acting through the New Century Project Executive (or his or her designees(s)) shall be authorized to act on behalf of New Century and the Eligible Recipients or to amend, modify, change, waive or discharge their rights and obligations under this Agreement.

4.8	Reliance on Instructions and Information.

(a)	In performing its obligations under this Agreement, Supplier will be entitled to reasonably rely upon any instructions, authorizations, and/or approvals communicated to Supplier in accordance with this Agreement or the Policy and Procedures Manual by the New Century Project Executive or, as to areas of competency specifically identified by the New Century Project Executive, by other New Century personnel identified by the New Century Project Executive, from time to time, as having authority to provide the same on behalf of New Century in such person’s area of competency.

(b)	Supplier shall not be responsible for errors or inaccuracies in Supplier’s work product resulting from errors or inaccuracies in the data or information provided to Supplier for processing, unless and to the extent the errors or inaccuracies in Supplier’s work product are attributable to the failure of Supplier or Supplier Personnel to comply with Supplier’s obligations under this Agreement (including the failure of Supplier or Supplier Personnel to adhere to applicable processes and controls that, if adhered to, would have enabled Supplier or Supplier Personnel to identify and timely correct such errors or inaccuracies, even if caused by New Century),

5.	REQUIRED CONSENTS

5.1	Administrative Responsibility.

At no additional cost to New Century, Supplier shall undertake all administrative activities necessary to obtain all Required Consents. At Supplier’s request, New Century will cooperate with Supplier in obtaining the Required Consents by executing appropriate New Century approved written communications and other documents prepared or provided by Supplier. With New Century’s approval, Supplier may exercise for the benefit of New Century and the Eligible Recipients any rights Supplier has to utilize license rights or other applicable rights under Supplier’s existing third party licenses, leases or contracts, and the Parties shall cooperate in minimizing or eliminating any costs associated therewith.

5.2	Financial Responsibility.

Supplier shall pay all transfer, re-licensing or termination fees or expenses associated with obtaining any Required Consents or terminating any licenses or agreements as to which Supplier is unable to obtain such Required Consents.

5.3	Contingent Arrangements.

If, despite using all commercially reasonable efforts, Supplier is unable to obtain a Required Consent, with respect to New Century licensed Third Party Software, Supplier shall, at New Century’s option and with New Century’s consent, (i) replace the New Century license for such Third Party Software with a Supplier license; (ii) replace such Third Party Software with other Software offering substantially similar features and functionality, or (iii) secure the right for Supplier to manage the New Century licensed Third Party Software on behalf of New Century. In the event of (i) or (ii), New Century shall reimburse Supplier for the charges for such Third Party Software to the extent they are equal to or less than the charges for which New Century would have been responsible had the Required Consent been obtained. If, despite using all commercially reasonable efforts, Supplier is unable to obtain a Required Consent with respect to any other New Century Third Party Contract, then, unless and until such Required Consent is obtained, Supplier shall manage such Third Party Contract on New Century’s behalf and perform all obligations and enforce all rights under such Third Party Contract as if Supplier were a party to the agreement in New Century’s place. If, despite using commercially reasonable efforts, management of such Third Party Contract is not legally or contractually possible or Supplier is unable to obtain any other Required Consent, the Parties shall discuss and agree upon commercially reasonable alternative approaches as are necessary and sufficient to provide the Services without such Required Consent. Except as otherwise expressly provided herein, the failure to obtain any Required Consent shall not relieve Supplier of its obligations under this Agreement and Supplier shall not be entitled to any additional compensation or reimbursement in connection with obtaining or failing to obtain any Required Consent or implementing any alternative approach.

6.	FACILITIES, SOFTWARE, EQUIPMENT, AND CONTRACTS ASSOCIATED WITH THE PROVISION OF SERVICES

6.1	Service Facilities.

(a)	Service Facilities.

(i)	Supplier and its Affiliates and Subcontractors shall provide the Services at or from (i) the New Century Facilities described on Exhibit 7, (ii) the Supplier Facilities described on Exhibit 8, or (iii) any other service location approved by New Century. Supplier shall provide New Century with reasonable notice of its intention to relocate the provision of a Service to a new or different Supplier Facility not identified on Exhibit 8 and shall obtain New Century’s approval prior to doing so (provided that Supplier shall not be obligated to obtain New Century’s approval with respect to Supplier Facilities to which Section 6.1(a)(ii), 6.1(a)(iii) or 6.1(a)(iv) applies). Supplier shall be financially responsible for all additional costs, taxes or expenses related to or resulting from any Supplier-initiated relocation to a new or different Supplier Facility, including any costs or expenses incurred or experienced by New Century or any Eligible Recipient as a result of such relocation; provided that, within thirty (30) days after New Century has been notified of the potential relocation, New Century notifies Supplier of any New Century controlled costs and expenses (excluding any taxes) that will be incurred or experienced by New Century or any Eligible Recipient as a result of such relocation.

(ii)	Notwithstanding Section 6.1(a)(i) above, Supplier may relocate Services from an approved Supplier Facility in the United States to another Supplier Facility in the United States, provided: (A) Supplier provides notice to New Century at least sixty (60) days prior to the effective date of such relocation; (B) the Supplier Facility to which the Services are to be relocated is comparable or superior in all material respects to the approved Supplier Facility from which such Services had previously been performed; (C) the Supplier Facility to which the Services are to be relocated complies with all relevant requirements and Supplier obligations under this Agreement; (D) the Supplier Facility to which the Services are to be relocated presents no greater risk from a disaster recovery or business continuity perspective; (E) Supplier promptly provides New Century with information and documentation demonstrating that such Supplier Facility complies with the criteria specified in Subsections (B), (C) and (D) and provides New Century with a reasonable opportunity to independently verify such compliance; (F) Supplier remedies any known non-compliance with the criteria specified in Subsections (B), (C) and (D) prior to relocating the Services in question; and (G) Supplier agrees to be financially responsible for any additional costs, taxes or expenses related to or resulting from such relocation, including any costs or expenses (e.g., audit or Sarbanes-Oxley compliance costs) incurred or experienced by New Century or any Eligible Recipient as a result of such relocation; provided that, within thirty (30) days after New Century has been notified of the potential relocation, New Century notifies Supplier of any New Century controlled costs and expenses (excluding any taxes) that will be incurred or experienced by New Century or any Eligible Recipient as a result of such relocation.

(iii)	Notwithstanding Section 6.1(a)(i) above, Supplier may relocate Services from an approved Supplier Facility in Bangalore, India, to another Supplier Facility located in the same metropolitan area and country, provided: (A) Supplier provides notice to New Century at least sixty (60) days prior to the effective date of such relocation; (B) the Supplier Facility to which the Services are to be relocated is comparable or superior in all material respects to the approved Supplier Facility from which such Services had previously been performed; (C) the Supplier Facility to which the Services are to be relocated complies with all relevant requirements and Supplier obligations under this Agreement; (D) the Supplier Facility to which the Services are to be relocated presents no greater risk from a disaster recovery or business continuity perspective; (E) Supplier promptly provides New Century with information and documentation demonstrating that such Supplier Facility complies with the criteria specified in Subsections (B), (C) and (D) and provides New Century with a reasonable opportunity to independently verify such compliance; (F) Supplier remedies any known non-compliance with the criteria specified in Subsections (B), (C) and (D) prior to relocating the Services in question; and (G) Supplier agrees to be financially responsible for any additional costs, taxes or expenses related to or resulting from such relocation, including any costs or expenses (e.g., audit or Sarbanes-Oxley compliance costs) incurred or experienced by New Century or any Eligible Recipient as a result of such relocation; provided that, within thirty (30) days after New Century has been notified of the potential relocation, New Century notifies Supplier of any New Century controlled costs and expenses (excluding any taxes) that will be incurred or experienced by New Century or any Eligible Recipient as a result of such relocation.

(iv)	Notwithstanding Section 6.1(a)(i) above, Supplier may temporarily provide a portion of the Services (not to exceed 20% of the Service in question) on an overflow basis from an approved Supplier Facility identified as “secondary” on Exhibit 8, provided: (A) Supplier provides notice to New Century of its intention to do so at least sixty (60) days prior to the first use of such “secondary” Supplier Facility for this purpose; (B) such Supplier Facility is comparable or superior in all material respects to the approved Supplier Facility from which such Services are ordinarily performed; (C) such Supplier Facility complies with all relevant requirements and Supplier obligations under this Agreement; (D) such Supplier Facility presents no greater risk from a disaster recovery or business continuity perspective; (E) Supplier promptly provides New Century with information and documentation demonstrating that such Supplier Facility complies with the criteria specified in Subsections (B), (C) and (D) and provides New Century with a reasonable opportunity to independently verify such compliance; (F) Supplier remedies any known non-compliance with the criteria specified in Subsections (B), (C) and (D) prior to performing the Services in question from such facility; and (G) Supplier agrees to be financially responsible for any additional costs, taxes or expenses related to or resulting from the performance of Services from such Supplier Facility, including any costs or expenses (e.g., audit or Sarbanes-Oxley compliance costs) incurred or experienced by New Century or any Eligible Recipient as a result of such relocation; provided that, within thirty (30) days after New Century has been notified of the potential relocation, New Century notifies Supplier of any New Century controlled costs and expenses (excluding any taxes) that will be incurred or experienced by New Century or any Eligible Recipient as a result of the use of such Supplier Facility in this manner.

(b)	New Century Facilities. New Century shall provide Supplier with the use of and access to the New Century Facilities (or equivalent space) described in Exhibit 7 for the periods specified therein solely as necessary for Supplier to perform its obligations under this Agreement. All New Century owned or leased assets provided for the use of Supplier under this Agreement shall remain in New Century Facilities unless New Century otherwise agrees. In addition, all improvements or modifications to New Century Facilities requested by Supplier shall be (i) subject to review and approval in advance by New Century, (ii) in strict compliance with New Century’s then-current policies, standards, rules and procedures, and (iii) performed by and through New Century at Supplier’s expense. Supplier acknowledges and agrees that the facilities to be provided by New Century are sufficient for performing the Services and for satisfying Supplier’s responsibilities under this Agreement. THE NEW CENTURY FACILITIES ARE PROVIDED BY NEW CENTURY TO SUPPLIER ON AN AS-IS, WHERE-IS BASIS. NEW CENTURY EXPRESSLY DISCLAIMS ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO THE NEW CENTURY FACILITIES, OR THEIR CONDITION OR SUITABILITY FOR USE BY SUPPLIER.

(c)	Furniture, Fixtures and Equipment. At the New Century Facilities described in Exhibit 7, New Century shall provide office space and office furniture for the number of Supplier Personnel and for such periods specified in Exhibit 7. The office space and office furniture provided by New Century for the use of Supplier Personnel will be generally comparable to (i) the office space and office furniture provided to New Century Personnel prior to the Commencement Date, or (ii) the then-standard office space and office furniture provided to similarly situated New Century employees. Supplier shall be financially responsible for providing all other office space, office furniture and fixtures needed by Supplier or Supplier Personnel to provide the Services, and for all upgrades, replacements and additions to such office furniture or fixtures; provided that such office furniture and fixtures must be approved in advance by New Century and meet New Century’s then-current standards; and provided further that Supplier shall use commercially reasonable efforts to purchase and use surplus New Century furniture and fixtures to the extent available. Supplier Personnel using the office facilities provided by New Century will be accorded reasonable access to the communications wiring in such facilities (including fiber, copper and wall jacks, subject to Section 6.1(d)) and the use of certain shared office equipment and services, such as photocopiers, local and long distance telephone service for New Century-related calls, telephone handsets, Internet connectivity, mail service, office support service (e.g., janitorial), heat, light, and air conditioning; provided that such access and usage shall be solely for and in connection with the provision of Services by such Supplier Personnel; provided further that, the extent, if any, to which Supplier Personnel require access to the New Century network will be defined and agreed upon during the Transition Period; and provided further that Supplier shall reimburse New Century for the additional incremental costs incurred by New Century or the Eligible Recipients if and to the extent Supplier’s technology solution, service delivery model and/or inefficiency cause its usage or consumption of such resources to exceed historical levels. Supplier shall be responsible for providing all other office related equipment, and services needed by Supplier or Supplier Personnel at such New Century Facilities to provide the Services, and for upgrades, improvements, replacements and additions to such equipment, or services.

(d)	Supplier’s Responsibilities Regarding New Century’s Network. To the extent any Equipment provided or used by Supplier or Supplier Personnel is connected directly to the network(s) of New Century or any Eligible Recipient, such Equipment (and all Software installed thereon) shall be (i) subject to review and approval in advance by New Century (Supplier shall cooperate with New Century in the testing, evaluation and approval of such Equipment), (ii) in compliance with New Century’s then-current security policies, architectures, standards, rules and procedures, and (iii) in compliance with New Century’s then-current hardware and software specifications. Supplier shall not install or permit the installation of any other software on such Equipment without New Century’s prior approval. Supplier shall promptly investigate any security breach of New Century’s networks or Systems where such breach is associated with Supplier Personnel or the performance of the Services. Supplier shall notify New Century of each such security breach and permit New Century to participate in the planning and conducting of any audit or investigation of such breach. Supplier shall promptly (i) report the findings of any such audit or investigation to New Century, (ii) provide New Century with a copy of any written report prepared in connection therewith, and (iii) to the extent in Supplier’s areas of responsibility and control, prepare and (following New Century approval) implement a remediation plan to remediate the effects of the security breach and prevent its recurrence.

(e)	Supplier’s Responsibilities. Except as provided in Sections 6.1(a), (b) and (c) and Section 6.4, Supplier shall be financially and operationally responsible for providing all furniture, fixtures, Equipment, connectivity, space and other facilities required to perform the Services and all upgrades, improvements, replacements and additions to such furniture, fixtures, Equipment, connectivity, space and facilities. Without limiting the foregoing, Supplier shall provide (i) all maintenance, site management, site administration, and similar services for the Supplier Facilities, and (ii) uninterrupted power supply services for the Supplier Facilities.

(f)	Physical Security. New Century is responsible for the physical security of the New Century Facilities. Supplier shall not permit any person to have access to, or control of, any such area unless such access or control is permitted in accordance with control procedures approved by New Century or any higher standard agreed to by New Century and Supplier. Supplier shall be solely responsible for compliance by Supplier Personnel with such control procedures, including obtaining advance approval to the extent required.

(g)	Standards, Requirements and Procedures at New Century Facilities. Except as provided in Section 6.1(f), Supplier shall adhere to and enforce, and cause Supplier Personnel to adhere to and enforce, the operational, safety and security standards, requirements and procedures then in effect at the New Century Facilities, as such standards, requirements and procedures may be modified by New Century from time to time, subject to Section 6.3(a).

(h)	Employee Services. Subject to applicable security requirements, New Century shall permit Supplier Personnel to use certain employee facilities (e.g., designated parking facilities, cafeteria, and common facilities) at the New Century Facilities that are generally made available to the employees and contractors of New Century or the Eligible Recipients. The employee facilities in question and the extent of Supplier Personnel’s permitted use shall be specified in writing by New Century and shall be subject to modification without advance notice in New Century’s sole discretion and without any change to Supplier’s pricing. Supplier Personnel will not be permitted to use employee facilities designated by New Century for the exclusive use of certain New Century or Eligible Recipient employees and will not be entitled to the provision or reimbursement of paid parking.

(i)	Use of New Century Facilities.

(i)	Unless Supplier obtains New Century’s prior written agreement, which New Century may withhold in its sole discretion, Supplier shall use the New Century Facilities, and the Equipment and Software located therein, only to provide the Services to New Century and the Eligible Recipients.

(ii)	New Century reserves the right to relocate any New Century Facility from which the Services are then being provided by Supplier to another geographic location within the United States; provided that, in such event, New Century will provide Supplier with comparable office space in the new geographic location. In such event, New Century shall pay the applicable labor rate(s) for additional personnel reasonably required by Supplier and for the incremental Out-of-Pocket Expenses reasonably incurred by Supplier in physically relocating to such new geographic location; provided that such relocation is not expressly contemplated in this Agreement, and that Supplier notifies New Century of such additional required personnel and incremental Out-of-Pocket Expenses, obtains New Century’s approval prior to using such personnel or incurring such expenses, and uses commercially reasonable efforts to minimize such personnel and expenses. Any relocation implemented pursuant to this provision shall be subject to the Change Control Procedures to the extent that such relocation impacts Supplier’s delivery of the Services.

(iii)	New Century also reserves the right to direct Supplier to cease using all or part of the space in any New Century Facility from which the Services are then being provided by Supplier and to thereafter use such space for its own purposes. In such event, New Century shall reimburse Supplier for any reasonable incremental Out-of-Pocket Expenses incurred by Supplier in leasing substitute space and physically relocating to such space and any reasonable incremental labor costs incurred by Supplier in physically relocating to such space; provided that such relocation is not expressly contemplated in this Agreement and that Supplier notifies New Century of such incremental Out-of-Pocket Expenses, obtains New Century’s approval prior to incurring such expenses; and uses commercially reasonable efforts to minimize such expenses. Any relocation implemented pursuant to this provision shall be subject to the Change Control Procedures to the extent that such relocation impacts Supplier’s delivery of the Services.

(j)	Conditions for Return. When the New Century Facilities are no longer to be used by Supplier as contemplated by this Section 6.1 and/or Exhibit 7 or are otherwise no longer required for performance of the Services, Supplier shall notify New Century as soon as practicable and shall vacate and return such New Century Facilities (including any improvements to such facilities made by or at the request of Supplier) to New Century in substantially the same condition as when such facilities were first provided to Supplier, subject to reasonable wear and tear.

(k)	No Violation of Laws. Supplier shall (i) treat, use and maintain the New Century Facilities in a reasonable manner, and (ii) provide that neither Supplier nor any of its Subcontractors commits, and use all reasonable efforts to provide that no business visitor or invitee commits, any act in violation of any Laws applicable to the use of such Supplier occupied New Century Facility or any act in violation of New Century’s insurance policies or in breach of New Century’s obligations under the applicable real estate leases in such Supplier occupied New Century Facilities (in each case, to the extent Supplier has received notice of such insurance policies or real estate leases or should reasonably be expected to know of such obligations or limitations).

6.2	Use of Supplier Facilities.

During the Term, Supplier shall provide to New Century, at no charge and consistent with the confidentiality obligations contained in this Agreement and reasonable security requirements applicable generally to such facilities, (i) reasonable access to the areas within Supplier Facilities from which the Services are being performed, and (ii) access to reasonable work/conference space at such Supplier Facilities for the discharge of New Century’s rights under the Agreement. In addition, at New Century’s request, Supplier shall provide reasonable access to and use of such Supplier Facilities by New Century personnel and/or New Century Third Party Contractors as and to the extent provided in Section 4.4(b).

6.3	New Century Rules/Employee Safety.

(a)	New Century Rules and Compliance. In using the New Century Facilities to perform the Services, Supplier shall observe and comply with all New Century policies, rules, and regulations applicable generally to such New Century Facilities which have been communicated to Supplier or Supplier Personnel in advance by such means as are generally used by New Century to disseminate such information to its employees or contractors, including those set forth on Attachment 2-A and those applicable to specific New Century Sites (collectively, “New Century Rules”). The Parties acknowledge and agree that, as of the Commencement Date, Supplier is fully informed as to the New Century Rules as of such date. Supplier shall be responsible for the promulgation and distribution of New Century Rules to Supplier Personnel as and to the extent necessary and appropriate. Additions or modifications to the New Century Rules may be (i) communicated orally by New Century or an Eligible Recipient directly to Supplier and Supplier Personnel, (ii) disclosed to Supplier and Supplier Personnel in writing, (iii) conspicuously posted at a New Century Facility, (iv) electronically posted, or (v) communicated to Supplier or Supplier Personnel by means generally used by New Century to disseminate such information to its employees or contractors. Supplier and Supplier Personnel shall observe and comply with such additional or modified New Century Rules; provided that, if such additional or modified New Century Rules cause Supplier to be unable to perform its obligations under this Agreement or to meet the applicable Service Levels, despite using commercially reasonable efforts, Supplier shall be relieved of responsibility for any resulting performance failure, but only if Supplier (i) promptly notifies New Century of its inability to perform under such circumstances, (ii) cooperates with New Century to address the resulting problem and thereby avoid any non-performance, (iii) identifies and pursues commercially reasonable means to avoid or mitigate the impact of such additional or modified New Century Rules, and (iv) uses commercially reasonable efforts to perform notwithstanding such rules.

(b)	Safety and Health Compliance. Supplier and Supplier Personnel shall familiarize themselves with the premises and operations at each New Century Facility at, to or from which Services are rendered and the New Century Rules applicable to each such Facility. Supplier and Supplier Personnel shall observe and comply with all Laws applicable to the use of each New Century Facility, including environmental Laws and Laws regarding occupational health and safety. Supplier and Supplier Personnel also shall observe and comply with all New Century Rules with respect to safety, health, security and the environment and shall take commercially reasonable precautions to avoid injury, property damage, spills or emissions of hazardous substances, materials or waste, and other dangers to persons, property or the environment. To the extent required by New Century, Supplier Personnel shall receive prescribed training prior to entering certain New Century Facilities.

6.4	Software, Equipment and Third Party Contracts.

(a)	Financial Responsibility. Each Party shall be financially responsible for any third party fees or expenses incurred on or after the Commencement Date (or, if later, the date on which Supplier assumes responsibility for the Services in question in accordance with the Transition Plan) associated with Software, Equipment, Equipment leases and Third Party Contracts for which such Party is financially responsible under Exhibit 2 or Attachment 4-B (excluding Third Party Contracts administered by Supplier on a pass-through basis, which are addressed in Section 11.2). Unless otherwise expressly provided, each Party also shall be financially responsible for any third party fees or expenses on or after the Commencement Date (or, if later, the date on which Supplier assumes responsibility for the Services in question in accordance with the Transition Plan) associated with new, substitute or replacement Software, Equipment, Equipment leases or Third Party Contracts (including Upgrades, enhancements, new versions or new releases of such Software or Equipment) for which such Party is financially responsible under Exhibit 2 or Attachment 4-B.

(b)	Operational Responsibility. With respect to Software, Equipment, Equipment leases and Third Party Contracts for which Supplier is operationally responsible under Exhibit 2 or Attachment 4-B, Supplier shall be responsible for (i) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of such Software, Equipment, Equipment leases and Third Party Contracts; (ii) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Software, Equipment, Equipment leases and Third Party Contracts (including Upgrades, enhancements, new versions or new releases of such Software); (iii) the performance, availability, reliability, compatibility and interoperability of such Software, Equipment and Third Party Contracts each in accordance with this Agreement, including the Service Levels and Change Control Procedures; (iv) the compliance with and performance of the operational, administrative and contractual obligations specified in the applicable licenses, leases and contracts (provided that, in the case of New Century licenses, leases and contracts, Supplier has received copies of such licenses, leases and contracts or has otherwise been notified of such operational, administrative and contractual obligations); (v) the administration and exercise as appropriate of all rights available under such licenses, leases and contracts (provided that, in the case of New Century licenses, leases and contracts, Supplier has received copies of such licenses, leases and contracts or has otherwise been notified of the rights available therein); and (vi) the payment of any fees, penalties, charges, interest or other expenses due and owing under or with respect to such licenses, leases and contracts that are incurred, caused by or result from Supplier’s failure to comply with or perform its obligations under this Section 6.4(b) (except to the extent that such failure directly results from a breach by New Century of its obligations under this Agreement).

(c)	Rights Upon Expiration/Termination. With respect to all Third Party Software licenses, Equipment leases and Third Party Contracts used by Supplier in providing the Services to New Century and for which Supplier is financially responsible under Exhibit 2 or Attachment 4-B, Supplier shall use commercially reasonable efforts to (i) obtain for New Century, the Eligible Recipients and/or their designee(s) the license, sublicense, assignment and other rights specified in Sections 4.3(b) and 14.6, (ii) provide that the granting of such license, sublicense, assignment and other rights is not subject to subsequent third party approval or the payment by New Century, the Eligible Recipients or their designee(s) of license, assignment or transfer fees, (iii) provide that the terms, conditions and prices applicable to New Century, the Eligible Recipients and/or their designee(s) following expiration or termination are no less favorable than those otherwise applicable to Supplier, and at least sufficient for the continuation of the activities comprising the Services, and (iv) provide that neither the expiration/termination of this Agreement nor the assignment of the license, lease or contract will trigger less favorable terms, conditions or pricing. If Supplier is unable to obtain any such rights, it shall notify New Century in advance and shall not use such Third Party Software license, Equipment lease or Third Party Contract without New Century’s approval (and absent such approval, Supplier’s use of any such Third Party Software license, Equipment lease or Third Party Contract shall obligate Supplier to obtain or arrange, at no additional cost to New Century, for such license, sublicense, assignment or other right for New Century, the Eligible Recipients and their designee(s) upon expiration or termination). New Century hereby approves Supplier’s use of the Third Party Software licenses, Equipment leases and Third Party Contracts identified in Exhibit 18, notwithstanding Supplier’s failure to obtain the rights and conditions described in this Section 6.4(c). If New Century consents to Supplier’s use of specific Third Party Software licenses, Equipment leases or Third Party Contracts under these circumstances, such consent shall be deemed to be conditioned on Supplier’s commitment to use commercially reasonable efforts to cause such third party to agree at expiration or termination of this Agreement or the completion of Termination Assistance Services to permit New Century, the Eligible Recipients and/or their designee(s) to assume prospectively the license, lease or contract in question or to enter into a new license, lease or contract with New Century, the Eligible Recipients and/or their designee(s) on substantially the same terms and conditions, including price. If New Century consents to Supplier’s use of specific Third Party Software licenses, Equipment leases or Third Party Contracts under these circumstances, such Third Party Software licenses, Equipment leases or Third Party Contracts shall be added to Exhibit 18. It is understood and agreed that, with respect to a proposed replacement for a Third Party Software license, Equipment lease or Third Party Contract listed on Exhibit 18 as of the Effective Date, New Century will not withhold its consent on this basis if and to the extent the rights available to New Century, the Eligible Recipients and their designee(s) with respect to the proposed replacement are equal to or greater than those available with respect to the original item.

(d)	Evaluation of Third Party Software, Equipment. In addition to its obligations under Section 6.4(a) and (b) and in order to facilitate New Century’s control of architecture, standards and plans pursuant to Section 9.5, Supplier shall use commercially reasonable efforts to evaluate any Third Party Software and Equipment selected by or for New Century or an Eligible Recipient to determine whether such Software and Equipment will adversely affect New Century’s environment, New Century’s ability to interface with and use the Software, Equipment and Systems and/or Supplier’s ability to provide the Services. Supplier shall complete and report the results of such evaluation to New Century within a reasonable period of time, not to exceed thirty (30) days after its receipt of New Century’s request; provided, that Supplier shall use commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation.

6.5	Notice of Defaults.

New Century and Supplier shall promptly inform the other Party in writing of any breach of, or misuse or fraud in connection with, any Third Party Contract, Equipment lease or Third Party Software license used in connection with the Services of which it becomes aware and shall cooperate with the other Party to prevent or stay any such breach, misuse or fraud.

7.	SERVICE LEVELS

7.1	General.

(a)	General Performance Standards. Beginning on the Commencement Date (or, if later, the date on which Supplier assumes responsibility for the Services in question in accordance with the Transition Plan), Supplier shall perform each Service at levels of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency that are at least equal to the verifiable levels received by New Century or the Eligible Recipients prior to such date. In addition, Supplier shall perform the Services at levels of accuracy, quality, completeness, timeliness, responsiveness, resource efficiency and productivity that are equal to or higher than the accepted industry standards of top tier providers of human resources, payroll, procurement, accounts payable and other in-scope business process outsourcing services.

(b)	Service Levels. Beginning on the applicable Service Commencement Date, Supplier shall perform the Services so as to meet or exceed the Service Levels as set forth in Exhibit 3. To the extent the Parties have established a Service Level for a specific Service, the obligations described in Section 7.1(a) shall not be construed to alter, expand or supersede such Service Level.

(c)	Multiple Service Levels. If more than one Service Level applies to any particular obligation of Supplier, Supplier shall perform in accordance with any and all such Service Levels.

7.2	Service Level Credits; Deliverable Credits.

(a)	Service Level Credits. Supplier recognizes that New Century is paying Supplier to deliver the Services at specified Service Levels. If Supplier fails to meet such Service Levels, then, in addition to other remedies available to New Century, Supplier shall pay or credit to New Century the performance credits specified in Exhibit 3 (“Service Level Credits”) in recognition of the diminished value of the Services resulting from Supplier’s failure to meet the agreed upon level of performance, and not as a penalty. Under no circumstances shall the imposition of Service Level Credits be construed as New Century’s sole or exclusive remedy for any failure to meet the Service Levels. However, if New Century recovers monetary damages from Supplier as a result of Supplier’s failure to meet a Service Level, Supplier shall be entitled to set-off against such damages any Service Level Credits paid for the failure giving rise to such recovery, as reduced by any applicable earnback pursuant to Exhibit 3. Fifty percent (50%) of the Service Level Credits incurred by Supplier pursuant to this provision shall be counted toward the overall liability cap specified in Section 18.3(b).

(b)	Deliverable Credits. Supplier recognizes that New Century is paying Supplier to provide certain Critical Deliverables by the time and in the manner agreed by the Parties. If Supplier fails to meet its obligations with respect to such Critical Deliverables, then, in addition to other remedies available to New Century, Supplier shall pay or credit to New Century the amounts (the “Deliverable Credits”) specified in Exhibits 3 and/or 20 or established by New Century as part of the Project approval process on a case by case basis in recognition of the diminished value of the Services resulting from Supplier’s failure to meet the agreed upon level of performance, and not as a penalty. If New Century recovers monetary damages from Supplier as a result of Supplier’s failure to meet its obligations with respect to one (1) or more Critical Deliverables, Supplier shall be entitled to set-off against such damages any Deliverable Credits paid for the failures giving rise to such recovery. Fifty percent (50%) of the Deliverable Credits incurred by Supplier pursuant to this provision shall be counted toward the overall liability cap specified in Section 18.3(b).

7.3	Problem Analysis.

If Supplier fails to provide Services in accordance with the Service Levels and/or this Agreement, Supplier shall (after restoring service or otherwise resolving any immediate problem) (i) promptly investigate and report on the causes of the problem; (ii) provide a Root Cause Analysis of such failure as soon as practicable after such failure or at New Century’s request (iii) correct the problem as soon as practicable (regardless of cause or fault) or coordinate the correction of the problem if Supplier does not have responsibility for the cause of the problem; (iv) advise New Century of the status of remedial efforts being undertaken with respect to such problem; (v) demonstrate to New Century’s reasonable satisfaction that the causes of such problem have been or will be corrected on a permanent basis and (vi) take commercially reasonable actions to prevent any recurrence of such problem if the cause of the problem or solution is in Supplier’s areas of responsibility or control. Supplier shall use commercially reasonable efforts to complete the Root Cause Analysis within fifteen (15) days of a failure; provided that, if it is not capable of being completed within fifteen (15) days using reasonable diligence, Supplier shall complete such Root Cause Analysis as quickly as possible and shall notify New Century prior to the end of the initial fifteen (15) day period as to the status of the Root Cause Analysis and the estimated completion date. Supplier shall perform the Root Cause Analyses as part of the Services and at no additional Charge to New Century; however, if the Root Cause Analysis reveals that the problem is not attributable to Supplier’s failure to perform its responsibilities under this Agreement, remedial action by Supplier Personnel (other than members of the program management office) to correct such problem shall be treated as a Project pursuant to Section 4.5 of this Agreement and Section 10 of Exhibit 4.

7.4	Continuous Improvement Reviews.

(a)	Improvement of Services Quality. Supplier acknowledges that the quality of the Services provided in certain Service areas can and will be improved during the Term, and Supplier agrees that the Service Levels in such Service areas will be enhanced periodically in recognition of the anticipated improvement in service quality, as specified in Exhibit 3. Supplier shall improve the quality of the Services provided in such areas to meet or exceed the enhanced Service Levels and shall do so at no additional charge to New Century.

(b)	Increase of Service Levels. In addition to the foregoing, New Century and Supplier shall periodically review the Service Levels and the performance data collected and reported by Supplier in accordance with Exhibit 3 and relevant industry data and trends on an annual basis (or more frequently if requested by New Century). Supplier shall give New Century any assistance it reasonably requires to review and verify such data. As part of such review process, the Parties shall, at no additional cost to New Century, increase certain Service Levels in accordance with Exhibit 3. In addition, subject to Sections 4.6 and 11.5 and Exhibit 3, the Parties shall agree, to the extent reasonable and appropriate, to (i) increase the Service Levels to reflect improved performance capabilities associated with advances in the proven processes, technologies and methods available to perform the Services; (ii) add new Service Levels to permit further measurement or monitoring of the accuracy, quality, completeness, timeliness, responsiveness, cost-effectiveness, or productivity of the Services; (iii) modify or increase the Service Levels to reflect changes in the processes, architecture, standards, strategies, needs or objectives defined by New Century; and (iv) modify or increase the Service Levels to reflect agreed upon changes in the manner in which the Services are performed by Supplier. All changes to the Service Levels pursuant to this Section shall be implemented in accordance with Exhibit 3 and the Change Control Procedures.

7.5	Measurement and Monitoring.

On or before the Commencement Date, Supplier shall implement measurement and monitoring tools and metrics as well as standard reporting procedures, in accordance with Exhibit 3, to measure and report Supplier’s performance of the Services at a level of detail sufficient to verify Supplier’s compliance with the applicable Service Levels. New Century or its designee shall have the right to audit all such measurement and reporting tools, performance metrics and reporting procedures. Supplier shall provide New Century with on-line access to up-to-date problem management data and other data regarding the status of service problems, service requests and user inquiries. Supplier also shall provide New Century with access to the data used by Supplier to calculate its performance against the Service Levels and the measurement and monitoring tools and procedures utilized by Supplier to generate such data for purposes of audit and verification. New Century shall not be required to pay any amount in addition to the Charges for such measurement and monitoring tools or the resource utilization associated with their use.

7.6	Satisfaction Surveys.

(a)	General. At specified intervals, Supplier shall conduct the satisfaction surveys described in Exhibits 2 and 14 in accordance with the survey protocols and procedures specified therein. To the extent Supplier engages an independent third party to perform all or any part of any satisfaction survey, such third party shall be approved in advance by New Century. Supplier shall be responsible for the cost of all such surveys conducted pursuant to this Section 7.6(a) and Exhibit 14.

(b)	New Century Conducted Surveys. In addition to the satisfaction surveys to be conducted pursuant to Section 7.6(a), New Century may survey satisfaction with Supplier’s performance in connection with and as part of broader satisfaction surveys periodically conducted by New Century. At New Century’s request, Supplier shall review and comment on the survey questions, protocols, procedures and the execution of such surveys. If New Century engages a third party to conduct a survey of the Services and such third party will have access to Supplier Confidential Information, New Century shall require such third party to execute a non-disclosure agreement with New Century.

(c)	Survey Follow-up. If the results of any satisfaction survey conducted pursuant to Section 7.6(a) or (b) indicate that the level of satisfaction with Supplier’s performance is less than the target level specified in Exhibits 3 and/or 14, Supplier shall promptly: (i) conduct a Root Cause Analysis as to the cause of such dissatisfaction; (ii) develop an action plan to address and improve the level of satisfaction; (iii) present such plan to New Century for its review, comment and approval; and (iv) take action in accordance with the approved plan and as necessary to improve the level of satisfaction. New Century and Supplier shall establish a schedule for completion of such Root Cause Analysis and the preparation and approval of the action plan which shall be reasonable and consistent with the severity and materiality of the problem; provided, that the time for completion of the Root Cause Analysis and the preparation and approval of the action plan shall not exceed thirty (30) days from the date such user survey results are finalized and reported. Supplier’s action plan developed hereunder shall specify the specific measures to be taken by Supplier and the dates by which each such action shall be completed. Within thirty (30) days after the completion of the measures described in such action plan, Supplier shall conduct follow-up surveys with the affected New Century users and management to confirm that the cause of any dissatisfaction has been addressed and that the level of satisfaction has improved. Supplier shall perform the Root Cause Analyses as part of the Services and at no additional Charge to New Century; however, if the Root Cause Analysis reveals that the dissatisfaction is not attributable to Supplier’s failure to perform its responsibilities under this Agreement, remedial action by Supplier Personnel (other than members of the program management office) to correct such problem shall be treated as a Project pursuant to Section 4.5 of this Agreement and Section 10 of Exhibit 4. The Parties recognize that Supplier’s failure to take the actions set forth in such action plan by the agreed upon dates may have an adverse impact on the business and operations of New Century and the Eligible Recipients. Accordingly, if Supplier fails to take the actions set forth in the action plan by the agreed upon dates, then, in addition to any other remedies available to New Century under this Agreement, at law or in equity, Supplier shall pay to New Century the applicable Deliverable Credits specified in such action plan for such failure.

7.7	Notice of Adverse Impact.

If a Supplier Personnel becomes aware of any failure by Supplier to comply with its obligations under this Agreement or any other situation arising in the performance of the Services that said Supplier Personnel knows or, given his or her position and duties, reasonably should know has a significant chance of (i) impacting, in a non-trivial adverse respect, the maintenance of a company’s financial integrity or internal controls, the accuracy of its financial, accounting, production quality or human resources records and reports, or, with specific regard to New Century, compliance with New Century Rules, New Century Standards or applicable Laws; or (ii) having any other material adverse impact on the Services in question or the impacted business operations of New Century or the Eligible Recipients, then, Supplier shall expeditiously inform New Century in writing of such situation and the impact or expected impact and Supplier and New Century shall meet to formulate an action plan to minimize or eliminate the impact of such situation.

8.	PROJECT PERSONNEL

8.1	Key Supplier Personnel.

(a)	Approval of Key Supplier Personnel.

(i)	Exhibit 15 identifies certain positions in each Functional Service Area to be held by Key Supplier Personnel. Supplier shall identify and obtain New Century’s approval of all Key Supplier Personnel prior to the Commencement Date. The positions designated by New Century and the Key Supplier Personnel that have been selected and approved as of the Effective Date are listed in Exhibit 15.

(ii)	Before assigning an individual to act as one of the Key Supplier Personnel, whether as an initial assignment or a subsequent assignment, Supplier shall notify New Century of the proposed assignment, shall introduce the individual to appropriate New Century representatives, shall provide reasonable opportunity for New Century representatives to interview the individual, and shall provide New Century with a resume and, subject to applicable Law and Supplier’s standard personnel practices, such other information about the individual as may be reasonably requested by New Century. If New Century in good faith objects to the proposed assignment, the Parties shall attempt to resolve New Century’s concerns on a mutually agreeable basis. If the Parties have not been able to resolve New Century’s concerns within five (5) business days of New Century communicating its concerns, Supplier shall not assign the individual to that position and shall propose to New Century the assignment of another individual of suitable ability and qualifications.

(iii)	New Century may from time to time change the positions designated as Key Supplier Personnel under this Agreement with Supplier’s approval which shall not be unreasonably withheld.

(b)	Continuity of Key Supplier Personnel. Supplier shall cause each of the Key Supplier Personnel to devote the level of effort specified in Exhibit 15 to the provision of Services under this Agreement for, at a minimum, the period specified in Exhibit 15 from the date he or she assumes the position in question (provided that, in the case of Key Supplier Personnel assigned prior to the Commencement Date, the minimum period shall be the period specified in Exhibit 15 from the Commencement Date). Supplier shall not transfer, reassign or remove any of the Key Supplier Personnel (except as a result of voluntary resignation, involuntary termination for cause, illness, disability, or death) or announce its intention to do so during the specified period without New Century’s prior approval. In the event of the voluntary resignation, involuntary termination for cause, illness, disability or death of one of its Key Supplier Personnel during or after the specified period, Supplier shall (i) give New Century as much notice as reasonably possible of such development, and (ii) expeditiously identify and obtain New Century’s approval of a suitable replacement. In addition, even after the period specified in Exhibit 15, Supplier shall transfer, reassign or remove one of its Key Supplier Personnel only after (i) giving New Century at least forty (40) days prior notice of such action, (ii) identifying and obtaining New Century’s approval of a suitable replacement at least thirty (30) days prior to such transfer, reassignment or removal, (iii) providing New Century with a plan describing the steps and knowledge transfer necessary to transition responsibility to the replacement, and (iv) demonstrating to New Century’s reasonable satisfaction that such action will not have an adverse impact on Supplier’s performance of its obligations under this Agreement. Unless otherwise agreed, Supplier shall not transfer, reassign or remove more than one (1) of the Key Supplier Personnel in any six (6) month period.

(c)	Retention and Succession. Supplier shall implement and maintain a reasonable retention strategy designed to retain Key Supplier Personnel on the New Century account for the prescribed period. Supplier shall also maintain active succession plans for each of the Key Supplier Personnel positions.

8.2	Supplier Account Executive.

Supplier shall designate a “Supplier Account Executive” for this New Century engagement who, unless otherwise agreed by New Century, shall maintain his or her office in the designated New Century Facility in Irvine, California. The Supplier Account Executive shall (i) be one of the Key Supplier Personnel; (ii) be a full time employee of Supplier; (iii) allocate the level of effort set forth in Exhibit 15 to managing the Services; (iv) remain in this position for a minimum period of two (2) years from the initial assignment (except as a result of voluntary resignation, involuntary termination for cause, illness, disability, or death); (v) serve as the single point of accountability for the Services, (vi) be the single point of contact to whom all New Century communications concerning this Agreement may be addressed; (vii) have authority to act on behalf of Supplier in all day-to-day matters pertaining to this Agreement; (viii) have day-to-day responsibility for service delivery, billing and relationship management; and (ix) have day-to-day responsibility for ensuring customer satisfaction and attainment of all Service Levels.

8.3	Supplier Personnel Are Not New Century Employees.

Except as otherwise expressly set forth in this Agreement, the Parties intend to create an independent contractor relationship and nothing in this Agreement shall operate or be construed as making New Century (or the Eligible Recipients) and Supplier partners, joint venturers, principals, joint employers, agents or employees of or with the other. No officer, director, employee, agent, Affiliate, contractor or subcontractor retained by Supplier to perform work on New Century’s behalf hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of New Century or the Eligible Recipients for any purpose. Supplier, not New Century or the Eligible Recipients, has the right, power, authority and duty to supervise and direct the activities of the Supplier Personnel and to compensate such Supplier Personnel for any work performed by them on the behalf of New Century or the Eligible Recipients pursuant to this Agreement. Supplier, and not New Century or the Eligible Recipients, shall be responsible and therefore solely liable for all acts and omissions of Supplier Personnel, including acts and omissions constituting negligence, gross negligence, willful misconduct and/or fraud.

8.4	Replacement, Qualifications, and Retention of Supplier Personnel.

(a)	Sufficiency and Suitability of Personnel. Supplier shall assign (or cause to be assigned) sufficient Supplier Personnel to provide the Services in accordance with this Agreement and such Supplier Personnel shall possess suitable competence, ability and qualifications and shall be properly educated and trained for the Services they are to perform.

(b)	Requested Replacement. In the event that New Century determines lawfully and in good faith that the continued assignment to New Century of any individual Supplier Personnel (including Key Supplier Personnel) is not in the best interests of New Century or the Eligible Recipients, then New Century shall give Supplier notice to that effect requesting that such Supplier Personnel be replaced. Supplier shall have ten (10) business days following New Century’s request for removal of such Supplier Personnel in which to investigate the matters forming the basis of such request, correct any deficient performance and provide New Century with assurances that such deficient performance shall not recur (provided that, if requested to do so by New Century, Supplier shall immediately remove (or cause to be removed) the individual in question from all New Century Facilities or Sites pending completion of Supplier’s investigation and discussions with New Century). If, following such ten (10) business day period, New Century is not reasonably satisfied with the results of Supplier’s efforts to correct the deficient performance and/or to prevent its recurrence, Supplier shall, as soon as possible, remove and replace such Supplier Personnel with an individual of suitable ability and qualifications, without cost to New Century. Nothing in this provision shall operate or be construed to limit Supplier’s responsibility for the acts or omission of the Supplier Personnel, or be construed as joint employment.

(c)	Reserved.

(d)	Turnover Rate and Data. Supplier shall use commercially reasonable efforts to keep the turnover rate of Supplier Personnel to a level comparable to or better than the industry average for large, well-managed service providers performing services similar to the Services. If New Century believes that the turnover rate of Supplier Personnel is excessive and so notifies Supplier, Supplier shall within fifteen (15) business days (i) provide New Century with data concerning Supplier’s turnover rate, (ii) meet with New Century to discuss the reasons for the turnover rate, (iii) submit a proposal for reducing the turnover rate for New Century’s review and approval, and (iv) agree to a program for reducing the turnover rate, all at no additional cost to New Century. Notwithstanding any transfer or turnover of Supplier Personnel, Supplier shall remain obligated to perform the Services without degradation and in accordance with the Service Levels.

(e)	Restrictions on Performing Services to Competitors. Except as otherwise set forth in Exhibit 15, neither Supplier nor any Subcontractor shall cause or permit any Key Supplier Personnel to perform similar services or market such services directly or indirectly for or to a Direct New Century Competitor either while engaged in the provision of Services or during the twelve (12) months immediately following the termination of his or her involvement in the provision of such Services without New Century’s prior written consent. This restriction shall not apply to the extent such Services are terminated for convenience by New Century or for cause by Supplier prior to the expiration of the Agreement.

(f)	Supplier Personnel. Supplier shall use commercially reasonable efforts to verify (i) that Supplier Personnel are authorized to work in any country in which they are assigned to perform Services and (ii) that Supplier Personnel have not been convicted of or accepted responsibility for a felony or a misdemeanor involving a dishonest act (or comparable offense in countries outside the United States). To the extent allowed by applicable Laws, Supplier shall perform, or have performed at its expense, a reasonable background check on all Supplier Personnel assigned to work hereunder, provided that, if a satisfactory background check was completed in connection with the hiring of such Supplier Personnel, it need not be repeated. At a minimum, for Supplier employees employed in the United States, the background check shall include a five (5) year criminal history check for Supplier’s entry-level employees and a seven (7) year criminal history check for Supplier’s employees other than entry-level employees. For Supplier employees employed outside the United States, Supplier shall use commercially reasonable efforts to meet the same criteria, subject to general business practices in the respective country and industry, and further subject to reasonable availability of information and documentation. For avoidance of doubt, in India and the Philippines, Supplier will ask applicants and/or employees about their criminal histories, but will not conduct searches of criminal records. If, in the future, Supplier changes its current practice and begins conducting criminal records searches in India and/or the Philippines for like personnel, Supplier will conduct such searches of then current and future Supplier Personnel. All results from background checks, finger printing and drug testing and any other similar procedures applicable to Supplier Personnel shall be deemed the Confidential Information of Supplier. Supplier represents and warrants that it will not assign Supplier Personnel to perform Services who it knows or who the background check reveals to have been convicted of (1) any felony (or comparable offense in countries outside the United States), (2) any misdemeanor involving a violent act or an act of dishonesty for which the record has not been sealed or expunged (or comparable offense in countries outside the United States) or (3) any illegal drug use (excluding, in the case of California, marijuana offenses that are more than two (2) years old).

(g)	Notice by Supplier. Supplier shall provide New Century not less than ninety (90) days notice of the expiration of any collective bargaining agreement with unionized Supplier Personnel if the expiration of such agreement or any resulting labor dispute could potentially interfere with or disrupt the business or operations of New Century or an Eligible Recipient or impact Supplier’s ability to timely perform its duties and obligations under this Agreement.

8.5	Restrictions on Changes in Supplier Staffing/Facilities.

(a)	Supplier shall not move Services in a Functional Service Area or sub-Functional Service Area (e.g., Procurement, Accounts Payable, Human Resources, Payroll) provided from an approved Supplier Facility in one country to a Supplier Facility in another country from which such Services had not previously been provided by Supplier without New Century’s prior approval.

(b)	To the extent Services in the same Functional Service Area or sub-Functional Service Area are provided by Supplier Personnel from Supplier Facilities in different countries, Supplier shall not change the extent to which such Services are provided by Supplier Personnel from each such Supplier Facility and country by more than fifteen percent (15%), in the aggregate, without New Century’s prior approval, except for temporary moves that are the result of volume fluctuations, Projects or business continuity efforts. In addition, even if such a change in Supplier staffing is less than fifteen percent (15%), but more than five percent (5%) in the aggregate, Supplier shall use commercially reasonable efforts to provide New Century with advance notice of each such change. For avoidance of doubt, the foregoing is measured as the cumulative impact of the movement of FTEs and work between and among Supplier Facilities and countries, not by any single change, and changes attributable solely to changes in service volumes are not subject to the limits described in this Section 8.5(b).

8.6	Conduct of Supplier Personnel.

(a)	Conduct and Compliance. While at New Century Facilities, Supplier Personnel shall (i) comply with the New Century Rules, as further described in Section 6.3, (ii) comply with reasonable requests of New Century or the Eligible Recipients personnel pertaining to personal and professional conduct, (iii) attend workplace training offered by New Century and/or the Eligible Recipients at New Century’s request, and (iv) otherwise conduct themselves in a businesslike manner.

(b)	Identification of Supplier Personnel. Except as specifically authorized by New Century, Supplier Personnel shall clearly identify themselves as Supplier Personnel and not as employees of New Century and/or the Eligible Recipients. This shall include any and all communications, whether oral, written or electronic, unless and to the extent authorized by New Century in connection with the performance of specific Services. Each Supplier Personnel shall wear a badge issued by New Century indicating that he or she is a “contractor” when at a New Century Site or Facility.

(c)	Restriction on Marketing Activity. Except for marketing representatives designated in writing by Supplier to New Century, none of the Supplier Personnel shall conduct any marketing activities to New Century or Eligible Recipient employees at New Century Facilities or Sites (including marketing of any New Services), other than, subject to Section 13.1, reporting potential marketing opportunities to Supplier’s designated marketing representatives.

8.7	Substance Abuse.

(a)	Employee Removal. To the extent permitted by applicable Laws, Supplier shall immediately remove (or cause to be removed) any Supplier Personnel who is known to be or reasonably suspected of engaging in substance abuse while at New Century Facility or Site, in a New Century vehicle or while performing Services. In the case of reasonable suspicion, such removal shall be pending completion of the applicable investigation. Substance abuse includes the sale, attempted sale, possession or use of illegal drugs, drug paraphernalia, or, to the extent not permitted on at New Century Facilities or New Century Sites, alcohol, or the misuse of prescription or non-prescription drugs.

(b)	Substance Abuse Policy. Supplier represents and warrants that it has and will maintain substance abuse policies, in each case in conformance with applicable Laws, and Supplier Personnel will be subject to such policies. Supplier represents and warrants that it shall require its Subcontractors and Affiliates providing Services to have and maintain such policy in conformance with applicable Law and to adhere to this provision.

9.	SUPPLIER RESPONSIBILITIES

9.1	Policy and Procedures Manual.

(a)	Delivery and Contents. As part of the Services, and at no additional cost to New Century, Supplier shall deliver to New Century a reasonably complete draft of the Policy and Procedures Manual(s) with respect to the Services to be transitioned to Supplier on the Commencement Date, for New Century’s review, comment and approval, on or before the applicable Transition Milestone date specified in Exhibit 20. Thereafter, as part of the Services, and at no additional cost to New Century, Supplier shall deliver to New Century a reasonably complete draft of the Policy and Procedures Manual with respect to each remaining Service (or, if such Policy and Procedures Manual already exists, any additional portions of such Policy and Procedures Manual pertaining to such Service), for New Century’s review, comment and approval, on or before the Transition Milestone date specified in Exhibit 20 for each such Service. In each case, New Century shall have at least fifteen (15) days to review the draft Policy and Procedures Manual and provide Supplier with reasonable comments and revisions. Supplier shall then incorporate such comments and revisions ,as appropriate, into the Policy and Procedures Manual and shall deliver a final version to New Century at least five (5) business days prior to the scheduled transition date for the applicable Service for New Century’s final approval. At a minimum, each Policy and Procedures Manual shall include the following:

(i)	a detailed description of the Services and the manner in which each will be performed by Supplier, including (A) the Equipment, Software, and Systems to be procured, operated, supported or used; (B) documentation (including operations manuals, user guides, specifications, policies/procedures and disaster recovery/business continuity plans) providing further details regarding such Services; (C) the specific activities to be undertaken by Supplier in connection with each Service, including, where appropriate, the direction, supervision, monitoring, staffing, reporting, planning and oversight activities to be performed by Supplier under this Agreement; (D) the checkpoint reviews, testing, acceptance, controls and other procedures to be implemented and used to assure service quality; and (F) subject to Section 15.10, the processes, methodologies and controls to be implemented and used by Supplier to comply with applicable Laws;

(ii)	the procedures for New Century/Supplier interaction and communication, including (A) call lists; (B) procedures for and limits on direct communication by Supplier with New Century personnel; (C) problem management and escalation procedures; (D) priority and project procedures; (E) Acceptance testing and procedures; (F) Quality Assurance procedures, internal controls and Change Control Procedures; (G) the Project formation process and implementation methodology; and (H) annual and quarterly financial objectives, budgets, and performance goals; and

(iii)	practices and procedures addressing such other issues and matters as New Century shall reasonably require.

Supplier shall incorporate New Century’s then current policies and procedures in the Policy and Procedures Manual as appropriate and as reasonably requested by New Century.

(b)	Order of Precedence. In the event of a conflict between the provisions of this Agreement and the Policy and Procedures Manual, the provisions of this Agreement shall control unless the Parties expressly agree otherwise and such agreement is set forth in the relevant portion of the Policy and Procedures Manual.

(c)	Maintenance, Modification and Updating. Supplier shall maintain the Policy and Procedures Manual so as to be accessible electronically to New Century management and Authorized Users via a secure web site in a manner consistent with New Century’s security policies. Supplier shall promptly modify and update the Policy and Procedures Manual monthly to reflect changes in the operations or procedures described therein and to comply with New Century Standards, the Technology and Business Process Plan and Strategic Plans as described in Section 9.5. Supplier shall provide the proposed changes in the manual to New Century for review, comment and approval. To the extent any such change poses a non-trivial risk of (i) increasing New Century’s total costs of receiving the Services (as described in Section 9.6(c)(i)); (ii) having a non-trivial adverse impact or require changes, as described in Section 9.6(c)(ii)-(vi), or (iii) violating or being inconsistent with the New Century Standards or Strategic Plans (as described in Section 9.6(c)(vii)), Supplier shall not implement such change without first obtaining New Century’s approval, which New Century may withhold in its sole discretion.

(d)	Annual Review. The Parties shall meet to perform a formal annual review of the Policy and Procedures Manual on each anniversary of the Commencement Date.

9.2	Reports.

(a)	Reports. Supplier shall provide New Century with the reports described in Exhibit 13 and Section 11 of Exhibit 4, in the format and at the frequencies provided therein. In addition, from time to time, New Century may identify additional Reports to be generated by Supplier and delivered to New Century on an ad hoc or periodic basis, as further described in Section 11 of Exhibit 4. The Reports described in Exhibit 13 and, to the extent reasonably possible, all other Reports shall be provided to New Century by secure on-line connection in an electronic format capable of being accessed by Microsoft Office components and downloadable by New Century, with the information contained therein capable of being displayed graphically and accessible from a web browser.

(b)	Back-Up Documentation. As part of the Services, Supplier shall provide New Century with such documentation and other information available to Supplier as may be reasonably requested by New Century from time to time in order to verify the accuracy of the Reports provided by Supplier. In addition, Supplier shall provide New Century with sufficient documentation and other information reasonably requested by New Century from time to time to verify that Supplier’s performance of the Services is in compliance with the Service Levels and this Agreement.

(c)	Correction of Errors. As part of the Services and at no additional charge to New Century, Supplier shall promptly correct any errors or inaccuracies in or with respect to the Reports or other contract deliverables provided by Supplier or its agents or Subcontractors.

9.3	Governance; Meetings.

(a)	Governance Model. The Parties shall manage their relationship under this Agreement using the governance model described in Exhibit 6.

(b)	Meetings. During the Term, representatives of the Parties shall meet periodically or as requested by New Century to discuss matters arising under this Agreement, including any such meetings provided for under the Transition Plan, the Policy and Procedures Manual or Exhibit 6. Each Party shall bear its own costs in connection with the attendance and participation of such Party’s representatives in such meetings.

(c)	Agenda and Minutes. For each such meeting, upon New Century request, Supplier shall prepare and distribute an agenda, which will incorporate the topics designated by New Century. Supplier shall distribute such agenda in advance of each meeting so that the meeting participants may prepare for the meeting. In addition, upon New Century request, Supplier shall record and promptly distribute minutes for every meeting for review and approval by New Century.

(d)	Authorized User and Eligible Recipient Meetings. Supplier shall notify the New Century Project Executive in advance of scheduled meetings with Authorized Users or Eligible Recipients (other than meetings pertaining to the provision of specific Services on a day-to-day basis) and shall invite the New Century Project Executive to attend such meetings or to designate a representative to do so.

9.4	Quality Assurance and Internal Controls.

(a)	Supplier shall develop and implement Quality Assurance and internal control (e.g., financial and accounting controls, organizational controls, input/output controls, system modification controls, processing controls, system design controls, and access controls) processes and procedures, including implementing tools and methodologies such that the Services are performed in an accurate and timely manner, in accordance with (i) the Service Levels and other requirements of this Agreement, (ii) generally accepted accounting principles, (iii) the generally accepted practices of top tier providers of human resources, payroll, procurement, accounts payable and other in-scope business process outsourcing services, (iv) subject to Section 15.10, applicable Laws, and (v) the industry standards described in Section 9.4(c) below. Such processes, procedures and controls shall include verification, checkpoint reviews, testing, acceptance, and other procedures for New Century to assure the quality and timeliness of Supplier’s performance. Without limiting the generality of the foregoing, Supplier shall:

(i)	Maintain a strong control environment and internal control structure in day-to-day operations, to assure that the following fundamental control objectives are met: (1) financial and operational information is valid, complete and accurate; (2) operations are performed efficiently and achieve effective results, consistent with the requirements of this Agreement; (3) assets are safeguarded; and (4) actions and decisions of the organization are in compliance with Laws;

(ii)	Build or transition the following basic control activities into work processes: (1) accountability clearly defined and understood; (2) access properly controlled; (3) adequate supervision; (4) transactions properly authorized; (5) transactions properly recorded; (6) transactions recorded in proper accounting period; (7) policies, procedures, and responsibilities documented; (8) adequate training and education; (9) adequate separation of duties; (10) competency of personnel; and (11) recorded assets compared with existing assets;

(iii)	Develop and execute a process to ensure periodic control self-assessments are performed at least annually with respect to all Services;

(iv)	Conduct investigations of suspected fraudulent activities within Supplier’s organization that impact or could impact New Century or the Eligible Recipients. Supplier shall promptly notify New Century of any such suspected fraudulent activity and the results of any such investigation, including the financial impact, as they relate to New Century or the Eligible Recipients. At Supplier’s request, New Century shall provide reasonable assistance to Supplier in connection with any such investigation;

(v)	Comply with all applicable requirements and guidelines established by New Century in order to assist New Century to meet the requirements of the Sarbanes-Oxley Act of 2002 and implementing regulations promulgated by the United States Securities and Exchange Commission and Public Company Accounting Oversight Board;

(vi)	Comply with the New Century Code of Business Conduct and Ethics; and

(vii)	Implement compliance measures approved by New Century to satisfy Sarbanes-Oxley requirements, including, without limitation, certification as to internal controls.

(b)	Supplier shall submit such processes, procedures and controls to New Century for its review, comment and approval at least thirty (30) days prior to the Commencement Date and shall use commercially reasonable efforts to finalize such processes, procedures and controls and obtain New Century’s final approval on or before the Commencement Date. Upon New Century’s approval, such processes and procedures shall be included in the Policy and Procedures Manual. Prior to the approval of such processes and procedures by New Century, Supplier shall adhere to New Century’s then current policies procedures, and controls. No failure or inability of the quality assurance procedures to disclose any errors or problems with the Services shall excuse Supplier’s failure to comply with the Service Levels and other terms of this Agreement.

(c)	Industry Standards, Certifications and Compliance Supplier has achieved and, to the extent relevant, will maintain certification or compliance with the following industry standards:

(i)	eSCM (eSourcing Capability Model) – Supplier’s Bangalore Delivery Center has been assessed at eSCM Level 3.

(ii)	CMM (Capability Maturity Model) – Supplier’s delivery centers in India and Manila have been assessed at CMM-SW Level 5.

(iii)	ISO 9001:2000 – Supplier’s BPO Global Delivery Centers in India and Manila have all been audited against the 9001:2000 standards and have been certified.

(iv)	COPC (Customer Operations Performance Center Inc.) – Supplier’s CCS operation in the Bangalore Delivery Center is certified to the COPC-2000® Standard.

(v)	BS 7799 (British Standard 7799) – Supplier’s Bangalore Delivery Centers have received certification in BS 7799.

9.5	Processes, Procedures, Architecture, Standards and Planning.

(a)	Supplier Support. As reasonably requested by New Century, Supplier shall assist New Century on an on-going basis in defining (A) the standards, policies, practices, processes, procedures and controls to be adhered to and enforced by Supplier in the performance of the Services; and (B) the associated IT technologies architectures, standards, products and systems to be provided, operated, managed, supported and/or used by Supplier in connection therewith (collectively, the “New Century Standards”). Supplier also shall assist New Century on an annual basis in preparing Strategic Plans and short-term implementation plans. The assistance to be provided by Supplier shall include: (i) active participation with New Century representatives on permanent and ad-hoc committees and working groups addressing such issues; (ii) assessments of the then-current New Century Standards; (iii) analyses of the appropriate direction for such New Century Standards in light of business priorities, business strategies, competitive market forces, and changes in technology; (iv) the provision of information to New Century regarding Supplier’s technology, business processes and telecommunications strategies for its own business; and (v) recommendations regarding standards, processes, procedures and controls and associated technology architectures, standards, products and systems. With respect to each recommendation, Supplier shall provide the following at a level of detail sufficient to permit New Century to make an informed business decision: (i) the projected cost to New Century and the Eligible Recipients and cost/benefit analyses; (ii) the changes, if any, in the personnel and other resources Supplier, New Century and/or the Eligible Recipients will require to operate and support the changed environment; (iii) the resulting impact on the total costs of New Century and the Eligible Recipients; (iv) the expected performance, quality, responsiveness, efficiency, reliability, security risks and other service levels; and (v) general plans and projected time schedules for development and implementation. Assistance provided by Supplier Personnel (other than members of the program management office) pursuant to this provision shall be treated as a Project pursuant to Section 4.5 of this Agreement and Section 10 of Exhibit 4.

(b)	New Century Authority and Supplier Compliance. New Century shall have final authority to promulgate New Century Standards and Strategic Plans and to modify or grant waivers from such New Century Standards and Strategic Plans. Supplier shall (i) comply with and implement the New Century Standards and Strategic Plans in providing the Services, (ii) work with New Century to enforce the New Century Standards and Strategic Plans, (iii) modify the Services, as and to the extent necessary and on a schedule to conform to such New Century Standards and Strategic Plans, and (iv) obtain New Century’s prior written approval for any deviations from such New Century Standards and Strategic Plans, all in accordance with the Change Control Procedures.

(c)	Financial, Forecasting and Budgeting Support. To support New Century’s forecasting and budgeting processes, Supplier shall provide the following information regarding the costs to be incurred by New Century and/or the Eligible Recipients in connection with the Services and the cost/benefit to New Century and/or the Eligible Recipients associated therewith: (i) actual and forecasted utilization of Resource Units; (ii) actual and forecasted changes in the total cost or resource utilization of New Century and the Eligible Recipients associated with changes to the environment; and (iii) opportunities to modify or improve the Services, to reduce the Charges, Pass-Through Expenses or retained expenses incurred by New Century. Such information shall be provided at New Century’s request, and at no additional charge to New Century, in accordance with the schedule reasonably established by New Century.

(d)	Technology and Business Process Plan. Supplier shall develop and, upon approval, implement an annual technology and business process plan that is, to the extent practicable, consistent with the New Century Standards and Strategic Plan and that will, to the extent practicable, enable New Century to achieve its business, human resources, payroll, procurement, accounts payable and information technology objectives and strategies (“Technology and Business Process Plan”). The development of the Technology and Business Process Plan will be an iterative process that Supplier shall carry out in consultation with New Century. The timetable for finalization of the Technology and Business Process Plan shall be set each year having regard to the timetable for the Strategic Plan.

(i)	Process. The process for developing and approving the Technology and Business Process Plan shall be as follows. Supplier shall provide a draft Technology and Business Process Plan each year that includes multi-year implementation plans to achieve multi-year objectives. New Century shall review the draft Technology and Business Process Plan and provide requested amendments. Supplier shall incorporate any such amendments, unless it reasonably believes that any requested amendment would not assist New Century to achieve its objectives and strategies. New Century and Supplier shall escalate any disagreements about requested amendments to the draft Technology and Business Process Plan in accordance with the dispute resolution procedure in Article 19. Following approval by New Century, the draft Technology and Business Process Plan will replace the previous plan. Approval of the Technology and Business Process Plan by New Century shall not relieve Supplier of any obligation under this Agreement in relation to its provision of the Services.

(ii)	Contents. In the Technology and Business Process Plan, Supplier shall, among other things, include plans for: (A) refreshing Equipment and Software (consistent with the refresh cycles defined in Section 9.12); (B) adopting new technologies and business processes as part of the Technology and Business Process Evolution of the Services, as defined in this Agreement; and (C) maintaining flexibility as described in Section 9.12. In the Technology and Business Process Plan, Supplier shall also present implementation plans for the achievement of the Strategic Plan and the New Century Standards.

(iii)	Compliance and Reporting. Supplier shall comply with the Technology and Business Process Plan at all times, unless New Century agrees to depart from the Technology and Business Process Plan. Any such agreement to depart from the Technology and Business Process Plan from the date on which it is signed by New Century will not relieve Supplier of its responsibilities under the previous plan prior to the date of such agreement.

9.6	Change Control.

(a)	Compliance with Change Control Procedures. In making any change in the human resources, payroll, procurement, accounts payable or other standards, processes, procedures and controls or associated IT technologies, architectures, standards, products, Software, Equipment, Systems, Services or Materials provided, operated, managed, supported or used in connection with the Services, Supplier shall comply with the change control procedures specified in the Policy and Procedures Manual (“Change Control Procedures”).

(b)	Responsibility For Supplier Required Changes. Subject to Section 4.6(a)(i), Supplier may make changes to the Services, without New Century’s approval, other than those changes described in Section 9.6(c) and (d), as long as Supplier complies with the Change Control Procedures.

(c)	New Century Approval – Cost, Adverse Impact. Supplier shall make no change that poses a non-trivial risk of (i) increasing New Century’s total cost of receiving the Services; (ii) requiring material changes to, or having a non-trivial adverse impact on, New Century’s or an Eligible Recipient’s business, operations, environments, facilities, business processes, systems, software, utilities, tools or equipment (including those provided, managed, operated, supported and/or used on their behalf by New Century Third Party Contractors); (iii) requiring New Century or the Eligible Recipients to install a new version, release, upgrade of, or replacement for, any Software or Equipment or to modify any Software or Equipment, (iv) having a material adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality or resource efficiency of the Services; (v) having an adverse impact on the cost, either actual or planned, to New Century of terminating all or any part of the Services or exercising its right to in-source or use third parties; (vi) having an adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality, cost or resource efficiency of New Century’s Retained Systems and Business Processes or (vii) violating or being inconsistent with New Century Standards or Strategic Plans as specified in Section 9.5, without first obtaining New Century’s approval, which approval New Century may withhold in its sole discretion.

(d)	New Century Legal Approval – IVR/VRU Solution. In addition to the foregoing, Supplier shall not implement or use in performing the Services an IVR or VRU solution having one or more of the following characteristics without first obtaining the approval of the New Century General Counsel or his or her designee: (i) the entry by callers of distinct verification data that is compared to information stored in a database to determine if the caller is qualified to continue using the system; (ii) the IVR system provides the caller with computer generated confirmation numbers; (iii) the use by callers of temporary PINs with the ability to change the PIN; or (iv) the generation of automatic screen pops at the operator terminal based on caller-specific information entered by the caller.

(e)	Information for Exercise of Strategic Authority. In order to facilitate New Century’s strategic control pursuant to Section 9.5, Supplier shall provide New Century with such information as New Century shall reasonably request in writing prior to making any proposed change requested by New Century or, if initiated by Supplier, as to which New Century’s approval is required under Section 9.6(d). Such information shall include, at a minimum, a description of the proposed rights of New Century and the Eligible Recipients with respect to ownership and licensing (including any related restrictions) relating to such Software, Equipment or other technology or Materials.

(f)	Temporary Emergency Changes. Notwithstanding anything to the contrary in this Agreement, Supplier may make temporary changes required by an emergency if it has been unable to contact New Century to obtain approval after making reasonable efforts. Supplier shall document and report such emergency changes to New Century not later than the next business day after the change is made. Such changes shall not be implemented on a permanent basis unless and until approved by New Century.

(g)	Implementation of changes. Supplier shall use commercially reasonable efforts to schedule and implement all changes so as not to (i) disrupt or adversely impact the business or operations of New Century or the Eligible Recipients, (ii) degrade the Services then being received by them, or (iii) interfere with their ability to obtain the full benefit of the Services.

(h)	Planning and Tracking. On a monthly basis, Supplier shall prepare, with New Century’s participation and approval, a rolling quarterly “look ahead” schedule for ongoing and planned changes for the next three (3) months. The status of changes will be monitored and tracked by Supplier against the applicable schedule.

9.7	Software Currency.

(a)	Currency of Supplier Owned Software. Subject to and in accordance with Sections 6.4, 9.5, 9.6, 9.7(c) and (d), and 9.12, Exhibit 4 and Attachment 4-B, Supplier will maintain reasonable currency for Supplier Owned Software and provide maintenance and support for new releases and versions of such Software. At New Century’s direction, Supplier shall operate, maintain and support multiple releases or versions of Supplier Owned Software on a temporary basis for a reasonable period of time during a technology or business transition (e.g., a software upgrade or business unit acquisition), subject to Section 4.5 of this Agreement and Section 10 of Exhibit 4. without any increase in the Monthly Base Charges. For purposes of this Section, “reasonable currency” shall mean that, unless otherwise directed by New Century, (i) Supplier shall maintain Supplier Owned Software at the then current Major Release, and (ii) Supplier shall install Minor Releases promptly or, if earlier, as requested by New Century.

(b)	Currency of Third Party Software. Subject to and in accordance with Sections 6.4, 9.5, 9.6, 9.7(c), and 9.12, Exhibit 4 and Attachment 4-B, Supplier shall maintain reasonable currency for Third Party Software for which it is financially responsible under this Agreement and provide maintenance and support for new releases and versions to the extent it is operationally responsible for such Third Party Software. At New Century’s direction, Supplier shall operate, maintain and support multiple releases or versions of Third Party Software on a temporary basis for a reasonable period of time during a technology or business transition (e.g., a software upgrade or business unit acquisition), subject to Section 4.5 of this Agreement and Section 10 of Exhibit 4. For purposes of this Section, “reasonable currency” shall mean that, unless otherwise directed or agreed by New Century, (i) Supplier shall keep Third Party Software within Major Release levels maintained and supported by the appropriate third party vendor, and (ii) Supplier shall install Minor Releases promptly or earlier, if requested by New Century.

(c)	Evaluation and Testing. Prior to installing a new Major Release or Minor Release, Supplier shall evaluate and test such Release to verify that it will perform in accordance with this Agreement and the New Century Standards and Strategic Plans and that it will not pose a non-trivial risk of (i) increasing New Century’s total costs of receiving the Services (as described in Section 9.6(c)(i)); (ii) having a non-trivial adverse impact or require changes, as described in Section 9.6(c)(ii)-(vi); or (iii) violating or being inconsistent with the New Century Standards or Strategic Plans (as described in Section 9.6(c)(vii). The evaluation and testing performed by Supplier shall be at least consistent with the reasonable and accepted industry norms applicable to the performance of such Services and shall be at least as rigorous and comprehensive as the evaluation and testing usually performed by highly qualified service providers under such circumstances.

(d)	Updates by New Century. New Century and the Eligible Recipients shall have the right, but not the obligation, to install new releases of, replace, or make other changes to Applications Software or other Software for which New Century is financially responsible under this Agreement.

9.8	Access to Specialized Supplier Skills and Resources.

Upon New Century’s request, Supplier shall provide New Century and the Eligible Recipients with prompt access to Supplier’s specialized services, personnel and resources pertaining to the standards, processes and procedures for human resources, payroll, procurement, accounts payable and other in-scope business processes and services and associated software, equipment and systems on an expedited basis taking into account the relevant circumstances (the “Specialized Services”). The Parties acknowledge that the provision of such Specialized Services may, in some cases, constitute a New Service or Project for which Supplier is entitled to additional compensation, but in no event shall Supplier be entitled to any additional compensation for New Services under this subsection unless the New Century Project Executive and Supplier Account Executive, or their authorized designee, expressly agree upon such additional compensation or Supplier’s entitlement to additional compensation is established through the dispute resolution process. If New Century authorizes Supplier to proceed but the Parties disagree as to whether the authorized work constitutes New Services and New Century reasonably believes that such work is material and is required on an urgent basis in connection with either Party’s compliance with its legal, regulatory or contractual obligations, Supplier shall proceed with such work for up to sixty (60) days and the disagreement shall be submitted to dispute resolution pursuant to Article 19.

9.9	Annual Reviews.

Annually, the Parties shall conduct a detailed review of the Services then being performed by the Supplier. As part of this review, the Parties shall review the actual service volumes against the forecasted monthly volumes for the previous year, and forecast the service volumes for the next year. In addition, the Parties shall examine: (i) whether the Charges are consistent with New Century’s forecasts, industry norms and the Supplier’s representations; (ii) the quality of the performance and delivery of the Services; (iii) whether the Supplier has delivered cost saving or efficiency enhancing proposals; (iv) the level and currency of the technologies and business processes employed; (v) the Finance/Employee business processes; (vi) business and technology strategy and direction; and (vii) such other things as New Century may reasonably require.

9.10	Audit Rights.

(a)	Contract Records. Supplier shall, and shall cause its Affiliates and, subject to Section 9.11(a), its Subcontractors (other than Shared Subcontractors) to, maintain complete and accurate records of and supporting documentation for all Charges, all New Century Data and all transactions, authorizations, changes, implementations, soft document accesses, reports, filings, returns, analyses, procedures, controls, records, data or information created, generated, collected, processed or stored by Supplier in the performance of its obligations under this Agreement (“Contract Records”). Subject to Section 15.10, Supplier shall maintain such Contract Records in accordance with applicable Laws. Supplier shall retain Contract Records in accordance with New Century’s record retention policy (as such policy may be modified from time to time and provided to Supplier in writing) during the Term and any Termination Assistance Services period and thereafter through the end of the second full calendar year after the calendar year in which Supplier stopped performing Services (including Termination Assistance Services requested by New Century under Section 4.3(b)(8)) (the “Audit Period”).

(b)	Operational Audits. During the Audit Period (as defined in Section 9.10(a)), Supplier shall, and shall cause its Affiliates and, subject to Section 9.11(a), its Subcontractors to, provide to New Century (and internal and external auditors, inspectors, regulators and other representatives that New Century may designate from time to time, including customers, vendors, licensees and other third parties to the extent New Century or the Eligible Recipients are legally or contractually obligated to submit to audits by such entities) access during normal business hours to appropriate Supplier Personnel, to the facilities at or from which Services are then being provided and to Supplier records and other pertinent information (excluding internal audit reports generated by Supplier, but including disclosure of any finding, recommendation or conclusion in such audit reports relating to non-compliance with Supplier’s obligations under this Agreement), only to the extent relevant to the Services and Supplier’s obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections, to (i) verify the integrity of New Century Data, (ii) examine the systems that process, store, support and transmit that data, (iii) examine the adequacy of and compliance with the internal controls (e.g., financial controls, human resource controls, organizational controls, input/output controls, system modification controls, processing controls, system design controls, and access controls) and the security, disaster recovery and back-up practices and procedures; (iv) examine Supplier’s performance of the Services; (v) verify Supplier’s reported performance against the applicable Service Levels; (vi) examine Supplier’s measurement, monitoring and management tools; and (vii) enable New Century and the Eligible Recipients to meet applicable legal, regulatory and contractual requirements (including those associated with the Sarbanes-Oxley Act of 2002 and the implementing regulations promulgated by the United States Securities and Exchange Commission and Public Company Accounting Oversight Board), in each case to the extent relevant to the Services and Supplier’s performance of its obligations under this Agreement. Supplier shall use commercially reasonable efforts to (i) provide any assistance reasonably requested by New Century or its designee in conducting any such audit, including installing and operating audit software, (ii) make requested personnel, records and information available to New Century or its designee, and (iii) in all cases, provide such assistance, personnel, records and information in an expeditious manner to facilitate the timely completion of such audit. As between the Parties, New Century shall be responsible for any auditor’s fees and costs associated with such audit, unless the audit reveals a significant breach of this Agreement, in which case Supplier shall promptly reimburse New Century for such reasonable and actual fees and costs.

(c)	Financial Audits. During the Audit Period (as defined in Section 9.10(a)), Supplier shall, and shall cause its Affiliates and, subject to Section 9.11(a), its Subcontractors to, provide to New Century (and internal and external auditors, inspectors, regulators and other representatives that New Century may designate from time to time, including customers, vendors, licensees and other third parties to the extent New Century or the Eligible Recipients are legally or contractually obligated to submit to audits by such entities) access during normal business hours to appropriate Supplier Personnel and to Contract Records and other pertinent information to conduct financial audits (excluding internal audit reports generated by Supplier, but including disclosure of any finding, recommendation or conclusion in such audit reports relating to non-compliance with Supplier’s obligations under this Agreement), all to the extent relevant to the performance of Supplier’s obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections to (i) verify the accuracy and completeness of Contract Records, (ii) verify the accuracy and completeness of Charges and any Pass-Through Expenses and Out-of-Pocket Expenses, (iii) examine the adequacy of and compliance with the financial controls, processes and procedures utilized by Supplier, (iv) verify Supplier’s performance of its other financial and accounting obligations under this Agreement, and (v) enable New Century and the Eligible Recipients to meet applicable legal, regulatory and contractual requirements, in each case to the extent relevant to the Services and/or the Charges for such Services. Supplier shall use commercially reasonable efforts to (i) provide any assistance reasonably requested by New Century or its designee in conducting any such audit, (ii) make such personnel, records and information available to New Century or its designee, and (iii) in all cases, provide such assistance, personnel, records and information in a reasonably expeditious manner to facilitate the timely completion of such audit. If any such audit reveals an overcharge by Supplier, and Supplier does not successfully dispute the amount questioned by such audit in accordance with Article 19, Supplier shall promptly pay to New Century the amount of such overcharge, together with interest from the date of Supplier’s receipt of such overcharge at the lesser of the then current “Prime Rate” set forth in the “Money Rates” table in The Wall Street Journal (“Prime Rate”) plus two percent (2%) or the maximum rate allowed by law. As between the Parties, New Century shall be responsible for any auditor’s fees and costs associated with any such audit, unless such audit reveals an overcharge of more than three percent (3%) of the audited Charges in any Charges category, in which case Supplier shall promptly reimburse New Century for the reasonable and actual cost of such audit, including reasonable auditors’ fees.

(d)	Audit Assistance. New Century and certain Eligible Recipients may be subject to regulation and audit by governmental bodies, standards organizations, other regulatory authorities, customers or other parties to contracts with New Century or an Eligible Recipient under applicable Laws, rules, regulations, standards and contract provisions. If a governmental body, standards organizations, other regulatory authority or customer or other party to a contract with New Century or an Eligible Recipient exercises its right to examine or audit New Century’s or an Eligible Recipient’s books, records, documents or accounting practices and procedures pursuant to such Laws, rules, regulations, standards or contract provisions, Supplier shall provide all assistance requested by New Century or the Eligible Recipient in responding to such audits or requests for information and shall do so in an expeditious manner to facilitate the prompt closure of such audit or request.

(e)	General Procedures. Audits conducted pursuant to this Section 9.10 shall be subject to the following terms to the extent applicable:

(i)	Notwithstanding the intended breadth of New Century’s audit rights, neither New Century nor any third party conducting an audit on behalf of New Century shall be given access to (A) the Confidential Information of other Supplier customers, (B) Supplier locations that are not related to New Century, the Eligible Recipients or the Services, or (C) Supplier’s internal costs, except to the extent such costs are the basis upon which New Century is charged (e.g., reimbursable expenses, Out-of-Pocket Expenses, Pass-Through Expenses or cost-plus Charges), or (D) any other Confidential Information of Supplier that is not directly relevant for the purposes of the audit (unless and to the extent, in the case of New Century and the Eligible Recipients, they have access to such Confidential Information in the course of receiving the Services or performing their obligations under this Agreement or are otherwise entitled to such Confidential Information under this Agreement).

(ii)	In performing audits, New Century shall endeavor to avoid unnecessary disruption of Supplier’s operations and unnecessary interference with Supplier’s ability to perform the Services in accordance with the Service Levels.

(iii)	Following any audit, New Century shall conduct (in the case of an internal audit), or request its external auditors or examiners to conduct, an exit conference with Supplier to obtain factual concurrence with issues identified in the review.

(iv)	New Century shall be given adequate private workspace in which to perform an audit, plus access to photocopiers, telephones, facsimile machines, computer hook-ups, and any other facilities or equipment needed for the performance of the audit.

(v)	New Century shall provide Supplier with reasonable prior written notice of an audit, excluding an audit initiated by government auditors, inspectors, and regulators.

(vi)	New Century shall not use a Direct Supplier Competitor (or a significant Supplier Subcontractor under this Agreement) to conduct such audits.

(vii)	New Century shall require external auditors (excluding government auditors, inspectors, regulators) and other third parties involved in conducting an audit on behalf of New Century to execute a non-disclosure agreement substantially in the form attached hereto as Exhibit 22, unless and to the extent they have already executed a non-disclosure agreement with comparable protections.

(viii)	Except as provided in Section 9.10(b), (c) or (i), New Century shall bear all third party fees and expenses and all expenses of New Century and Eligible Recipient in connection with audits initiated by New Century pursuant to this Section 9.10.

(f)	Supplier Internal Audit. If Supplier determines as a result of its own internal audit that it has overcharged New Century, then Supplier shall promptly pay to New Century the amount of such overcharge, together with interest from the date of Supplier’s receipt of such overcharge at the lesser of the then current “Prime Rate” set forth in the “Money Rates” table in The Wall Street Journal (“Prime Rate”) plus two percent (2%) or the maximum rate allowed by law.

(g)	Supplier Response. Supplier and New Century shall meet promptly upon the completion of an audit conducted by or for New Century pursuant to this Section 9.10 (i.e., an exit interview) and/or issuance of an interim or final report to Supplier and New Century following such an audit. Supplier shall respond to each exit interview and/or audit report in writing within fifteen (15) days. Supplier and New Century shall develop and agree upon an action plan and specific milestone dates to promptly address and resolve any deficiencies, concerns and/or recommendations identified in such exit interview and/or audit report and Supplier shall expeditiously undertake remedial action in accordance with the Change Control Procedures and such action plan and the dates specified therein to the extent necessary to comply with Supplier’s obligations under this Agreement. Supplier shall undertake such remedial action at its own expense to the extent Supplier is not complying with agreed upon and approved processes and/or its other obligations under this Agreement. With respect to key control deficiencies and other control deficiencies deemed significant by New Century or its external auditors under the Sarbanes-Oxley Act of 2002 (or the implementing regulations promulgated by the United States Securities and Exchange Commission and Public Company Accounting Oversight Board), Supplier shall remediate such deficiencies in accordance with Sections 3.0(2) and 4.0(3) of Exhibit 2.4.

(h)	Supplier Response to External Audits. If an external audit conducted by a governmental body, standards organization, regulatory authority, customer or other external party pursuant to this Section 9.10 results in a finding that Supplier is not in compliance with any applicable Law or any standard required by this Agreement, including any generally accepted accounting principle or other audit requirement relating to the performance of its obligations under this Agreement, Supplier shall, at its own expense (unless such non-compliance is the result of a change in Law, in which case the cost shall be allocated in accordance with Section 15.10(g)) and, within the time period reasonably specified by such auditor, address and resolve the deficiency(ies) identified by such external audit, in the manner approved by New Century, to the extent necessary to comply with Supplier’s obligations under this Agreement.

(i)	SAS70 Audit. In addition to its other obligations under this Section 9.10, Supplier shall cause a Type II Statement of Auditing Standards (“SAS”) 70 audit (or equivalent audit) to be conducted at least annually for each Supplier shared services facility at or from which the Services are provided to New Century and/or the Eligible Recipients. Supplier shall permit New Century to provide input into the planning of each such audit, and shall accommodate New Century’s requirements and concerns to the extent reasonably practicable. Unless otherwise agreed by the Parties, such audit shall be conducted so as to result in a final audit report dated September 30 and delivered to New Century by approximately November 1, but no later than November 15. Supplier shall provide New Century with a report from each SAS 70 audit to facilitate annual compliance reporting by New Century and the Eligible Recipients under the Sarbanes-Oxley Act of 2002 (and implementing regulations promulgated by the United States Securities and Exchange Commission and Public Company Accounting Oversight Board) and comparable Laws in other jurisdictions. Supplier shall respond to each such report in accordance with Section 9.10(g).

To the extent New Century provides reasonable notice and requests that, in addition to the Type II SAS 70 audit described above, Supplier conduct a New Century-specific Type II SAS 70 audit, Supplier shall do so at New Century’s expense (provided, Supplier notifies New Century of such expense, obtains New Century’s approval, and uses commercially reasonable efforts to minimize such expense). If, however, Supplier undertakes additional or different Type II SAS 70 audits (or equivalent audits) of Supplier Facilities at, from or through which Services are provided to New Century and/or the Eligible Recipients (other than customer-specific audits requested and paid for by other Supplier customers), Supplier shall accord New Century the rights described in the preceding paragraph with respect to such audits.

(j)	Audit Costs.

(i)	Except as provided in Section 9.10(j)(ii) below, Supplier and its Subcontractors shall provide the Services described in this Section 9.10 as part of the Monthly Base Charges and at no additional Charge to New Century.

(ii)	As part of the Monthly Base Charges, Supplier shall provide, at New Century’s request, up to 240 FTE hours of audit assistance for audits initiated by New Century in any Contract Year (the “Baseline Audit FTE Hours”). The New Century Relationship Manager or his or her designee shall request, define and set the priority for such audit assistance. Supplier shall report monthly on the level of effort expended by Supplier in the performance of such audit assistance and shall not exceed the Baseline Audit FTEs without New Century’s prior approval. Subject to Sections 9.10(j)(iii), (iv) and (v), if New Century authorizes Supplier to exceed the Baseline Audit FTEs in any Contract Year, New Century shall either pay Supplier for such additional FTE hours at the rates specified in Exhibit 4 or apply such additional FTE hours against the Baseline Project FTEs described in Section 10 of Exhibit 4.

Notwithstanding the preceding paragraph and subject to Section 4.5(b), to the extent audit assistance can be provided by Supplier using Supplier’s program management personnel without impacting the established schedule for other tasks or the performance of the Services in accordance with the Service Levels, there will be no additional charge to New Century for such work and the FTE hours associated with such work shall not be counted against the Baseline Audit FTE Hours.

(iii)	Notwithstanding Section 9.10(j)(ii), to the extent the level of audit assistance requested by New Century and provided by Supplier Personnel in connection with any audit initiated by New Century is, in the aggregate, eight (8) FTE hours or less, there shall be no additional Charge to New Century for such assistance and such FTE hours shall not be counted against the Baseline Audit FTE pool described in Section 9.10(j)(ii) above.

(iv)	Notwithstanding Section 9.10(j)(ii), to the extent the audit assistance requested by New Century can be provided by Supplier using personnel already assigned to New Century without impacting Service Levels, there will be no additional charge to New Century for such audit assistance. If the audit assistance requested by New Century cannot be provided by Supplier using personnel then assigned to New Century without impacting Service Levels, New Century may forego or delay any work activities or temporarily or permanently adjust the work to be performed by Supplier, the schedules associated therewith or the Service Levels to permit the performance of such audit assistance using personnel already assigned to perform the Services.

(v)	Notwithstanding Section 9.10(j)(ii), there will be no additional charge to New Century for audit assistance if New Century possesses prior to such audit a reasonable and demonstrable basis for believing that Supplier has breached any material obligation(s) under this Agreement or New Century uncovers evidence of such a breach in the course of such audit and such evidence could not reasonably have been uncovered during prior audits.

9.11	Subcontractors.

(a)	Use of Subcontractors. Except as provided in Section 9.11(c), Supplier shall not subcontract any of its responsibilities under this Agreement without New Century’s prior approval. Prior to entering into a subcontract with respect to the Services, Supplier shall (i) give New Century reasonable prior notice of the subcontract, specifying the components of the Services affected, the scope of the proposed subcontract, the identity and qualifications of the proposed Subcontractor, and the reasons for subcontracting the work in question, the location of the Subcontractor facilities from which the Services will be provided, the extent to which the subcontract will be dedicated, the Subcontractor’s acceptance of Section 9.10 and willingness to submit to reasonable audit requirements in light of the services provided by such Subcontractor, and the Subcontractor’s willingness to grant the rights described in Section 6.4(c) upon expiration or termination; and (ii) subject to Section 9.11(c) and (d), obtain New Century’s prior approval of such Subcontractor.

(b)	Right to Revoke Approval. New Century shall have the right during the Term to revoke its prior approval of a Subcontractor and direct Supplier to replace such Subcontractor as soon as possible, at no additional cost to New Century, if the Subcontractor has engaged in criminal or other willful misconduct that has caused or is reasonably likely to cause significant harm to New Century’s business reputation and/or standing in the marketplace if such Subcontractor were to continue to perform under this Agreement. Supplier shall have a reasonable opportunity to investigate New Century’s concerns, address the Subcontractor’s misconduct and provide New Century with a written action plan setting forth details as to how to address such misconduct and prevent its recurrence. If New Century is not reasonably satisfied with the Supplier’s efforts to address the Subcontractor’s misconduct and/or to ensure its non-recurrence, the Supplier shall, as soon as possible, remove and replace such Subcontractor. Supplier shall continue to perform its obligations under the Agreement, notwithstanding the removal of the Subcontractor. New Century shall have no responsibility for any termination charges or cancellation fees that Supplier may be obligated to pay to a Subcontractor as a result of the removal of such Subcontractor at New Century’s request or the withdrawal or cancellation of the Services then performed by such Subcontractor as permitted under this Agreement.

(c)	Shared Subcontractors. Supplier may, in the ordinary course of business, enter into subcontracts with total estimated annual revenue of less than $500,000 per subcontract (i) for third party services or products that are not a material portion of the Services, that are not exclusively dedicated to New Century and that do not include regular direct contact with New Century or Eligible Recipient personnel or the performance of services at New Century Sites, or (ii) with temporary personnel firms for the provision of temporary contract labor (collectively, “Shared Subcontractors”); provided, that such Shared Subcontractors possess the training and experience, competence and skill to perform the work in a skilled and professional manner; and provided further that the total estimated annual revenue of all subcontracts for temporary contract labor, in the aggregate, shall not exceed $1,000,000 without New Century’s prior approval. Supplier shall not be required to obtain New Century’s prior approval of Shared Subcontractors. If, however, New Century expresses dissatisfaction with the services or products of a Shared Subcontractor, Supplier shall work in good faith to resolve New Century’s concerns on a mutually acceptable basis.

(d)	Supplier Affiliates. Supplier may, in the ordinary course of business, enter into subcontracts with wholly owned subsidiaries of Accenture Ltd. Supplier shall provide notice of such subcontracts to New Century, but shall not be required to obtain New Century’s prior approval, unless and to the extent the terms of the subcontract are inconsistent with New Century’s rights and Supplier’s obligation under this Agreement.

(e)	Supplier Responsibility. Unless otherwise approved by New Century, the terms of a subcontract shall not preclude New Century from exercising its rights or Supplier from complying with its obligations under this Agreement, including: (i) confidentiality and intellectual property rights and obligations; (ii) New Century’s approval rights; (iii) compliance with New Century Standards, Strategic Plans and applicable Laws; (iv) compliance with New Century’s policies and directions; (v) audit rights as described in Section 9.10 as applicable; (vi) Key Supplier Personnel; and (vii) insurance coverage with coverage types and limits consistent with the scope of the work to be performed by such Subcontractors. In addition, the terms of such subcontract with a Subcontractor identified in Attachment 24-A must provide for the placement of source code into escrow as and to the extent provided in Section 14.3(e)(ii) and Attachment 24-A. Supplier shall be responsible for all of the acts and omissions of the Subcontractors and Subcontractor personnel in connection with this Agreement and for the performance of all Subcontractors and Subcontractor personnel providing any of the Services hereunder. Supplier shall be New Century’s sole point of contact regarding the Services, including with respect to payment. Notwithstanding the terms of the applicable subcontract, the approval of such Subcontractor by New Century or the availability or unavailability of Subcontractor insurance, Supplier shall be and remain responsible and liable for any failure by any Subcontractor or Subcontractor personnel to perform in accordance with this Agreement or to comply with any duties or obligations imposed on Supplier under this Agreement to the same extent as if such failure to perform or comply was committed by Supplier or Supplier employees.

9.12	Technology and Business Process Evolution.

(a)	Obligation to Evolve. Supplier acknowledges and agrees that its current technologies and business processes shall continue to evolve and change over time, and at a minimum, shall remain consistent with the accepted practices of top tier providers of human resources, payroll, procurement, accounts payable and other in-scope business process outsourcing services and the business, human resources, payroll, procurement and accounts payable objectives and competitive needs of New Century and the Eligible Recipients. Subject to Section 9.5, Supplier shall provide the Services using current technologies and business processes that will support New Century and the Eligible Recipients in taking advantage of advances in the industry and support their efforts to maintain competitiveness in the markets in which it competes. In addition, subject to Section 9.5, 9.6 and 11.5, Supplier shall make such current technologies and business processes available to New Century to perform human resources, payroll, procurement, accounts payable and related functions on behalf of itself and/or the Eligible Recipients.

(b)	Annual Technology and Business Process Audit. New Century may elect to conduct an annual technology and business process audit to benchmark Supplier’s then current technologies and business processes against the accepted practices of top-tier providers of human resources, payroll, procurement, accounts payable and other in-scope business process outsourcing services. If any such audit reveals that the technologies and business process then utilized by Supplier are not at a level consistent with Supplier’s obligation under Section 9.12(a), (e), (f), (g) or (h) or the then current Technology and Business Process Plan, then New Century and the Supplier shall review the results of the audit and, subject to Supplier’s right to dispute the audit findings, Supplier shall promptly develop and, upon approval, implement a corrective action plan to address the reported deficiency(ies) to the extent it is commercially reasonable to do so. For the avoidance of doubt, nothing in this Section 9.12(b) shall (i) reduce New Century’s rights under Section 11.10 or (ii) reduce Supplier’s obligation to perform the Service in conformity with the Service Levels, as described in Exhibit 3.

(c)	Obligation to Propose Technology and Business Process Evolutions. Supplier shall identify and propose the implementation of Technology and Business Process Evolutions that are likely to: (i) improve the efficiency and effectiveness of the Services (including cost savings); (ii) improve the efficiency and effectiveness of the human resources, payroll, procurement, accounts payable and related functions performed by or for New Century and the Eligible Recipients; (iii) result in cost savings or revenue increases to New Century and the Eligible Recipients in areas of their business outside the Services; or (iv) enhance the ability of New Century and the Eligible Recipients to conduct their business and serve their customers. Subject to its non-disclosure obligation under other customer contracts, Supplier shall obtain information regarding Technology and Business Process Evolution from other customer engagements and shall communicate such information to New Century on an ongoing basis.

(d)	Supplier Briefings. At least semi-annually, Supplier shall meet with New Century to formally brief New Century regarding such Technology and Business Process Evolutions of possible interest or applicability to New Century and the Eligible Recipients. Such briefings shall include Supplier’s assessment of the business impact, performance improvements and cost savings associated with such Technology and Business Process Evolutions. In addition to members of Supplier’s then-current project management team, such briefings shall include subject matter experts not then assigned to the New Century engagement with specialized knowledge and consulting experience in the financial services industry and the provision of human resources, payroll, procurement, accounts payable and other in-scope business process outsourcing services. Where requested by New Century, Supplier shall develop and present to New Century proposals for: (i) implementing Technology and Business Process Evolutions or (ii) changing the direction of New Century’s then current strategy.

(e)	Supplier Developed Advances. If Supplier develops or implements technological advances in or changes to the business processes and services and associated technologies used to provide the same or substantially similar services to other Supplier customers or Supplier develops or implements new or enhanced processes, services, software, tools, products or methodologies to be offered to such customers (collectively, “New Advances”), Supplier shall, subject to Section 11.5, (i) use commercially reasonable efforts to offer New Century the opportunity to serve as a pilot customer in connection with the implementation of such New Advances; and (ii) even if New Century declines such an opportunity, offer New Century the opportunity to be among the first of the Supplier customer base to implement and receive the benefits of any New Advances after such New Advances are made commercially available.

(f)	Flexibility. Supplier shall use commercially reasonable efforts to provide the Services using technologies and business process strategies that are flexible enough to allow integration with new technologies or business processes, or significant changes in New Century’s or an Eligible Recipient’s business objectives and strategies. For example, Equipment should have sufficient scalability and be sufficiently modular to allow integration of new technologies without the need to replace whole, or significant parts of, systems or business processes (e.g., made to be a one-to-many model) to enable New Century’s and/or the Eligible Recipients’ business to become more scalable and flexible.

(g)	Equipment Implementation and Refresh. Supplier shall be fully responsible for the implementation of new Equipment in the ordinary course of Technology and Business Process Evolution. Supplier shall refresh all Equipment in accordance with the Technology and Business Process Plan, and as necessary to provide the Services in accordance with the Service Levels and satisfy its other obligations under this Agreement. If Supplier is aware that these strategies differ from generally accepted practice (or there are any other areas of concern in relation to such strategies) it shall provide New Century with notice of that fact and, upon request, provide New Century with further information as to how to more closely align the strategies with generally accepted practice.

(h)	Software Implementation and Refresh. Unless otherwise agreed. Supplier shall be fully responsible for the implementation of new or changed Software, tools and methodologies in the ordinary course of Technology and Business Process Evolution (other than New Century licensed Third Party Software). Supplier shall: (i) refresh such Software in accordance with Section 9.7 of this Agreement and the Technology and Business Process Plan; and (ii) provide training to New Century personnel regarding the use of such new or changed Software, tools and methodologies.

(i)	Included in Monthly Base Charges. Supplier shall deploy, implement and support Technology and Business Process Evolution, New Advances and the Technology and Business Process Plan throughout the Term. As a general principle, the deployment, implementation and support of Technology and Business Process Evolution and the Technology and Business Process Plan are included in the Monthly Base Charges. However, the Parties acknowledge and agree that, in certain circumstances, the deployment, implementation and/or support of Technology and Business Process Evolution, New Advances and/or the Technology and Business Process Plan may be subject to Sections 4.5, 4.6 or 11.5.

9.13	Network Configuration Data.

Supplier (i) shall provide New Century (and New Century Third Party Contractors) with network configuration data with respect to the network provided and used by Supplier to provide Services to New Century and/or the Eligible Recipients; and (ii) hereby grants New Century (and New Century Third Party Contractors) the right to use such data in connection with the performance of ancillary services (e.g., security reviews or audits) or the exercise of New Century’s other rights under this Agreement.

10.	NEW CENTURY RESPONSIBILITIES

10.1	Responsibilities.

In addition to New Century’s responsibilities as expressly set forth elsewhere in this Agreement, New Century shall be responsible for the following:

(a)	New Century Project Executive. New Century shall designate one (1) individual to whom all Supplier communications concerning this Agreement may be addressed (the “New Century Project Executive”), who shall have the authority to act on behalf of New Century and the Eligible Recipients in all day-to-day matters pertaining to this Agreement. New Century may change the designated New Century Project Executive from time to time by providing notice to Supplier. Additionally, New Century will have the option, but will not be obligated, to designate additional representatives who will be authorized to make certain decisions (e.g., regarding emergency maintenance) if the New Century Project Executive is not available.

(b)	Cooperation. New Century shall cooperate with Supplier by, among other things, making available, as reasonably requested by Supplier, management decisions, information, approvals and acceptances so that Supplier may accomplish its obligations and responsibilities hereunder.

(c)	Requirement of Writing. To the extent Supplier is required under this Agreement to obtain New Century’s approval, consent or agreement, such approval, consent or agreement must be in writing and must be signed by or directly transmitted by electronic mail from the New Century Project Executive or an authorized New Century representative. Notwithstanding the preceding sentence, the New Century Project Executive may agree in advance in writing that as to certain specific matters oral approval, consent or agreement will be sufficient.

(d)	Security. New Century and the Eligible Recipients shall comply with the Supplier or Subcontractor security requirements specified in the Policy and Procedures Manual relating to use of Supplier or Subcontractor computer networks.

10.2	Out of Scope Responsibilities.

Without limiting Supplier’s obligation under this Agreement, the Parties acknowledge and agree that, in addition to New Century’s responsibilities specified elsewhere in this Agreement, New Century is responsible for: (i) management oversight of New Century accounting matters, determining New Century accounting policies, and authorizing, interpreting and creating specifications for New Century financial reporting information; (ii) establishing, maintaining and evaluating the effectiveness of its disclosure controls and procedures and internal controls (with the assistance of Supplier, as further described in Sections 9.4, 9.10 and Exhibit 2.4); and (iii) determining when, whether and how the recommendations made by Supplier and Supplier Affiliates regarding New Century finance policies and procedures are to be implemented by New Century. The Parties also acknowledge and agree (i) that the Services exclude tax advice and accounting functions that by law are provided by, or reserved to, certified or chartered public accountants, or the provision of legal advice that by law is provided by, or reserved to, licensed lawyers; and (ii) that, as of the Effective Date, the Parties do not believe any Supplier obligations, responsibilities or function described in Exhibit 2 or elsewhere in the Agreement can be so characterized.

10.3	Savings Clause.

Supplier’s failure to perform its responsibilities under this Agreement or to meet the Service Levels shall be excused if and to the extent such Supplier non-performance is caused by any of the following (collectively, “Excused Performance Conditions”):

(i)	the wrongful or tortious actions of New Century, an Eligible Recipient or a New Century Third Party Contractor performing obligations on behalf of New Century under this Agreement;

(ii)	the failure of New Century, an Eligible Recipient or such a New Century Third Party Contractor to perform New Century’s obligations under this Agreement (including the failure to perform within the specified time period, or if no time period is specified, within a reasonable period of time);

(iii)	any service or resource reduction or other special production job, testing procedure or other service which is given priority as requested or approved by New Century and agreed to by the Parties in accordance with the Change Control Procedures;

(iv)	any material change implemented by New Century without notice to Supplier and, to the extent applicable, without using the Change Control Procedures;

(v)	any refusal by New Century to approve additional travel requested by Supplier as and to the extent provided in Section 9(i) of Exhibit 4;

(vi)	the failure of New Century Owned Materials and New Century licensed Third Party Materials for which New Century is operationally responsible; or

(vii)	a force majeure event, as further described in Section 18.2.

Supplier shall be excused in the foregoing circumstances only if (A) Supplier, upon becoming aware of such Excused Performance Condition, expeditiously notifies New Century of such Excused Performance Condition and its inability to perform under such circumstances, (B) Supplier provides New Century with a reasonable opportunity to address such Excused Performance Condition and thereby avoid such Supplier non-performance, (C) Supplier identifies and pursues commercially reasonable means to avoid or mitigate the impact of such Excused Performance Condition, (D) Supplier uses commercially reasonable efforts to perform notwithstanding such Excused Performance Condition, and (E) if requested by New Century in instances in which causation is not readily determinable, Supplier conducts a Root Cause Analysis and thereby demonstrates that such Excused Performance Condition is the cause of Supplier’s non-performance. Supplier acknowledges and agrees that the circumstances described in this Section 10.3, as well as those described in Section 18.2 of this Agreement, Section 17 of Exhibit 3 and Section 9(i) of Exhibit 4, are the only circumstances in which its failure to perform its responsibilities under this Agreement or to meet the Service Levels will be excused and that Supplier shall not assert any other act or omission of New Century or the Eligible Recipients as excusing any such failure on Supplier’s part.

With respect to the Excused Performance Conditions described in subparts (i), (ii), (iv) and (v), New Century shall reimburse Supplier for the incremental labor charges and Out-of-Pocket Expenses reasonably incurred by Supplier to meet the Service Levels and perform its other responsibilities under this Agreement despite such Excused Performance Conditions; provided that (i) to the extent practicable, Supplier notifies New Century of such additional incremental charges and expenses and obtains New Century’s approval prior to incurring such costs; and (ii) Supplier uses commercially reasonable efforts to minimize such costs (if and to the extent New Century declines to approve certain reasonable additional costs, Supplier shall not be obligated to proceed with the efforts associated therewith). New Century, in its sole discretion, may forego or delay any work activities or temporarily adjust the work to be performed by Supplier, the schedules associated therewith or the Service Levels to permit the performance of such activities in accordance with Section 4.5(b).

10.4	Third Party Products.

(a)	New Century acknowledges that Supplier (or a Supplier Affiliate, such as Proquire) has alliance relationships with various third party product and services vendors. As part of many such relationships, Supplier or a Supplier Affiliate is able to resell certain products and services and/or may receive compensation from vendors in the form of fees or other benefits in connection with the marketing, technical and other assistance provided by Supplier. New Century acknowledges that such relationships may be beneficial to Supplier and assist in its performance of the Services hereunder. Unless otherwise agreed on a case-by-case basis, this Section 10.4 shall not apply with respect to the Services described in Exhibit 2.2.

(b)	Unless otherwise agreed, to the extent Supplier proposes to resell products or services to New Century or an Eligible Recipient through a Supplier Affiliate, such as Proquire, Supplier shall disclose the fact that the Supplier is using Proquire (or such other Supplier Affiliate) and that Proquire (or such other Supplier Affiliate) will be collecting a reseller fee on such purchases. New Century may, in its sole discretion, decline to purchase products or services through Proquire (or such other Supplier Affiliate) and, if New Century declines to do so, such decision shall not be held against New Century in connection with the calculation of TCO Savings under Attachment 3-B.

11.	CHARGES, FINANCIAL TERMS

11.1	General.

(a)	Payment of Charges. In consideration of Supplier’s performance of the Services, New Century shall pay Supplier the applicable Charges set forth in Exhibit 4. Supplier shall use commercially reasonable efforts to periodically identify methods of reducing such Charges and will notify New Century of such methods and the estimated potential savings associated with each such method. New Century shall not be obligated to pay any Charges for the Services in addition to those set forth in Exhibit 4. Any costs incurred by Supplier prior to the Commencement Date are included in the Charges as set forth in Exhibit 4 and are not to be separately paid or reimbursed by New Century.

(b)	Incidental Expenses. Supplier acknowledges that, except as expressly provided otherwise in this Agreement, incidental expenses that Supplier incurs in performing the Services (including management, travel and lodging, document reproduction and shipping, desktop Equipment and other office Equipment required by Supplier Personnel, and long-distance telephone, but excluding Out-of-Pocket Expenses to be reimbursed by New Century in accordance with Exhibit 4) are included in the Charges set forth in this Exhibit 4. Accordingly, such Supplier expenses are not separately reimbursable by New Century unless New Century has agreed in advance and in writing to reimburse Supplier for such expenses.

(c)	Charges for Contract Changes. Unless otherwise agreed, changes in the Services (including changes in New Century Standards, New Century Rules, Strategic Plans, Technology and Business Process Plans, business processes, Software, Equipment and Systems) and changes in the rights or obligations of the Parties under this Agreement (collectively, “Contract Changes”) shall result in changes in the applicable Charges only if and to the extent (i) the Agreement expressly provides for a change in the Supplier Charges in such circumstances; (ii) the agreed upon Charges or pricing methodology expressly provides for a price change in such circumstances; or (iii) the Contract Change meets the definition of a Project, Service Revision or New Service as each is further described in Sections 4.5, 4.6 and 11.5 respectively.

(d)	Eligible Recipient Services.

(i)	Eligible Recipients. Supplier shall provide the Services to Eligible Recipients designated by New Century in Exhibit 26. To the extent a designated Eligible Recipient will receive less than all of the Services, New Century shall identify the categories of Services to be provided by Supplier to such Eligible Recipient. New Century shall be responsible for any Charges associated with the provision of Services to an Eligible Recipient and for any failure by an Eligible Recipient to comply with New Century’s obligations under this Agreement in connection with such Services. New Century shall be responsible for all of the acts and omissions of the Eligible Recipients in connection with the Agreement and/or their receipt of the Services hereunder. It is understood and agreed that, while Eligible Recipients are not Parties to or third party beneficiaries of this Agreement, they may bring claims for damages or indemnification to New Century and New Century may assert such claims on behalf of such Eligible Recipients. It is further understood and agreed that Supplier shall be and remain responsible and liable for a claim for damages or indemnification asserted by New Century on behalf of an Eligible Recipients to the same extent as if the subject matter of the claim had been suffered and asserted on its own behalf.

(ii)	New Eligible Recipients. From time to time New Century may request that Supplier provide Services to Eligible Recipients not previously receiving such Services. Except as provided in Section 11.5 or Exhibit 4 or otherwise agreed by the Parties, such Services shall be performed for new Eligible Recipients in the United States in accordance with the terms, conditions and prices (excluding any non-recurring transition or start-up activities specific to such Eligible Recipients) then applicable to the provisions of the same Services to existing Eligible Recipients in the United States. The Parties shall use the Change Control Procedures in adding new Eligible Recipients.

(iii)	Election Procedure. In the event of a transaction described in clause (c) or (d) within the definition of Eligible Recipient, New Century may elect, on behalf of the Eligible Recipient in question, either (i) that such Eligible Recipient shall continue to obtain Services in some or all Functional Service Areas subject to and in accordance with the terms and conditions of this Agreement for the remainder of the Term, (ii) that the Entity shall obtain some or all of the Services under a separate agreement between Supplier and such Entity containing the same terms and conditions as this Agreement or (iii) that the Term shall be terminated as to such Eligible Recipient with respect to some or all Services as of a specified date, subject to its receipt of Termination Assistance Services pursuant to Section 4.3. If the Services are provided under a separate agreement, the Entity executing such agreement shall be financially responsible for Charges for such Services if on the date of execution such Entity would be deemed “creditworthy” under the Supplier rating system for new customers as consistently applied and New Century shall have no financial responsibility for Charges for Services provided to such Entity after such date. If the Entity would not be deemed creditworthy under such rating system and New Century is unwilling to remain financially responsible for Charges for Services to be provided under a separate agreement, Supplier may decline to enter into such an agreement with such Entity.

(e)	Limited Agency. New Century hereby appoints Supplier as its limited agent during the Term solely for the purposes of and to the extent required for the administration of Pass-Through Expenses in accordance with Section 11.2 and/or the performance of Procurement Services in accordance with Section 11.3 and Exhibit 2. New Century shall provide, on a timely basis, such affirmation of Supplier’s authority to the applicable third parties as Supplier may reasonably request.

(f)	Reimbursement for Substitute Payment. If either Party in error pays to a third party an amount for which the other Party is responsible under this Agreement, the Party that is responsible for such payment shall promptly reimburse the paying Party for such amount.

11.2	Pass-Through Expenses.

(a)	Procedures and Payment. Unless otherwise agreed by the Parties, New Century shall pay all Pass-Through Expenses directly to the applicable vendors following review, validation and approval of such Pass-Through Expenses by Supplier. No new Pass-Through Expenses may be added without New Century’s prior consent, which it may withhold in its sole discretion. Before submitting an invoice to New Century for any Pass-Through Expense, Supplier shall (i) review and validate the invoiced charges, (ii) identify any errors or omissions, and (iii) communicate with the applicable vendor and use commercially reasonable efforts to correct any errors or omissions, resolve any questions or issues and obtain any applicable credits, rebates, discounts or other incentives for New Century. Supplier shall deliver to New Century the original vendor invoice, together with any documentation supporting such invoice and a statement that Supplier has reviewed and validated the invoiced charges, within ten (10) days after Supplier’s receipt thereof; provided that, if earlier, Supplier shall use commercially reasonable efforts to deliver such invoice, documentation and statement at least five (5) business days prior to the date on which payment is due; and provided further that, if it is not possible to deliver such invoice, documentation and statement at least five (5) business days prior to the due date, Supplier shall promptly notify New Century and, at New Century’s option, either request additional time for review and validation or submit the invoice for payment subject to subsequent review and validation. In addition, if the vendor offers a discount for payment prior to a specified date, Supplier shall use commercially reasonable efforts to deliver such invoice and associated documentation to New Century at least five (5) days prior to such date. To the extent Supplier fails to comply with its obligations hereunder, it shall be financially responsible for any discounts lost or any late fees or interest charges incurred by New Century and/or the Eligible Recipients. For the avoidance of doubt, Pass-Through Expenses do not include amounts owed by any Eligible Recipient to a third party in connection with Supplier’s performance of the Services under Exhibit 2.2.

To the extent Supplier fails to process any invoice in accordance with this provision within ninety (90) days after the payment due date of such invoice, Supplier shall be financially responsible for payment of twelve (12%) percent of the invoiced amounts. In addition, to the extent Supplier fails to process any such invoice in accordance with this provision within one hundred eighty (180) days after the payment due date of such invoice, Supplier shall be financially responsible for payment of all of the invoiced amounts.

(b)	Efforts to Minimize. Supplier shall continually seek to identify methods of reducing and minimizing New Century’s retained and Pass-Through Expenses and will use commercially reasonable efforts to notify New Century of such methods and the estimated potential savings associated with each such method.

11.3	Procurement.

Supplier shall procure certain products and services for which New Century will be financially responsible on an Out-of Pocket Expense basis, as further described in Exhibit 4. In addition, as part of the Procurement Services, Supplier shall procure certain products and services by purchase, lease, license or contract on behalf of New Century and the Eligible Recipients, as further described in Exhibit 2.

In procuring such products and services, Supplier shall comply with the following:

(a)	In procuring such products and services basis, Supplier shall: (i) give New Century and the Eligible Recipients the benefit of Supplier’s most favorable vendor arrangements where permitted by such vendors; (ii) use commercially reasonable efforts to obtain the most favorable pricing and terms and conditions then available from any source for such products and services; (iii) to the extent practicable, use the aggregate volume of Supplier’s procurements on behalf of itself, New Century, the Eligible Recipients and other customers as leverage in negotiating such pricing or other terms and conditions; and (iv) adhere to the procurement procedures specified in the Policy and Procedures Manual, as such procedures may be modified from time to time by the Parties. Supplier shall adhere to New Century’s product and services standards as specified by New Century or set forth in the Policies and Procedures Manual and as applicable to Supplier’s obligations under this Section 11.3 and shall not deviate from such standards without New Century’s prior approval. To the extent an authorized New Century representative specifies the vendor, pricing and/or terms and conditions for a procurement, Supplier shall not deviate from such instructions without New Century’s prior approval. Unless otherwise agreed by the Parties, the procurement price of such products and services shall be treated as an Out-of-Pocket Expense and shall be passed through to New Century without Supplier markup.

(b)	Supplier may, with New Century’s prior approval, use master agreements existing as of the Commencement Date between New Century and various third party vendors to procure products and services requested by New Century. Supplier’s use of such New Century master agreements shall be conditioned on and subject to the following: (i) New Century obtaining any Required Consents to the use of such master agreements; (ii) Supplier complying with the terms and conditions of such master agreements; and (iii) Supplier accepting responsibility for curing any breaches by Supplier of such master agreements.

(c)	Supplier also may use existing agreements between Supplier and third party vendors if permitted by such agreement or enter into new agreements with third party vendors to procure such products and services. Supplier’s use of such agreements shall be conditioned on and subject to the following: (i) New Century approving in advance the terms, conditions and pricing of such agreements and any financial or other commitments made therein by or on behalf of New Century or the Eligible Recipients; (ii) Supplier complying with the terms and conditions of such agreements and accepting responsibility for meeting any minimum volumes; (iii) Supplier passing through to New Century any refunds, credits, discounts or other rebates to the extent such amounts are directly allocable to New Century or the Eligible Recipients; (iv) Supplier retaining responsibility for curing any breaches by Supplier or Supplier Personnel of such agreements; and (v) such agreements offering more favorable pricing and equivalent or better terms and conditions for the requested product or service than the master agreements existing as of the Commencement Date between New Century and third party vendors.

(d)	If, at any time, New Century determines that the pricing and terms and conditions available through Supplier are not as favorable as those New Century could obtain on its own, New Century reserves the right to select and negotiate with the provider of such third party products and services and Supplier shall comply with New Century’s decision with respect thereto.

(e)	With respect to all products and services procured by Supplier for New Century and/or the Eligible Recipients pursuant to this Section 11.3, Supplier shall pass through, or otherwise provide, to New Century and/or the applicable Eligible Recipient(s) all benefits offered by the manufacturers and/or vendors of such products and services (including all warranties, refunds, credits, rebates, discounts, training, technical support and other consideration offered by such manufacturers and vendors) except to the extent otherwise agreed by New Century. If Supplier is unable to pass through any such benefit to New Century and/or the applicable Eligible Recipient(s), it shall notify New Century in advance and shall not procure such product or service without New Century’s prior approval.

11.4	Taxes.

The Parties’ respective responsibilities for taxes arising under or in connection with this Agreement shall be as follows:

(a)	Income Taxes. Each Party shall be responsible for its own Income Taxes.

(b)	Sales, Use and Property Taxes. Each Party shall be responsible for any sales, lease, use, personal property, stamp, duty or other such taxes on Equipment, Software or property it owns or leases from a third party, including any lease assigned pursuant to this Agreement, and/or for which it is financially responsible under this Agreement.

(c)	Recoverable Taxes. All sums payable under or in connection with this Agreement shall be exclusive of Recoverable Taxes, and each Party shall, in addition to such sums, pay such Recoverable Taxes properly chargeable thereon on receipt of a valid invoice.

(d)	Taxes on Goods or Services Used by Supplier. Supplier shall be responsible for all sales, service, value-added, lease, use, personal property, excise, consumption, and other taxes and duties, including Recoverable Taxes, payable by Supplier on any goods or services used or consumed by Supplier in providing the Services (including services obtained from Subcontractors) where the tax is imposed on Supplier’s acquisition or use of such goods or services and the amount of tax is measured by Supplier’s costs in acquiring or procuring such goods or services and not by New Century’s cost of acquiring such goods or services from Supplier.

(e)	Service Taxes.

(i)	New Century shall be financially responsible for all Service Taxes assessed against either Party on the Services as a whole, or on any particular Service by a Tax Authority in a jurisdiction in which New Century and/or the Eligible Recipients are physically located and receive the Services (“New Century Service Taxes”). If new or higher New Century Service Taxes become applicable to the Services as a result of either Party moving all or part of its operations to a different jurisdiction (e.g., New Century opening a new office, Supplier relocating performance of Services to a shared service center or assigning this Agreement to an Affiliate) the Party initiating such move shall be financially responsible for such new or higher New Century Service Taxes. If new or higher New Century Service Taxes become applicable to such Services after the Effective Date for any other reason (e.g., tax law changes, but not volume changes) the Parties shall negotiate in good faith and diligently seek to agree upon legally permissible means of avoiding or minimizing such new or higher New Century Service Taxes and/or an allocation or sharing of financial responsibility for such additional New Century Service Taxes. If the Parties are unable to agree upon such measures within thirty (30) days, New Century may elect to terminate the Agreement in its entirety, or to terminate any portions impacted by such new or additional Service Taxes. If New Century elects to terminate on this basis, New Century shall pay the Reduced Termination Charge specified in Attachment 4-E. To the extent that New Century requires Supplier to continue performance of the Services (as an extension or continuation of the Services under Section 3.2 or 4.3), New Century shall pay such new or additional Service Taxes.

(ii)	Supplier shall be financially responsible for all Service Taxes assessed against either Party on the provision of the Services as a whole, or on any particular Service by a Tax Authority in a jurisdiction from which such Services are provided by Supplier (“Supplier Service Taxes”), unless and to the extent such jurisdiction is also the jurisdiction in which New Century and/or the Eligible Recipients are physically located and receive the Service on which the Service Tax is assessed. If new or higher Supplier Service Taxes become applicable to the Services as a result of either Party moving all or part of its operations to a different jurisdiction, the Party initiating such move shall be financially responsible for such new or higher Supplier Service Taxes. If new or higher Supplier Service Taxes become applicable to such Services after the Effective Date for any other reason (e.g., tax law changes, but not volume changes), Supplier shall, within thirty (30) days, prepare a detailed proposal identifying all viable and legally permissible means of avoiding or minimizing such new or higher Supplier Service Taxes without adversely impacting the quality or price of the Services or the business objectives or requirements of New Century and the Eligible Recipients, including the possibility of modifying or reducing the nature or scope of the Services to be delivered from such jurisdiction, or migrating the delivery of such Services to Supplier Facilities in other jurisdictions. In preparing its proposal, Supplier shall give due consideration to any legally permissible means of avoiding or minimizing such Service Taxes proposed by New Century. Following New Century’s receipt and review of Supplier’s proposal, the Parties shall negotiate in good faith and diligently seek to agree upon legally permissible means of avoiding or minimizing such new or higher Supplier Service Taxes and/or an allocation or sharing of financial responsibility for such additional Supplier Service Taxes. If the Parties are unable to agree upon such measures within thirty (30) days, Supplier may elect to terminate the Agreement in its entirety, or to terminate any portions impacted by such new or additional Supplier Service Taxes. If Supplier elects to terminate on this basis, Supplier shall provide at least six months advance notice of such termination and shall provide all Termination Assistance Services requested by New Century pursuant to Section 4.3. During the six-month notice period and Termination Assistance Services period there will be no adjustment to the Charges to compensate Supplier for such new or higher Supplier Service Taxes. Nor will New Century be obligated to pay any Termination Charge in connection with such termination.

(iii)	If required under applicable Laws, Supplier shall invoice New Century for the full amount of the Service Taxes and then credit or reimburse New Century for that portion of such Service Taxes for which Supplier is financially responsible under this provision.

(f)	Withholding. Any withholding tax or other tax of any kind that New Century is required by applicable Law to withhold and pay on behalf of Supplier with respect to amounts payable to Supplier under this Agreement shall be deducted from said amount prior to remittance to Supplier. New Century will provide to Supplier reasonable assistance, which shall include the provision of documentation as required by revenue authorities, to enable Supplier to claim exemption from or obtain a repayment of such withheld taxes and will, upon request, provide Supplier with a copy of the withholding tax certificate.

(g)	Notice of New Taxes. Supplier shall use commercially reasonable efforts to promptly notify New Century when it becomes aware of any new taxes (including changes to existing taxes) to be passed through and/or collected by New Century under this Section. Such notification (which may be separate from the first invoice reflecting such taxes or other charges) shall contain an explanation of such taxes, including the effective date of each new taxes. To the extent Supplier is to provide Services to an Eligible Recipient located outside the United States, the Parties shall agree to structure the associated transaction in a manner to minimize the tax consequences of such transaction, including possibly entering into a local operating agreement within the country in which the Services are to be provided.

(h)	Efforts to Minimize Taxes. Supplier shall cooperate fully with New Century to enable New Century to more accurately determine its own tax liability and to minimize such liability to the extent legally permissible. Supplier’s invoices shall separately state the Charges that are subject to taxation and the amount of taxes included therein. Each Party will provide and make available to the other any resale certificates, information regarding out-of-state or out-of-country sales or use of equipment, materials, or services, and other exemption certificates or information reasonably requested by either Party.

(i)	Tax Audits or Proceedings. Each Party shall promptly notify the other Party of, and coordinate with the other Party, the response to and settlement of any claim for taxes asserted by applicable taxing authorities for which the other Party is financially responsible hereunder. With respect to any claim arising out of a form or return signed by a Party to this Agreement, such Party will have the right to elect to control the response to and settlement of the claim, but the other Party will have the right to participate in the responses and settlements to the extent of its potential responsibility or liability. Each Party also shall have the right to challenge the imposition of any tax liability for which it is financially responsible under this Agreement or, if necessary, to direct the other Party to challenge the imposition of any such tax liability. If either Party requests the other to challenge the imposition of any tax liability, such other Party shall do so (unless and to the extent it assumes financial responsibility for the tax liability in question), and, the requesting Party shall reimburse the other for all fines, penalties, interest, additions to taxes or similar liabilities imposed in connection therewith, plus the reasonable legal, accounting and other professional fees and expenses it incurs. Each Party shall be entitled to any tax refunds or rebates obtained with respect to the taxes for which such Party is financially responsible under this Agreement.

(j)	Tax Filings. Each Party represents, warrants and covenants that it will file appropriate tax returns, and pay applicable taxes owed arising from or related to the provision of the Services in applicable jurisdictions. Supplier represents, warrants and covenants that it is registered to and will collect and remit Service Taxes in all applicable jurisdictions.

11.5	New Services.

(a)	Procedures. If New Century requests that Supplier perform any New Services reasonably related to the Services, Supplier shall, if it is interested in pursuing the opportunity, promptly prepare a New Services proposal for New Century’s consideration, at no additional charge to New Century. If Supplier is not interested and will not submit a proposal, Supplier shall so notify New Century within three (3) business days of its receipt of New Century’s request. If Supplier is interested, Supplier shall deliver a New Services proposal to New Century within ten (10) business days of its receipt of New Century’s request; provided, that Supplier shall use commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation. New Century shall provide such information as Supplier reasonably requests in order to prepare such New Service proposal. Such New Services proposal shall include, among other things, the following at a level of detail sufficient to permit New Century to make an informed business decision: (i) a project plan, fixed price or price estimate and payment structure for the New Service; (ii) a breakdown of such price or estimate, (iii) a description of the service levels to be associated with such New Service, (iv) a schedule for commencing and completing the New Service, (v) a description of the new hardware or software to be provided by Supplier in connection with the New Service, (vi) a description of the software, hardware and other resources, including Resource Unit utilization, necessary to provide the New Service, (vii) any additional facilities or labor resources to be provided by New Century or the Eligible Recipients in connection with the proposed New Service, (viii) any risks associated with the New Service and/or the integration of the New Service into the existing environment, and (ix) in the case of any Developed Materials to be created through the provision of the proposed New Services, any ownership rights therein that differ from the provisions of Section 14.2. New Century may accept or reject any New Services proposal in its sole discretion and Supplier shall not be obligated to perform any New Services to the extent the applicable proposal is rejected. Unless the Parties otherwise agree, if New Century notifies Supplier that it accepts Supplier’s proposal, Supplier shall perform the New Services and be paid in accordance with the proposal submitted by Supplier and the provisions of this Agreement (except to the extent otherwise provided in the accepted proposal). Upon New Century’s acceptance of a Supplier proposal for New Services, the scope of the Services will be expanded and this Agreement will be modified to include such New Services. Notwithstanding any provision to the contrary, (i) Supplier shall act reasonably and in good faith in formulating such pricing proposal, (ii) Supplier shall use commercially reasonable efforts to identify potential means of reducing the cost to New Century, including utilizing Subcontractors as and to the extent appropriate, (iii) such pricing proposal shall be no less favorable to New Century than the pricing and labor rates set forth herein for the same or like Services, and (iv) such pricing proposal shall take into account the existing and future volume of business between New Century and Supplier.

(b)	Use of Third Parties. New Century may elect to solicit and receive bids from third parties to perform any New Services. If New Century elects to use third parties to perform New Services, (i) such New Services shall not be deemed “Services” under the provisions of this Agreement, and (ii) Supplier shall cooperate with such third parties as provided in Section 4.4.

(c)	Services Evolution and Modification. The Parties anticipate that the Services will evolve and be supplemented, modified, enhanced or replaced over time to keep pace with technological advancements and improvements in the methods of delivering Services and changes in the businesses of New Century and the Eligible Recipients. The Parties acknowledge and agree that these changes will modify the Services and will not be deemed to result in New Services unless the changed services meet the definition of New Services.

(d)	Authorized User and Eligible Recipient Requests. Supplier shall promptly inform the New Century Project Executive of requests for New Services from Authorized Users or Eligible Recipients, and shall submit any proposals for New Services to the New Century Project Executive or his or her designee. Supplier shall not agree to provide New Services to any Authorized Users or Eligible Recipients without the prior written approval of the New Century Project Executive or his or her designee. If Supplier fails to comply in all material respects with the preceding sentence, it shall receive no compensation for any services rendered to any person or entity in violation of the immediately preceding sentence.

(e)	Efforts to Reduce Costs and Charges. From time to time, New Century may request that the Parties work together to identify ways to achieve reductions in the cost of service delivery and corresponding reductions in the Charges to be paid by New Century by modifying or reducing the nature or scope of the Services to be performed by Supplier, the applicable Service Levels or other contract requirements. If requested by New Century, Supplier shall promptly prepare a proposal at a level of detail sufficient to permit New Century to make an informed business decision and shall use commercially reasonable efforts to identify any feasible means of achieving the desired reductions without adversely impacting business objectives or requirements identified by New Century. In preparing such a proposal, Supplier shall give due consideration to any means of achieving such reductions proposed by New Century. Supplier shall negotiate in good faith with New Century about each requested reduction in Charges and, without disclosing the actual cost of providing the Services, shall identify for New Century if and to what extent the cost of service delivery may be reduced by implementing various changes in the contract requirements. New Century shall not be obligated to accept or implement any proposal; and Supplier shall not be obligated to implement any change that affects the terms of this Agreement unless and until such change is reflected in a written amendment to this Agreement.

11.6	Extraordinary Events.

(a)	Definition. As used in this Agreement, an “Extraordinary Event” means a circumstance in which an event or discrete set of events has occurred or is planned with respect to the business of New Century or the Eligible Recipients that results or will result in a change in the scope, nature or volume of the Services that New Century or the Eligible Recipients will require from Supplier, and which is expected to cause the estimated average monthly usage of any chargeable Resource Unit to increase or decrease by twenty-five percent (25%) or more. Examples of the kinds of events that might cause such substantial increases or decreases include the following:

(i)	changes in locations where the Eligible Recipients operate;

(ii) (iii) (iv)	changes in products of, or in markets served by, the Eligible Recipients; mergers, acquisitions, divestitures or reorganizations of the Eligible Recipients; changes in the method of service delivery;

(v)	changes in the applicable regulatory environment;

(vi) (vii) (viii)	changes in New Century’s policy, technology or processes; changes in market priorities; or changes in the business units being serviced by Supplier.

(b)	Consequence. If an Extraordinary Event occurs, New Century may, at its option, request more favorable pricing with respect to applicable Charges for any Functional Service Area specified in Exhibit 4 in accordance with the following:

(1)	Supplier and New Century shall mutually determine on a reasonable basis the efficiencies, economies, savings and resource utilization reductions, if any, resulting from such Extraordinary Event and, upon New Century’s approval, Supplier shall then proceed to implement such efficiencies, economies, savings and resource utilization reductions as quickly as practicable and in accordance with the agreed upon schedule. As the efficiencies, economies, savings or resource utilization reductions are realized, the Charges specified on Exhibit 4 and any affected Resource Baselines shall be promptly and equitably adjusted to pass through to New Century the full benefit of such efficiencies, economies, savings and resource utilization reductions realized as a result of the Extraordinary Event; provided that, New Century shall reimburse Supplier for any net costs or expenses incurred to realize such efficiencies, economies, savings or resource utilization reductions if and to the extent Supplier (i) notifies New Century of such additional costs and obtains New Century’s approval prior to incurring such costs, (ii) uses commercially reasonable efforts to identify and consider practical alternatives, and reasonably determines that there is no other more practical or cost effective way to obtain such savings without incurring such expenses, and (iii) uses commercially reasonable efforts to minimize the additional costs to be reimbursed by New Century.

(2)	Except as provided in Section 4.6 of this Agreement or Section 5(e) of Exhibit 4, an Extraordinary Event shall not result in Charges to New Century being higher than such Charges would have been if the ARCs, RRCs, and other rates and charges then specified in Exhibit 4 had been applied. New Century may, at its sole option, elect, for each Extraordinary Event, at any time to forego its rights under this Section 11.6 and instead, apply ARCs, RRCs, and other rates and charges specified in Exhibit 4 to adjust the Charges.

11.7	Reserved.

11.8	Proration.

Periodic charges under this Agreement are to be computed on a calendar month basis, and shall be prorated for any partial month on a calendar day basis.

11.9	Refundable Items.

If Supplier should receive a refund, credit, discount or other rebate for goods or services paid for by New Century and/or the Eligible Recipients on a Pass-Through Expense or Out-of-Pocket Expense basis, then Supplier shall (i) notify New Century of such refund, credit, discount or rebate and (ii) promptly pay the full amount of such refund, credit, discount or rebate to New Century or such Eligible Recipient.

11.10	New Century Benchmarking Reviews.

(a)	Benchmarking Review. Beginning on or after December 31, 2007, and from time to time thereafter, New Century may, at its expense and subject to this Section 11.10, engage the services of an independent third party (a “Benchmarker”) to compare the quality and cost of the Services under this Agreement, in the aggregate or by sub-Functional Service Area (i.e., HR Admin, Payroll, Recruiting, Procurement or Accounts Payable), against the quality and cost of other top tier service providers performing similar services to confirm that New Century is receiving from Supplier pricing and levels of service that are competitive with market rates, prices and service levels, given the nature, volume and type of Services provided by Supplier hereunder (“Benchmarking”). In making this comparison, the Benchmarker shall consider the following factors and normalize the prices as and to the extent appropriate: (i) whether supplier transition charges are paid by the customer as incurred or amortized over the term of this Agreement; (ii) the extent to which supplier pricing includes the purchase of the customer’s existing assets; (iii) the extent to which supplier pricing includes the cost of acquiring future assets; (iv) the extent to which this Agreement calls for Supplier to provide and comply with unique New Century requirements; (v) whether Service Taxes are included in such pricing or stated separately in supplier invoices; (vi) the jurisdictions to which the Services are provided; (vii) the applicable service levels; (viii) the term of the agreement; and (ix) any required financial engineering or investments. New Century shall not initiate more than one Benchmarking of each sub-Functional Service Area in any Contract Year.

(b)	General. Prior to selecting the Benchmarker, New Century shall confer in good faith with Supplier as to the Benchmarker and methodology to be employed, but shall not be obligated to proceed in accordance with Supplier’s views and recommendations. The Benchmarker engaged by New Century shall execute a non-disclosure agreement substantially in the form attached hereto as Exhibit 22, and shall not be a Direct Supplier Competitor. Supplier shall cooperate with New Century and the Benchmarker and shall (i) provide the Benchmarker reasonable access to any premises, equipment, personnel or documents, and (ii) provide any assistance required by the Benchmarker to conduct the Benchmarking, all at Supplier’s cost and expense; provided, however, that Supplier will not be required to provide any information relating to Supplier’s margins, costs or cost elements unless and to the extent cost is the basis on which New Century pays. The Benchmarking shall be conducted so as not to unreasonably disrupt Suppliers’ operations under this Agreement

(c)	Result of Benchmarking. If following normalization, the Benchmarker finds that the Charges paid by New Century for all Services or for any sub-Functional Service Area are greater than the lowest thirty-three percent (33%) of the prices charged by other top tier service providers for work of a similar nature, type or volume, (the “Benchmark Standard”), the Parties shall meet and negotiate in good faith as to the elimination of any such unfavorable variance. If the Parties are unable to agree upon such measures, New Century may, at its option, terminate the Services in whole or in part, and may thereafter obtain such Services from a third party or perform such Services for itself. If the Services are terminated on this basis, New Century shall pay the Reduced Termination Charge specified in Attachment 4-E. If the Services are terminated in part, Supplier’s Charges shall be equitably adjusted to reflect the Services no longer performed by Supplier. Notwithstanding the foregoing, to the extent Supplier agrees to eliminate the unfavorable variance by moving some or all of the impacted Supplier Personnel or Services to Supplier Facilities in other geographic locations (and agrees to do so at no cost to New Century and without change in the Services or Service Levels or Supplier’s other obligations under the Agreement), and New Century declines to approve such move, Supplier shall be relieved of further obligation to eliminate such variance and New Century shall not be entitled to terminate on this basis.

(d)	Supplier Review and Dispute. New Century shall provide Supplier with a copy of the Benchmarker’s report and Supplier shall have ten (10) days to review such report and contest the Benchmarker’s findings. If the Parties are unable to agree upon the validity of such findings, the matter shall be resolved pursuant to the dispute resolution procedures set forth in Article 19. Agreed upon adjustments in Supplier’s Charges shall be implemented effective as of the date the Benchmarker’s report was first provided to Supplier.

12.	INVOICING AND PAYMENT

12.1	Invoicing.

(a)	Invoice. Within five (5) days after the beginning of each month, Supplier shall present New Century with a single consolidated invoice for (i) the Monthly Base Charges for the then current calendar month, (ii) the Solution License Fee and/or Solution License Install Fee (other than the eight (8) monthly Solution License Install Fee payments, which are addressed in the next paragraph), if any, specified in Attachment 4-A for the then current calendar month, (iii) ARCs and RRCs for the month preceding the most recent month, (iv) Project Charges for the month preceding the most recent month or, if different, in accordance with the terms of the applicable Project Order, (v) Out-of-Pocket Expenses for the month preceding the most recent month, and (vi) Service Level Credits and Deliverable Credits, if any, incurred in the month preceding the most recent month (the “Monthly Invoice”). The Monthly Invoice shall be delivered to New Century, at its request, at the address(es) listed in Section 21.3, and/or electronically.

In addition to the foregoing, Supplier shall provide a separate invoice for each of the eight monthly Solution License Install Fee payments tied to the achievement by Supplier of specific Transition Milestone(s), as further described in Exhibit 4 and Attachment 20-A (“Transition Milestone Payment(s)”). Supplier shall invoice New Century for each such monthly Transition Milestone Payment following Supplier’s completion of the Transition Milestone associated with such Transition Milestone Payment. If Supplier fails to achieve the Transition Milestone associated with any such monthly Transition Milestone Payment, then Supplier shall not invoice New Century for such monthly Transition Milestone Payment until such Transition Milestone is met.

(b)	Form and Data. Each invoice shall be in the form specified in Exhibit 23 and shall (i) comply with all applicable legal, regulatory and accounting requirements, and (ii) allow New Century to validate volumes and fees. Each invoice shall include the pricing calculations and related data utilized to establish the Charges and sufficient information to validate the service volumes and associated Charges. The data underlying each invoice shall be delivered to New Century electronically (if requested by New Century) in a form and format compatible with New Century’s accounting systems.

(c)	Credits. To the extent a Service Level Credit, Deliverable Credit or other credit may be due to New Century pursuant to this Agreement, Supplier shall provide New Century with an appropriate credit against amounts then due and owing; if no further payments are due to Supplier, Supplier shall pay such amounts to New Century within thirty (30) days.

(d)	Time Limitation. If Supplier fails to provide an invoice to New Century for any amount within ninety (90) days after the month in which the Services in question are rendered or the expense incurred, Supplier shall incur a reduction of twelve (12%) percent in the amount that could otherwise have been invoiced for such month. In addition, if Supplier fails to provide an invoice to New Century for any amount within one hundred eighty (180) days after the month in which the Services in question are rendered or the expense incurred, Supplier shall waive any right it may otherwise have had to invoice for and collect such amount.

(e)	Accounting. Except as otherwise provided in this Agreement, each Party shall be responsible for the manner in which it accounts for, and maintains its records with respect to, amounts paid with respect to the Services.

12.2	Payment.

Payment Due Date. Subject to the other provisions of this Article 12, each Monthly Invoice provided for under Section 12.1 shall be due and payable within twenty-five (25) days after receipt by New Century of such Monthly Invoice unless the amount in question is disputed in accordance with Section 12.4. Subject to the other provisions of this Article 12, each invoice for Transition Milestone Payments provided for under Section 12.1 shall be due and payable within twenty-five (25) days after receipt by New Century of such invoice unless the amount in question is disputed in accordance with Section 12.4. Any undisputed amount due under this Agreement for which a time for payment is not otherwise specified also shall be due and payable within twenty-five (25) days.

Payments to Supplier by New Century shall be paid in U.S. dollars, by wire transfer only, and no requests for cash payments shall be made by Supplier. All payments to Supplier by New Century shall be made directly to Supplier, not to third parties, other than to Supplier’s account with a reputable bank.

If New Century fails to pay any undisputed portion of the Charges within ten (10) days after the due date for such payment, it shall pay interest on the unpaid amount from the day after such due date at the lesser of the then current “Prime Rate” set forth in the “Money Rates” table in The Wall Street Journal (“Prime Rate”) plus two percent (2%) or the maximum rate allowed by law.

12.3	Set Off.

With respect to any amount to be paid or reimbursed by New Century hereunder, New Century may set off against such amount any undisputed amount that Supplier is obligated to pay New Century hereunder.

12.4	Disputed Charges.

New Century may withhold payment of particular Charges that New Century reasonably disputes in good faith subject to the following:

(a)	Notice of Dispute. If Supplier’s invoice includes detail and supporting documentation required by this Agreement, New Century shall notify Supplier on or before the payment due date of such invoice if it disputes any of the Charges in such invoice.

(b)	Notice of Insufficient Detail, Documentation and Dispute. If Supplier’s invoice does not include the detail and supporting documentation required by this Agreement, New Century shall so notify Supplier within fifteen (15) days of its receipt of such invoice. Supplier shall promptly provide such reasonable detail and supporting documentation. Within seven (7) business days after receiving such detail and documentation, New Century shall notify Supplier if it disputes any of the Charges in the invoice in question and shall pay any undisputed Charges.

(c)	Description and Explanation. If New Century disputes any Supplier Charges, New Century shall so notify Supplier in accordance with Section 12.4(a) or (b) and shall provide a description of the particular Charges in dispute and an explanation of the reason why New Century disputes such Charges. The Parties shall endeavor in good faith to resolve any such dispute in an expeditious manner.

(d)	Escrow. To the extent the disputed Charges exceed, in the aggregate, an amount equal to the average monthly Charges for the preceding six (6) months (i.e., the total Charges for the preceding six (6) months, divided by six) (the “Escrow Trigger”), New Century shall pay or deposit certain disputed amounts into an interest bearing escrow account for the benefit of both Parties at a financial institution reasonably acceptable to Supplier until such dispute has been resolved. At its option, New Century shall pay or deposit into such escrow account either (i) all amounts then in dispute, including those below the Escrow Trigger, or (ii) the amount in dispute that caused New Century to exceed the Escrow Trigger and all disputed amounts in excess of such Escrow Trigger. If New Century opts for the latter course and Supplier subsequently prevails with respect to disputed amounts not placed in escrow, New Century shall pay interest on the amounts ultimately paid from the day after the due date through the date of payment at the lesser of the then current “Prime Rate” set forth in the “Money Rates” table in The Wall Street Journal (“Prime Rate”) plus two percent (2%) or the maximum rate allowed by law. To the extent disputed amounts are placed into escrow, the prevailing party shall be entitled to such escrowed amounts and interest earned on such escrowed amounts upon resolution of the dispute.

(e)	Continued Performance. Each Party agrees to continue performing its obligations under this Agreement while any dispute is being resolved unless and until such obligations are terminated by the termination or expiration of this Agreement.

(f)	No Waiver. Neither the failure to dispute any Charges or amounts prior to payment nor the failure to withhold any amount shall constitute, operate or be construed as a waiver of any right New Century may otherwise have to dispute any Charge or amount or recover any amount previously paid.

13.	NEW CENTURY DATA AND OTHER CONFIDENTIAL INFORMATION

13.1	Confidential Information.

Nothing in this Section 13.1 is intended to limit the obligations of Supplier under Sections 13.2 and 13.3 of this Agreement with respect to the New Century Data addressed in such Sections and, to the extent the provisions of Sections 13.2 or 13.3 conflict with the provisions of this Section 13.1 as they pertain to New Century Data, the provisions of Sections 13.2 or 13.3 shall control over the provisions of Section 13.1, as applicable.

(a)	Confidential Information. Supplier and New Century each acknowledge that the other possesses and will continue to possess information that has been developed or received by it, has commercial value in its or its customers’ business and is not generally available to the public. Except as otherwise specifically agreed in writing by the Parties, “Confidential Information” means (i) this Agreement and the terms hereof and thereof (including rates and pricing), (ii) all information marked confidential, restricted or proprietary by either Party, and (iii) any other information that is treated as confidential by the disclosing Party (the “Disclosing Party”) and would reasonably be understood to be confidential, whether or not so marked. In the case of New Century and the Eligible Recipients, Confidential Information also shall include Software provided to Supplier by New Century or an Eligible Recipient, Developed Materials, New Century Data, New Century Personal Data, Authorized User information, attorney-client privileged materials, attorney work product, customer lists, customer contracts, customer information, rates and pricing, information with respect to competitors, strategic plans, account information, research information, information that contains trade secrets, financial/accounting information (including assets, expenditures, mergers, acquisitions, divestitures, billings collections, revenues, finances, forecasts and budgets), human resources and employee or personnel information (including payroll information), marketing/sales information, information regarding businesses, plans, operations, mergers, acquisitions, divestitures, third party contracts, licenses, internal or external audits, law suits, regulatory compliance or other information or data of New Century, an Eligible Recipient, an Authorized User or a New Century Third Party Contractor obtained, received, transmitted, processed, stored, archived, or maintained by Supplier under this Agreement. In the case of Supplier, Confidential Information shall also include financial information, account information, information regarding Supplier’s business plans and operations, and Supplier-Owned Materials.

(b)	Disclosure of Confidential Information.

(i)	The Disclosing Party represents and warrants that it has the right to disclose its Confidential Information to the receiving Party (the “Receiving Party”), subject to the confidentiality obligations contained in this Section 13.1.

(ii)	During the term of this Agreement and at all times thereafter as specified in Section 13.5, each Receiving Party (A) shall hold Confidential Information received from a Disclosing Party in confidence and shall use such Confidential Information only for the purposes of fulfilling its obligations or exercising its rights under this Agreement and for no other purposes, and (B) shall not disclose, provide, disseminate or otherwise make available any Confidential Information of the Disclosing Party to any third party without the express written permission of the Disclosing Party, unless expressly permitted by Section 13.1(b)(iii) or 13.1(b)(iv) below or elsewhere in this Agreement. Each Receiving Party shall use at least the same degree of care to safeguard and to prevent disclosure and misuse of the Disclosing Party’s Confidential Information to third parties as the Receiving Party employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss, or alteration of its own information (or information of its customers) of a similar nature, but not less than reasonable care.

(iii)	A Receiving Party may disclose Confidential Information of the Disclosing Party to its employees, directors, attorneys, financial advisors, contractors and agents provided that (A) such person or entity has a need to know the Confidential Information for purposes of performing his or her obligations under or with respect to this Agreement or as otherwise required within such person’s scope of responsibility, (B) such disclosure is made pursuant to an obligation of confidentiality upon such person or entity that is no less stringent than that set forth in this Section 13.1, and (C) such disclosure is not in violation of Law. The Receiving Party assumes full responsibility for the acts or omissions of any person or entity to whom it discloses Confidential Information of the Disclosing Party regarding their use of such Confidential Information and must take commercially reasonable measures to protect the Confidential Information from disclosure or use in contravention of this Agreement.

(iv)	A Receiving Party may disclose Confidential Information of a Disclosing Party as required to satisfy any legal requirement of a competent government body, provided that, promptly upon receiving any such request, the Receiving Party, to the extent it may legally do so, gives notice to the Disclosing Party of the Confidential Information to be disclosed and the identity of the third party requiring such disclosure prior to the making such disclosure in order that the Disclosing Party may interpose an objection to such disclosure, take action to assure confidential handling of the Confidential Information, or take such other action as it deems appropriate to protect the Confidential Information. The Receiving Party shall use commercially reasonable efforts to cooperate with the Disclosing Party in its efforts to seek a protective order or other appropriate remedy or, in the event such protective order or other remedy is not obtained, to obtain assurance that confidential treatment will be accorded such Confidential Information. The Disclosing Party shall reimburse the Receiving Party for costs reasonably incurred by the Receiving Party in providing cooperation requested by the Disclosing Party if and to the extent the focus of the proceeding giving rise to such disclosure requirement is the Disclosing Party, not the Receiving Party; provided that the Receiving Party notifies Disclosing Party in advance of such costs, obtains Disclosing Party’s approval prior to incurring such costs, and uses commercially reasonable efforts to minimize such costs; and provided further that the disclosure requirement is not triggered by the Receiving Party’s breach of its obligations under this Agreement.

(v)	Unless expressly permitted by this Agreement, neither Party shall (A) make any use or copies of the Confidential Information of the other Party except as expressly contemplated by this Agreement, (B) possess or acquire any right in or assert any lien against the Confidential Information of the other Party, (C) sell, assign, transfer, lease, encumber, or otherwise dispose of or disclose the Confidential Information of the other Party to third parties or commercially exploit, or permit a third party to commercially exploit, such Confidential Information, or (D) refuse for any reason (including a default or material breach of this Agreement by the other Party) to promptly provide the other Party’s Confidential Information (including any copies thereof) to the other Party if requested to do so.

(vi)	Notwithstanding the foregoing, New Century may disclose Confidential Information relating to the financial or operational terms of this Agreement and/or Supplier’s performance hereunder (e.g., applicable Service Levels and measurements of Supplier’s performance with respect to such Service Levels) in connection with a benchmarking under Section 11.10. In addition, New Century may disclose Confidential Information relating to descriptions of the Services provided by Supplier, the applicable Service Levels and/or measurements of Supplier’s performance with respect to such Service Levels in connection with the solicitation of proposals for or the procurement of the same or similar services from prospective New Century Third Party Contractors; provided, however, New Century may not divulge Supplier’s pricing for the Services in connection with any such solicitation or procurement.

(vii)	Each Party shall take reasonable and appropriate steps to cause its employees to comply with these confidentiality provisions.

(c)	Exclusions. Notwithstanding the above, Section 13.1(b) shall not apply to any particular information which the Receiving Party can demonstrate (i) is, at the time of disclosure to it, generally available to the public other than through a breach of the Receiving Party’s or, to the Receiving Party’s knowledge, through a breach of a third party’s confidentiality obligations; (ii) after disclosure to it, is published by the Disclosing Party or otherwise becomes generally available to the public other than through a breach of the Receiving Party’s or, to the Receiving Party’s knowledge, through a breach of a third party’s confidentiality obligations; (iii) was lawfully in the possession of the Receiving Party immediately prior to the time of disclosure to it; (iv) is received from a third party having a lawful right to disclose such information; or (v) is independently developed by the Receiving Party without reference to the Disclosing Party’s Confidential Information.

(d)	Loss of Confidential Information. Each Party shall (i) immediately notify the other Party of any possession, use, knowledge, disclosure, or loss of such other Party’s Confidential Information in contravention of this Agreement of which such Party becomes aware, (ii) promptly furnish to the other Party all known details and assist such other Party in investigating and/or preventing the reoccurrence of such possession, use, knowledge, disclosure, or loss, (iii) cooperate with the other Party in any investigation or litigation deemed necessary by such other Party in connection with such possession, use, knowledge, disclosure, or loss, and (iv) promptly use commercially reasonable efforts to prevent further possession, use, knowledge, disclosure, or loss of Confidential Information in contravention of this Agreement. Each Party shall bear any costs it incurs in complying with its obligations under Subparts (i) and (ii) above. In addition, to the extent such possession, use, knowledge, disclosure, or loss is attributable to the failure of a Party or its personnel to comply with such Party’s obligations under this Agreement, such Party shall bear any costs it incurs in complying with Subparts (iii) and (iv). To the extent such possession, use, knowledge, disclosure, or loss is attributable to any other reason, the Party whose Confidential Information is the subject of such activity shall reimburse the other Party for any Out-of-Pocket Expenses reasonably incurred by the other Party in complying with Subparts (iii) and (iv).

(e)	No Implied Rights. Nothing contained in this Section 13.1 shall be construed as obligating a Party to disclose its Confidential Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to any Confidential Information of the other Party.

(f)	Return or Destruction of Confidential Information. Each Party shall securely store the other Party’s Confidential Information as further specified in this Article 13 until such Confidential Information is returned or destroyed as described in this Section. Except as provided below with respect to Contract Records or as otherwise specified herein, each Party shall destroy all documentation in any medium that contains or refers to the other Party’s Confidential Information (or the portion of such Confidential Information specified by the other Party) or shall return such documentation to the other Party or its designee, in the format and on the media maintained by Supplier or specified in this Agreement (or in a format and on media requested by New Century at New Century’s expense, provided Supplier notifies New Century of such expense, and New Century approves such expense in advance), (i) within thirty (30) days of the expiration or termination of this Agreement and completion of each Party’s obligations hereunder, including, with respect to Supplier, all periods of Termination Assistance Services requested by New Century, and (ii) with respect to New Century Confidential Information, at any time New Century requests such Confidential Information or, with respect to particular Confidential Information, within thirty (30) days of the date that such Confidential Information is no longer required by Supplier to perform its obligations under this Agreement. Such documentation shall include all copies of a Party’s Confidential Information in the other Party’s possession or under the other Party’s control. The Party returning or destroying the other Party’s Confidential Information shall deliver to the other Party written certification of its compliance with this paragraph signed by an authorized representative of such Party.

Notwithstanding the foregoing, either Party may retain one copy of the other Party’s Confidential Information in its legal department as and to the extent required to comply with applicable Laws or enforce its rights under this Agreement; provided that such Confidential Information shall be returned or destroyed in accordance with this provision upon the expiration of the period specified in the applicable Law, the expiration of the applicable statute of limitations and the final resolution of any pending dispute.

Subject to the preceding paragraph, Contract Records shall be retained by Supplier for the Audit Period specified in Section 9.10(a) unless and to the extent Supplier is directed by New Century to deliver such Contract Records to New Century prior to the expiration of such Audit Period.

In no event shall a party withhold any Confidential Information of the other party as a means of resolving any dispute.

13.2	New Century Data.

Nothing in this Section 13.2 is intended to limit the obligations of Supplier under Sections 13.1 and 13.3 of this Agreement with respect to the Confidential Information addressed in such Sections. To the extent that the provisions of Section 13.1 pertaining to New Century Data conflict with the provisions of this Section 13.2, the provisions of Section 13.2 shall control over the provisions of Section 13.1. To the extent that the provisions of Section 13.3 pertaining to Personal Data conflict with the provisions of this Section 13.2, the provisions of Section 13.3 shall control over the provisions of Section 13.2.

(a)	Ownership of New Century Data. New Century Data shall be and remain, as between the Parties, the property of New Century and/or the relevant Eligible Recipient regardless of whether Supplier or New Century is in possession of the New Century Data. Supplier shall not possess or assert any lien or other right against or to New Century Data although Supplier may use such New Century Data in the performance of the Services under this Agreement and as otherwise permitted by this Agreement. Supplier shall not sell, assign, lease, or encumber New Century Data. Supplier shall not disclose to or allow access by third parties to New Century Data, unless expressly provided for in this Agreement, including in Section 13.1(b)(iii). Supplier shall not commercially exploit, or permit a third party to commercially exploit, New Century Data on behalf of Supplier or any other person or entity.

New Century Data shall be made available to New Century, upon its request, in the form and format reasonably requested by New Century.

(b)	Safeguarding of New Century Data.

(i)	Supplier shall develop and maintain a comprehensive data security program, which shall include reasonable and appropriate technical, organizational and security measures against the destruction, loss, unauthorized access or alteration of New Century Data in the possession of Supplier or its Subcontractors or Affiliates, and which shall be no less rigorous than (i) those maintained by Supplier for its own information of a similar nature, and (ii) the accepted practices of top tier providers of human resources, payroll, procurement, accounts payable and other in-scope business process outsourcing services. Supplier shall be responsible to ensure that Subcontractors access and use the New Century Data in compliance with this Agreement.

The data security program, including associated technical, organizational and security measures shall comply in all material respects with the following:

(A)	Subject to Section 15.10, all applicable Laws;

(B)	New Century Standards, including information technology, record retention, security, privacy standards maintained in effect by New Century; and

(C)	ISO 17799 as it may be modified or replaced from time to time, subject to the Change Control Procedures.

The content and implementation of data security program and associated technical, organizational and security measures shall be fully documented in writing by Supplier. Supplier shall permit New Century to review such documentation and/or to inspect Supplier’s compliance with such program in accordance with Section 9.10.

(ii)	Under no circumstances shall Supplier make any changes to the data security program that would materially weaken any technical, organizational or security measures in place to safeguard New Century Data, or result in Supplier’s failure to meet any of the minimum standards set forth above without New Century’s prior approval. Under no circumstances shall Supplier or Supplier Personnel attempt to access or allow access to New Century Data that is not required for the performance of Supplier’s obligations or otherwise permitted under this Agreement.

(iii)	Supplier shall periodically inform New Century of the evolution of industry practices, procedures and safeguards for data security pertaining to the Services.

(iv)	New Century shall have the right to establish backup security for any New Century Data and to keep backup and files for such New Century Data in its possession if it chooses. Supplier shall provide New Century with downloads of New Century Data, as requested by New Century and at New Century’s expense, to enable New Century to maintain such backup copies (provided Supplier notifies New Century of such expense in advance, obtains New Century’s approval prior to incurring such expense, and uses commercially reasonable efforts to minimize such expense to the extent possible).

(v)	In the event Supplier discovers or is notified of a breach or potential breach (of a volume or nature that a reasonable person would believe posed a material risk) of security relating to New Century Data in the possession or control of Supplier or its Subcontractors or Affiliates, Supplier shall, in addition to its obligations pursuant to Sections 6.1(d), expeditiously (i) notify New Century of such breach or potential breach, (ii) investigate (with New Century’s participation if so desired by New Century) such breach or potential breach and perform a risk assessment, Root Cause Analysis and corrective action plan thereon, (iii) provide a written report to New Century of such risk assessment, Root Cause Analysis and action plan, (iv) remediate such breach or potential breach of security to the extent within Supplier’s or its Subcontractor’s or Affiliate’s areas of control, (iv) take commercially reasonable actions to prevent the recurrence of such breach or potential breach of security, and (v) to the extent such breach or potential breach is within Supplier’s or its Subcontractor’s or Affiliate’s areas of control, provide New Century with reasonable assurances that such breach or potential breach will not recur.

(vi)	To the extent Supplier removes New Century Data from any media under Supplier’s control that is taken out of service, Supplier shall destroy or securely erase such media in accordance with the Policy and Procedures Manual. Under no circumstances shall Supplier use or re-use media on which New Century Data has been stored to deliver data to a third party (including another Supplier customer but excluding a Subcontractor or Supplier Affiliate) unless such New Century Data has been securely erased in accordance with the Policy and Procedures Manual.

(vii)	To the extent Supplier has access to cardholder payment card information including acct #, expiration date and 3 digit code on systems that the Supplier controls, Supplier shall comply, as set forth in the Policy and Procedures Manual, with the Payment Card Industry (“PCI”) security standards dated June 30, 2005, to the extent applicable, and, subject to the Change Control Procedures, any later promulgated changes to such standard.

13.3	Personal Data.

In addition to the provisions of Sections 13.1 and 13.2, the following privacy and data protection provisions shall apply to Personal Data. To the extent any of the provisions of this Article 13 purporting to apply to Personal Data conflict with provisions of this Section 13.3, the provisions of Section 13.3 shall control over such other provisions.

(a)	Supplier shall hold any Personal Data that it receives in confidence and in compliance with (1) Supplier’s obligations under this Agreement, the Exhibits and Attachments hereto and the Policy and Procedures Manual, and (2) the security program described in Section 13.2(b)(i)

(i)	Supplier shall process and store all Personal Data in (1) the United States, (2) the jurisdiction in which the data subject resides (or, in the case of a data subject residing in the European Economic Area (“EEA”), in the EEA) or (3) India and such other jurisdictions set forth in the Policy and Procedures Manual and shall not transfer, process, or maintain New Century Data in any other jurisdiction without the prior consent of New Century.

(ii)	Supplier shall not transfer Personal Data from a country within the European Economic Area to countries deemed by the European Union not to have adequate protection without first ensuring that the standard contractual clauses approved by the European Commission in Commission Decision as the standard contractual clauses for the transfer of personal data to processors in third countries under Directive 95/46/EC, 2002 O.J. L6/52 are in place between the New Century Affiliate that is the Data Exporter and the Data Importer.

(iii)	Supplier shall maintain technical, organizational and security measures to protect the confidentiality of Personal Data processed in the EU consistent with the security program developed pursuant to Section 13.2(b)(i) and this Section 13.3.

(iv)	The Parties acknowledge that, for purposes of the European Data Protection Legislation, Supplier will act as a Data Processor in relation to all Personal Data it accesses under this Agreement, that New Century is the Data Controller with respect to such Personal Data, and that Supplier will only act in accordance with New Century’s reasonable instructions in relation to such Personal Data. New Century hereby authorizes Supplier to process Personal Data in accordance with this Agreement.

(b)	Supplier agrees that Supplier and Supplier Personnel will not use any Personal Data for any purpose other than the fulfillment of the terms and conditions of this Agreement. Supplier as well as its employees, agents and Subcontractors shall not process or disseminate Personal Data to any third party or transfer Personal Data without the approval of New Century unless expressly provided for in this Agreement. Supplier shall take appropriate action to cause:

(i)	Any Supplier Personnel who have access to Personal Data pursuant to this Agreement to be advised of, and comply with, the terms and conditions of this Section 13.3; and

(ii)	Any Supplier Personnel who have access to Personal Data to be trained regarding their handling of such Personal Data.

Supplier shall be responsible for any failure of Supplier Personnel to comply with the terms and conditions regarding Personal Data set forth in this Section 13.3.

(c)	When interfacing with New Century or the applicable Eligible Recipient regarding Personal Data, Supplier shall only disclose or transmit Personal Data to those New Century or Eligible Recipient employees and New Century Third Party Contractors authorized by the New Century Project Executive or his or her designee or identified in the Policy and Procedures Manual.

(d)	Reserved.

(e)	Reserved.

(f)	Reserved.

(g)	New Century shall notify Supplier of any:

(i)	Limitation in any privacy notice used by New Century to the extent that such limitation may affect Supplier’s use or disclosure of Personal Data; and

(ii)	Restriction on the use or disclosure of Personal Data to which New Century agreed to the extent that such restriction may affect Supplier’s use or disclosure of such Personal Data.

Supplier agrees to promptly implement any such limitation or restriction as directed by New Century.

(h)	If Supplier has knowledge of any unauthorized disclosure of or access to Personal Data in the possession or control of Supplier or its Subcontractors or Affiliates, Supplier shall:

(i) Expeditiously report such unauthorized disclosure or access to New Century,

(ii)	Mitigate, to the extent practicable, any harmful effect of such disclosure or access that is known to Supplier or its agents, and

(iii)	Cooperate with New Century in providing any notices regarding impermissible disclosures caused by such disclosure or access which New Century deems appropriate. Such cooperation shall be provided as a Project, in accordance with Section 4.5 and Section 10 of Exhibit 4, unless and to the extent such access or disclosure is attributable to the failure of Supplier or Supplier Personnel to comply with Supplier’s obligations under this Agreement.

To the extent such unauthorized disclosure or access is attributable to a breach by Supplier or Supplier Personnel of Supplier’s obligations under this Agreement with respect to Personal Data, Supplier shall bear (A) the costs incurred by Supplier in complying with its legal obligations relating to such breach, and (B) in addition to any other damages for which Supplier may be liable for under this Agreement, the following costs incurred by New Century or the Eligible Recipient in complying with their legal obligations relating to such breach, including to the extent applicable, (1) the cost of providing notice to affected individuals, (2) the cost of providing notice to government agencies, credit bureaus, and/or other required entities, (3) the cost of providing affected individuals with credit monitoring services for a specific period not to exceed twelve (12) months, to the extent the disclosure of the affected individual’s Personal Data could lead to a compromise of the data subject’s credit or credit standing, (4) call center support for such affected individuals for a specific period not to exceed thirty (30) days, and (5) the cost of any other measures required under applicable Law.

(i)	Reserved.

(j)	As reasonably requested by New Century, Supplier shall de-identify or summarize all or any specified PHI in the format and on the media prescribed by New Century and promptly deliver such Data to New Century or a designated New Century Third Party Contractor. Unless otherwise agreed, activities undertaken by Supplier in response to such a request shall be treated as a Project, in accordance with Section 4.5 and Section 10 of Exhibit 4.

(k)	With respect to Personal Medical Data constituting “protected health information” (“PHI”), as such term is defined by the HIPAA Privacy Rule, to the extent Supplier is serving as a Business Associate or a subcontractor to a Business Associate or is otherwise deemed to be a Business Associate under HIPAA, Supplier shall:

(i)	Subject to Section 15.10, implement the technical, organizational and security measures, including administrative, physical and technical safeguards in the security program described in Section 13.2(b)(i) to protect the confidentiality, integrity and availability of Personal Medical Data constituting electronic PHI (“ePHI”) created, received, maintained or transmitted by Supplier or Supplier Personnel. Supplier shall cause any Subcontractors or Supplier Personnel who have access to ePHI to agree in writing to protect the confidentiality, integrity and availability of ePHI as required by the HIPAA Security Rule.

Supplier shall expeditiously report to New Century any successful unauthorized access, use, disclosure, modification, or destruction of ePHI or interference with system operations in an information system containing PHI of which Supplier becomes aware. Supplier also shall report the aggregate number of unsuccessful, unauthorized attempts to access, use, disclose, modify or destroy ePHI or interfere with systems operations in an information system under Supplier’s control containing PHI, of which Supplier becomes aware, provided that:

A.	such reports will be provided only as frequently as the Parties mutually agree, but no more than once per calendar quarter, and

B.	if the HIPAA Security Rule is amended to remove the requirement for reporting “unsuccessful” attempts to use, disclose, modify or destroy ePHI from the definition of “Security Incident,” this paragraph shall no longer apply as of the effective date of such amendment. For purposes of this provision, Security Incident shall have the meaning given in HIPAA Security Regulations, 45 CFR Part 164, as such regulations may be amended from time to time, and

C.	this provision shall not require the reporting of “pings” or similar request-response utilities used to determine whether a specific Internet Protocol (IP) address, or host, exists or is accessible.

(ii)	Subject to Section 15.10, at New Century’s request, Supplier shall provide access to PHI contained in a “designated record set” (as such term is defined by the HIPAA Privacy Rule) of a person currently or formerly covered by a Plan to New Century or the person currently or formerly covered by the Plan who is requesting such Data. Supplier also shall amend PHI in its possession as directed by New Century. Subject to Section 15.10, such access and amendment shall be provided at a time and in a format permitted by the HIPAA Privacy Rule.

(iii)	Subject to Section 15.10, Supplier shall document all disclosures by Supplier or Supplier Personnel of PHI to provide a person currently or formerly covered by the Plan with an accounting of disclosures as required by the HIPAA Privacy Rule. Supplier shall, upon New Century’s request, provide such an accounting to New Century or the person currently or formerly covered by the Plan requesting such Data at a time and in a format permitted by the HIPAA Privacy Rule as specified by New Century.

(iv)	Without limiting New Century’s obligations under Section 15.10, New Century shall notify Supplier of any (A) limitations in the Plan’s privacy notice to the extent that such limitation may affect Supplier’s use or disclosure of PHI; (B) changes in, or revocation of, permission by a person currently or formerly covered by the Plan to use or disclose PHI to the extent that such change may affect Supplier’s use or disclosure of the Data; and (C) restriction to the use or disclosure of PHI to which the Plan agreed to the extent that such restriction may affect Supplier’s use or disclosure of the Data. Supplier agrees to implement such limitation, change or restriction as required by HIPAA regarding PHI, in accordance with Section 15.10.

(v)	In addition to permitting audits by New Century as described above, Supplier shall make available to the Secretary of the U.S. Department of Health and Human Services, upon request, its internal practices, books and records relating to the use and disclosure of PHI received from, or created or received by Supplier on behalf of, a Plan, for purposes of determining the Plan’s compliance with the HIPAA Privacy Rule. If the Secretary contacts the Supplier directly regarding the availability of such practices, books and records for such purposes, Supplier shall provide New Century with written notice of such contact from the Secretary as soon as possible.

(vi)	The following terms, when used in the Agreement or any Exhibit to the Agreement, shall have the meanings specified below: (A) “Business Associate” shall have such meaning as set forth in the HIPAA Privacy Rule; (B) “Covered Entity” shall have such meaning as set forth in the HIPAA Privacy Rule; (C) electronic PHI shall have such meaning as set forth in the HIPAA Security Rule; (D) “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as may be amended from time to time; (E) “HIPAA Privacy Rule” means the HIPAA privacy regulations, codified at 45 C.F.R. Part 160 and Part 164, Subparts A and E; (F) “HIPAA Security Rule” means the HIPAA security regulations, codified at 45 C.F.R. Part 160 and Part 164, Subparts A and C; and (G) “Protected Health Information” shall have such meaning as set forth in the HIPAA Privacy Rule.

13.4	File Access.

New Century shall have ready, secure access to, and the right to review and retain a copy of, all New Century Confidential Information in the possession or control of Supplier or its Affiliates and Subcontractors. Such access shall be provided to New Century by the means and in the format specified in the Agreement and/or reasonably requested by New Century. At no time shall New Century’s Confidential Information be stored or held by Supplier in a form or manner not readily accessible to New Century in this manner.

13.5	New Century Data — Correction and Restoration.

(a)	Corrections. The correction of any errors or inaccuracies in or with respect to New Century Data shall be performed by the Party that has operational responsibility for inputting such New Century Data into the applicable System. To the extent (i) Supplier is operationally responsible for inputting such data, -or, (ii) such errors or inaccuracies are attributable to the failure of Supplier or Supplier Personnel to comply with Supplier’s obligations under this Agreement, Supplier shall bear the cost of correcting such errors or inaccuracies. In all other circumstances, New Century shall bear the costs of correcting such errors or inaccuracies.

(b)	Re-running of Corrected Data. If the correction of errors or inaccuracies as described above necessitates the re-running of corrected New Century Data and thereby results in the usage of additional Resource Units, New Century shall pay the applicable Resource Unit charge set forth in Exhibit 4, unless the underlying errors or inaccuracies are attributable to the failure of Supplier or Supplier Personnel to comply with Supplier’s obligations under this Agreement (including the failure of Supplier or Supplier Personnel to adhere to applicable processes and controls that, if adhered to, would have enabled Supplier or Supplier Personnel to identify and timely correct such errors or inaccuracies, even if caused by New Century), in which case Supplier shall be financially responsible for any additional Resource Units usage resulting from the re-running of corrected data.

(c)	Restoration of Data. The restoration of any destroyed, lost or altered New Century Data shall be performed by the Party that has operational responsibility for maintaining the System on which such New Century Data resides and for creating and maintaining backup copies of such New Century Data. To the extent (i) Supplier is operationally responsible for performing such restoration or (ii) such destruction, loss or alteration is attributable to the failure of Supplier or Supplier Personnel to comply with Supplier’s obligations under this Agreement, Supplier shall bear the cost of restoring such data (provided that, if Supplier has complied with its obligation to create and maintain backup copies of New Century Data, its obligation to restore data shall be limited to data restoration from available backup copies and/or using generally accepted data restoration techniques).

13.6	Survival.

Supplier’s obligations under this Article with respect to Personal Data shall survive the expiration or termination of this Agreement and shall be perpetual. The Parties’ obligations under this Article with respect to all other Confidential Information shall survive the expiration or termination of this Agreement for a period of five (5) years from the later of (i) the expiration or termination of this Agreement (including all periods of Termination Assistance Services), or (ii) the return or destruction of Confidential Information in accordance with Sections 13.1 (but not including accounting information pertaining to this Agreement that Supplier is required to maintain pursuant to applicable Laws); provided, however, that the passage of this five (5) year period shall not absolve either Party of responsibility for any breach of this Article 13 occurring prior to the expiration of such five (5) year period.

14.	OWNERSHIP OF MATERIALS

14.1	New Century Owned and Licensed Materials.

(a)	Ownership of New Century Owned Materials. For purposes of this Agreement, New Century shall be the sole and exclusive owner of (i) all intellectual property, Software and other Materials owned by New Century or the Eligible Recipients as of the Effective Date, including New Century Owned Software and other Materials owned by New Century and the Eligible Recipients, (ii) all enhancements and Derivative Works of such intellectual property, Software and Materials, including all United States and foreign patent, copyright and other intellectual property rights in such Materials, and (iii) certain Developed Materials, as provided in Section 14.2 (collectively, “New Century Owned Materials”).

(b)	License to New Century Owned Materials. As of the Commencement Date, New Century hereby grants Supplier and, to the extent necessary for Supplier to provide the Services, to Subcontractors designated by Supplier that sign a written agreement to be bound by terms comparable to the terms contained herein applicable to such Materials (such agreement shall be agreed to by the Parties and shall include the terms specified in this Section as well as those pertaining to the ownership of such Materials and any Derivative Works developed by the Parties, the scope and term of the license, the restrictions on the use of such Materials, the obligations of confidentiality, etc.) a non-exclusive, non-transferable, royalty-free limited right and license during the Term (and thereafter to the extent necessary to perform any Termination Assistance Services requested by New Century) to access, use, execute, reproduce, display, perform, modify and distribute the New Century Owned Materials for the express and sole purpose of providing the Services. New Century shall remain financially and administratively responsible for the maintenance of the New Century Owned Software. Supplier and its Subcontractors shall have no right to the source code to such New Century Owned Materials unless and to the extent approved in advance by New Century. New Century Owned Materials shall remain the property of New Century. Supplier and its Subcontractors shall not (i) use any New Century Owned Materials for the benefit of any person or Entity other than New Century or the Eligible Recipients, (ii) separate or uncouple any portions of the New Century Owned Materials, in whole or in part, from any other portions thereof, or (iii) reverse assemble, reverse engineer, translate, disassemble, decompile or otherwise attempt to create or discover any source or human readable code, underlying algorithms, ideas, file formats or programming interfaces of the New Century Owned Materials by any means whatsoever, without the prior approval of New Century, which may be withheld at New Century’s sole discretion. Except as otherwise requested or approved by New Century, Supplier and its Subcontractors shall cease all use of New Century Owned Materials upon the end of the Term and the completion of any Termination Assistance Services requested by New Century pursuant to Section 4.3(b)(1) or 4.3(b)(8) and shall certify such cessation to New Century in a notice signed by an officer of Supplier and each applicable Subcontractor. THE NEW CENTURY OWNED MATERIALS ARE PROVIDED BY NEW CENTURY TO SUPPLIER AND ITS SUBCONTRACTORS ON AN AS-IS, WHERE-IS BASIS. NEW CENTURY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AS TO SUCH NEW CENTURY OWNED MATERIALS, OR THE CONDITION OR SUITABILITY OF SUCH MATERIALS FOR USE BY SUPPLIER OR ITS SUBCONTRACTORS TO PROVIDE THE SERVICES, INCLUDING WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

(c)	License to New Century Third Party Materials. Subject to Supplier having obtained any Required Consents, New Century hereby grants to Supplier, for the sole purpose of performing the Services and solely to the extent of New Century’s underlying rights, the same rights of access and use as New Century possesses under the applicable software licenses with respect to New Century licensed Third Party Materials. New Century also hereby grants such rights to Subcontractors designated by Supplier if and to the extent necessary for Supplier to provide the Services; provided that, Supplier shall pay all incremental fees, costs and expenses associated with the granting of such rights to such Subcontractors. Supplier and its Subcontractors shall comply with the duties, including use restrictions and nondisclosure obligations, imposed on New Century by such licenses (provided that Supplier has received copies of such licenses or has otherwise been notified of such duties, obligations and restrictions). In addition, each Subcontractor shall sign a written agreement to be bound by terms comparable to the terms contained herein applicable to such Materials (such agreement shall be agreed to by the Parties and shall include the terms specified in this Section as well as those pertaining to the ownership of such Materials and any Derivative Works developed by the Parties, the scope and term of the license, the restrictions on the use of such Materials, and the obligations of confidentiality, etc.). Except as otherwise requested or approved by New Century (or the relevant licensor), Supplier and its Subcontractors shall cease all use of such Third Party Materials upon the end of the Term and the completion of any Termination Assistance Services requested by New Century pursuant to Section 4.3(b)(8). THE NEW CENTURY LICENSED THIRD PARTY MATERIALS ARE PROVIDED BY NEW CENTURY TO SUPPLIER AND ITS SUBCONTRACTORS ON AN AS-IS, WHERE-IS BASIS. NEW CENTURY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES, EXPRESSED OR IMPLIED, AS TO SUCH NEW CENTURY LICENSED THIRD PARTY MATERIALS, OR THE CONDITION OR SUITABILITY OF SUCH MATERIALS FOR USE BY SUPPLIER OR ITS SUBCONTRACTORS TO PROVIDE THE SERVICES, INCLUDING WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

14.2	Developed Materials.

(a)	New Century Ownership of Derivative Works of New Century Owned Materials. Unless the Parties agree otherwise, New Century shall be the sole and exclusive owner of all Developed Materials that are Derivative Works of New Century Owned Materials, including all United States and foreign patent, copyright and other intellectual property rights in such Materials. Such Developed Materials shall be considered works made for hire (as that term is used in Section 101 of the United States Copyright Act, 17 U.S.C. § 101, or in analogous provisions of other applicable Laws) owned by New Century. If any such Developed Materials may not be considered a work made for hire under applicable Law, Supplier hereby irrevocably assigns, and shall assign, to New Century without further consideration, all of Supplier’s right, title and interest in and to such Developed Materials, including United States and foreign patent, copyright and other intellectual property rights. Supplier acknowledges that New Century and the successors and assigns of New Century shall have the right to obtain and hold in their own name any patent, copyright and other intellectual property rights in and to such Developed Materials. Supplier agrees to execute any documents and take any other actions reasonably requested by New Century, and at New Century’s expense, to effectuate the purposes of this Section 14.2(a). New Century hereby grants Supplier certain license and other rights with respect to such Developed Materials, as described in Section 14.1(b). New Century may, in its sole discretion and upon such terms and at such financial arrangement as New Century and Supplier may agree, grant Supplier a license to use such Developed Materials for other purposes and to sublicense such Developed Materials.

(b)	New Century Ownership of New Century–Specific Developed Materials. Except as provided in Sections 14.2(d) and (e) or otherwise agreed by the Parties, New Century shall be the sole and exclusive owner of the United States and foreign copyrights in all Developed Materials that are (i) created in accordance with the customized requirements of New Century or the Eligible Recipients, (ii) usable only by New Century or the Eligible Recipients or in conjunction with New Century Owned Materials, (iii) specific to the businesses of New Century or the Eligible Recipients, or (iv) Deliverables (subparts (i) through (iv), collectively, “New Century–Specific Developed Materials”). For purposes of this provision, Deliverables shall mean Developed Materials (i) required to be delivered to New Century or the Eligible Recipients pursuant to this Agreement and specific to New Century or the Eligible Recipients, or (ii) developed at the specific request of or paid for by New Century. Such New Century–Specific Developed Materials shall be considered works made for hire (as that term is used in Section 101 of the United States Copyright Act, 17 U.S.C. § 101, or in analogous provisions of other applicable Laws) owned by New Century. If any such New Century–Specific Developed Materials may not be considered a work made for hire under applicable Law, Supplier hereby irrevocably assigns, and shall assign, to New Century without further consideration, all of Supplier’s right, title and interest in and to such Developed Materials. Supplier acknowledges that New Century and the successors and assigns of New Century shall have the right to obtain and hold in their own name any patent, copyright and other intellectual property rights in and to such New Century–Specific Developed Materials. Supplier agrees to execute any documents and take any other actions reasonably requested by New Century, and at New Century’s expense, to effectuate the purposes of this Section 14.2(a). New Century hereby grants Supplier certain license and other rights with respect to such New Century–Specific Developed Materials, as described in Section 14.1(b). The Parties shall maintain a list of New Century–Specific Developed Materials categorized as Software in Exhibit 11. New Century may, in its sole discretion and upon such terms and at such financial arrangement as New Century and Supplier may agree, grant Supplier a license to use the portion of such Developed Materials comprising copyrightable works for other purposes and to sublicense such Developed Materials. In addition, in connection with the approval of a Project for the development of Software that would otherwise be treated as a New Century–Specific Developed Material, the Parties may agree to the ownership of such Developed Material by Supplier, subject to financial and other terms and arrangements agreed upon by the Parties.

Notwithstanding the foregoing, the Parties acknowledge and agree that any idea, design, concept, technique, invention, discovery or improvement constituting patentable subject matter and first conceived of and reduced to practice in the course of creating New Century–Specific Developed Materials pursuant to this Section 14.2(b) may be freely used by either Party, and that any patent rights in such New Century–Specific Developed Materials shall be jointly owned by New Century and Supplier, in all cases without the requirement of either Party to account to the other Party.

(c)	Source Code and Documentation. Supplier shall, promptly as it is developed by Supplier, provide New Century with the source code, if any, and object code and documentation for all New Century owned Developed Materials, as described in Sections 14.2(a) and (b). Such source code and technical documentation shall be sufficient to allow a reasonably knowledgeable and experienced programmer to maintain and support such Materials; and the user documentation for such Materials shall accurately describe in terms understandable by a typical Authorized User the functions and features of such Materials and the procedures for exercising such functions and features.

(d)	Supplier Owned Developed Materials. Notwithstanding Sections 14.2(a) and (b), unless the Parties agree otherwise, Supplier shall be the sole and exclusive owner of all Developed Materials that are Derivative Works of Supplier Owned Materials (as defined in Section 14.3(a)), including all United States and foreign patent, copyright and other intellectual property rights in such Materials. In addition, except as provided in Sections 14.2(b) and (e) or otherwise agreed by the Parties, Supplier shall be the sole and exclusive owner of all other Developed Materials that are not Derivative Works of New Century Owned Materials, including all United States and foreign patent, copyright and other intellectual property rights in such Materials. If the ownership of such Developed Materials does not automatically vest in Supplier, New Century hereby irrevocably assigns, and shall assign, to Supplier without further consideration, all of New Century’s right, title and interest in and to such Developed Materials. New Century acknowledges that Supplier and the successors and assigns of Supplier shall have the right to obtain and hold in their own name any intellectual property rights in and to such Supplier owned Developed Materials. New Century agrees to execute any documents and take any other actions reasonably requested by Supplier, and at Supplier’s expense to effectuate the purposes of this Section 14.2(d). Supplier hereby grants New Century and the Eligible Recipients certain license and other rights with respect to such Developed Materials, as described in Sections 14.3(b) and 14.6.

(e)	Third Party Materials. The ownership of Derivative Works of Third Party Materials created in connection with the Services shall, as between Supplier and New Century, be considered Developed Materials owned by the Party that is the licensee of such Third Party Materials. For purposes of the foregoing, Supplier shall be deemed the licensee of Third Party Materials licensed by its Subcontractors or Affiliates and New Century shall be deemed the licensee of Third Party Materials licensed by New Century Affiliates or the Eligible Recipients. Each Party acknowledges and agrees that its ownership of such Derivative Works may be subject to or limited by the terms of the underlying agreement with the owner of the underlying Third Party Materials; provided that, if a Derivative Work is to be made of Third Party Materials provided by Supplier, Supplier shall notify New Century in advance and obtain New Century’s consent prior to proceeding with such Derivative Work if the terms of any such agreement will preclude or limit, as applicable, New Century’s license rights in and to such Derivative Work as contemplated in Sections 14.3 and 14.6.

(f)	Disclosure by Supplier of Developed Materials. Supplier shall promptly disclose in writing to New Century each Developed Material that is developed in connection with the Services. With respect to each disclosure, Supplier shall indicate the features or concepts that it believes to be new or different.

14.3	Supplier Owned and Licensed Materials.

(a)	Ownership of Supplier Owned Materials. For purposes of this Agreement, Supplier shall be the sole and exclusive owner of the (i) intellectual property, Software and Materials lawfully owned by Supplier or its Affiliates or Subcontractors prior to the Effective Date, (ii) intellectual property, Software and Materials acquired by Supplier or its Affiliates or Subcontractors on or after the Effective Date, other than acquisitions of Materials from Third Parties specifically for transfer to New Century or an Eligible Recipient in connection with the performance of the Services, (iii) Developed Materials created by or for Supplier or its Affiliates or Subcontractors as and to the extent provided in Sections 14.2(d) and (e), (iv) Materials developed by or on behalf of Supplier or its Affiliates or Subcontractors other than in the course of the performance of its obligations under this Agreement or as otherwise provided in Article 14, including all United States and foreign patent, copyright and other intellectual property rights in such Materials described in clauses (i) through (iv) of this paragraph (“Supplier Owned Materials”).

(b)	License to Supplier Owned Materials. As of the Commencement Date, Supplier hereby grants to New Century and the Eligible Recipients, at no additional charge, a world-wide non-exclusive, royalty-free limited right and license, with the right to grant sublicenses, to access, use, execute, reproduce, display, perform, modify, enhance, distribute internally and create Derivative Works of the Supplier Owned Materials (including all modifications, replacements, Upgrades, enhancements, methodologies, tools, documentation, materials and media related thereto, but excluding Supplier Owned Materials identified on Exhibit 27) during the Term and any Termination Assistance Services period, solely for the benefit and use of New Century, the Eligible Recipients and their respective Affiliates, to (i) receive the full benefit of the Services provided by Supplier, (ii) perform or have performed human resources, payroll, procurement, accounts payable and other in-scope services for their internal business purposes,, (iii) monitor, access, interface with or use the Materials and Software then being used by Supplier and (iv) perform or have performed ancillary services and functions for their internal business purposes, including related information technology services and functions ((i)-(iv) collectively, “Internal Business Purposes”); provided that, to the extent a third party uses the Supplier Owned Materials on behalf of or for the benefit of New Century, such third party shall sign a written agreement to be bound by terms comparable to the terms contained herein applicable to such Materials (such agreement shall be agreed to by the Parties and shall include the terms specified in this Section as well as those pertaining to the ownership of such Materials and any Derivative Works developed by the Parties, the scope and term of the license, the restrictions on the use of such Materials, and the obligations of confidentiality, etc.). New Century shall have no rights to the source code to such Supplier Owned Materials unless and to the extent approved in advance, in writing, by Supplier. New Century shall not (i) separate or uncouple any portions of the Supplier Owned Materials, in whole or in part, from any other portions thereof, or (ii) reverse assemble, reverse engineer, translate, disassemble, decompile or otherwise attempt to create or discover any source or human readable code, underlying algorithms, ideas, file formats or programming interfaces of the Supplier Owned Materials by any means whatsoever. Supplier Owned Materials shall remain the property of Supplier. The rights and obligations of New Century and the Eligible Recipients with respect to such Supplier Owned Materials following the expiration or termination of the Agreement or termination of any Service are set forth in Section 14.6.

(c)	Embedded Materials. To the extent that Supplier Owned Materials are embedded in any Developed Materials owned by New Century pursuant to Sections 14.2(a) and (b), Supplier shall not be deemed to have assigned its intellectual property rights in such Supplier Owned Materials to New Century, but Supplier hereby grants to New Century a worldwide, perpetual, irrevocable, non-exclusive, fully paid-up license, with the right to grant sublicenses, to use, execute, reproduce, display, perform, modify, enhance, distribute internally and create Derivative Works of such Supplier Owned Materials (including all modifications, replacements, Upgrades, enhancements, methodologies, tools, documentation, materials and media related thereto) solely for the benefit and use of New Century, the Eligible Recipients and their respective Affiliates for their Internal Business Purposes, so long as such Supplier Owned Materials remain embedded in such Developed Materials and are not separately exploited. With respect to New Century’s access and use of any Supplier Owned Materials, New Century will comply with any applicable use restrictions that are identified in writing to, and acknowledged by, New Century. New Century will establish an access control procedure to limit New Century’s access and use accordingly. Following the expiration or termination of the Term and the termination of the Service(s) for which such Materials were used, Supplier shall, at New Century’s request, provide Upgrades, maintenance, support and other services for such embedded Supplier Owned Materials if and to the extent provided for in Section 14.6(b).

(d)	License to Supplier Third Party Materials. As of the Commencement Date and subject to Supplier having obtained any Required Consents, Supplier hereby grants to New Century and the Eligible Recipients, at no additional charge, a non-exclusive, royalty-free right and license, with the right to grant sublicenses, to access and/or use the Third Party Materials as to which Supplier holds the license or for which Supplier is financially responsible under this Agreement (including all modifications, substitutions, Upgrades, enhancements, methodologies, tools, documentation, materials and media related thereto), during the Term and any Termination Assistance Services period, solely for the benefit and use of New Century, the Eligible Recipients and their respective Affiliates for their Internal Business Purposes; provided that, to the extent a third party uses such Third Party Materials on behalf of or for the benefit of New Century, such third party shall sign a written agreement to be bound by terms comparable to the terms contained herein applicable to such Materials (such agreement shall be agreed to by the Parties and shall include the terms specified in this Section as well as those pertaining to the ownership of such Materials and any Derivative Works developed by the Parties, the scope and term of the license, the restrictions on the use of such Materials, and the obligations of confidentiality, etc.). With respect to New Century’s access and use of any such Third Party Materials, New Century will comply with any applicable use restrictions that are identified in writing to, and acknowledged by, New Century. New Century will establish an access control procedure to limit New Century’s access and use accordingly. The rights and obligations of New Century, the Eligible Recipients and New Century Third Party Contractors with respect to such Supplier licensed Third Party Materials following the expiration or termination of the Agreement or termination of any Service are set forth in Section 14.6.

(e)	Source Code Escrow.

(i)	Supplier Software. At New Century’s request, Supplier shall deposit into escrow with an escrow agent mutually agreed by the Parties (or the current escrow agent, if the Software is already maintained in escrow) the source code and related documentation for Software owned by Supplier or Supplier Affiliates. The escrow release conditions shall be as specified in Exhibit 24.

(ii)	Third Party and Subcontractor Software. Supplier shall cause certain Third Party Software and certain Software owned by Subcontractors that are not Supplier Affiliates, in each case, as identified in Attachment 24-A, to be placed into escrow with Supplier as the beneficiary of such escrow. The Software placed into escrow shall include, at a minimum, the source code for proprietary, customized or uniquely configured Software critical to Supplier’s service delivery solution and/or the performance of Supplier’s obligations under this Agreement.

14.4	Other Materials.

This Agreement shall not confer upon either Party intellectual property rights in Materials of the other Party (to the extent not covered by this Article 14) unless otherwise so provided elsewhere in this Agreement.

14.5	General Rights.

(a)	Copyright Legends. Each Party agrees to reproduce copyright legends which appear on any portion of the Materials which may be owned by the other Party or third parties.

(b)	Residuals. Nothing in this Agreement shall restrict any employee or representative of a Party from using general ideas, concepts, practices, learning or know-how relating to the processing of human resources, payroll, procurement and accounts payable transactions that are retained in the unaided memory of such employee or representative after performing the obligations of such Party under this Agreement, except to the extent that such use infringes upon any patent, copyright or other intellectual property right of a Party or its Affiliates (or, in the case of Supplier, any Eligible Recipient); provided, however, that this Section 14.5(b) shall not (i) be deemed to limit either Party’s obligations under this Agreement with respect to the disclosure or use of Confidential Information, or (ii) operate or be construed as permitting an employee or representative of Supplier to disclose, publish, disseminate or use (a) the source of any Confidential Information of New Century or an Eligible Recipient, (b) any financial, statistical or personnel information of New Century or an Eligible Recipient, or (c) the business plans of New Century or the Eligible Recipients. For avoidance of doubt, an individual’s memory is not considered unaided if the individual has intentionally memorized the Confidential Information for the purpose of retaining and subsequently using or disclosing it or the individual identifies the information as Confidential Information upon recollection. In addition, for avoidance of doubt, the foregoing would not permit Supplier Personnel to use Confidential Information of New Century or an Eligible Recipient (other than ideas, concepts, practices, learning and know-how relating generally to the processing of human resources, payroll, procurement and accounts payable transactions) for any purpose other than the provision of Services under this Agreement.

Except as otherwise provided in this Agreement, this Agreement shall nor operate or be construed to prevent Supplier from acquiring, marketing, developing, distributing, licensing or using for itself or others, services, products or technology that are the same as or similar to those provided to New Century by Supplier pursuant to this Agreement.

(c)	No Implied Licenses. Except as expressly specified in this Agreement, nothing in this Agreement shall be deemed to grant to one Party, by implication, estoppel or otherwise, license rights, ownership rights or any other intellectual property rights in any Materials owned by the other Party or any Affiliate of the other Party (or, in the case of Supplier, any Eligible Recipient).

(d)	Incorporated Materials. Should either Party incorporate into Developed Materials any intellectual property subject to third party patent, copyright or license rights, any ownership or license rights granted herein with respect to such Materials shall be limited by and subject to any such patents, copyrights or license rights; provided that, prior to incorporating any such intellectual property in any Materials, the Party incorporating such intellectual property in the Materials has disclosed this fact and obtained the prior approval of the other Party.

14.6	New Century Rights Upon Expiration or Termination of Agreement.

As part of the Termination Assistance Services, Supplier shall provide the following to New Century, New Century Affiliates and the Eligible Recipients with respect to Materials and Software:

(a)	New Century Owned Materials and Developed Materials. With respect to New Century Owned Materials, Supplier shall, at no cost to New Century:

(i)	deliver to New Century all New Century Owned Materials and all copies thereof in the format and medium in use by Supplier in connection with the Services as of the date of such expiration or termination; and

(ii)	following confirmation by New Century that the copies of the New Century Owned Materials delivered by Supplier are acceptable and the completion by Supplier of any Termination Assistance Services for which such Materials are required, destroy or securely erase all other copies of such Materials then in Supplier’s possession and cease using such Materials and any information contained therein for any purpose.

(b)	Supplier Owned Materials. With respect to Materials owned by Supplier, Supplier Affiliates or (subject to Section 6.4(c)) Subcontractors and used by them to provide the Services:

(i)	Unless New Century has otherwise agreed in advance, Supplier hereby grants to New Century and the Eligible Recipients (or, at New Century’s election, to their designee(s)) a worldwide, perpetual, non-exclusive, non-transferable, irrevocable, fully paid-up license to use, execute, reproduce, display, perform, distribute internally, modify, enhance and create Derivative Works and to permit a third party to use, execute, reproduce, display, perform, distribute internally, modify, enhance and create Derivative Works of such Supplier Owned Materials (excluding those identified in Exhibit 18) solely for the internal benefit or use of New Century, New Century Affiliates and the Eligible Recipients in the performance of human resources, payroll, recruiting, procurement or accounts payable services, as applicable, upon the expiration or termination of the Term (provided that, to the extent a third party uses such Supplier Owned Materials pursuant to this provision, such third party shall sign a written agreement to be bound by terms comparable to the terms contained herein applicable to such Materials (such agreement shall be agreed to by the Parties and shall include the terms specified in this Section as well as those pertaining to the ownership of such Materials and any Derivative Works developed by the Parties, the scope and term of the license, the restrictions on the use of such Materials, and the obligations of confidentiality, etc.);

(ii)	Supplier shall deliver to New Century and the Eligible Recipients (or, at New Century’s election, to their designee(s)) (A) a copy of Supplier Owned Materials and related documentation to which New Century is entitled to use under Section 14.6(b)(i), and (B) the source code and object code for such Supplier Owned Materials to the extent such code is reasonably necessary to permit them to use such Supplier Owned Materials solely as contemplated in Section 14.6.(b)(i) and

(iii)	At New Century’s request, Supplier may, but is not required to, provide to New Century (or, at New Century’s election, to the Eligible Recipients or to their designee(s)), Upgrades, maintenance, support and other services for some or all such Supplier Owned Materials. If Supplier opts to do so, it shall provide such Upgrades, maintenance, support and other services on Supplier’s then-current standard terms and conditions for such services. If Supplier declines to do so, Supplier shall provide to New Century and the Eligible Recipients (or, at New Century’s election, to their designee(s)) the source code and object code for such Supplier Owned Materials, excluding those identified in Exhibit 18.

Unless New Century has otherwise agreed in advance, New Century and the Eligible Recipients (and, to the extent applicable, New Century’s designee(s)) shall not be obligated to pay any license or transfer fees in connection with its receipt of the licenses and other rights above. Supplier shall not use any Supplier Owned Materials for which it is unable to offer such license or other rights without New Century’s prior written approval (and absent such approval, Supplier’s use of any such Supplier Owned Materials shall obligate Supplier to provide, at no additional cost, such license and other rights to New Century, New Century Affiliates, the Eligible Recipients and New Century’s designees). New Century hereby approves the use of the Supplier Owned Materials identified in Exhibit 18, notwithstanding Supplier’s inability to obtain some or all of the rights described in this Section 14.6(b) with respect to such Supplier Owned Materials.

Notwithstanding the foregoing, if New Century is terminated for cause for failing to pay undisputed amounts, New Century’s right to continue using such Supplier Owned Materials following the expiration or termination of the Term and the Termination Assistance Services period shall be suspended to and until such undisputed amounts are paid.

(c)	Third Party Materials. Unless New Century has otherwise agreed in advance in accordance with Section 6.4(c), with respect to Third Party Materials licensed by Supplier or Supplier Affiliates or Subcontractors and used by them to provide the Services (excluding Third Party Materials identified in Exhibit 18), Supplier hereby grants to New Century and the Eligible Recipients (or, at New Century’s election, to their designee(s)) a sublicense (with the right to grant sublicenses) offering the same rights and warranties with respect to such Third Party Materials available to Supplier (or Supplier Affiliates or Subcontractors), on the same terms and conditions, for the benefit and use of New Century, New Century Affiliates and the Eligible Recipients upon the expiration or termination of the Term; provided that, during the Termination Assistance Services period, Supplier may, with New Century’s approval, substitute one of the following for such sublicense:

(i)	the assignment to New Century and the Eligible Recipients (or, at New Century’s election, to their designee(s))of the underlying license for such Third Party Materials;

(ii)	the procurement for New Century and the Eligible Recipients (or, at New Century’s election, to their designee(s)) of a new license to such Third Party Materials solely for the internal benefit or use of New Century, New Century Affiliates and the Eligible Recipients (with terms at least as favorable as those in the license held by Supplier or its Affiliates, and with the right to grant sublicenses, unless in each case New Century has otherwise agreed in advance in accordance with Section 6.4(c)); or

(iii)	the procurement for New Century and the Eligible Recipients (or, at New Century’s election, to their designee(s)) of a substitute license for such Third Party Materials sufficient to perform, without additional cost, support or resources and at the levels of performance and efficiency required by this Agreement, the functions of such Third Party Materials necessary to enable New Century or its designee to provide the Services after the expiration or termination of the Term.

In addition, Supplier shall deliver to New Century and the Eligible Recipients (or, at New Century’s election, to their designee(s)) a copy of such Third Party Materials (including source code, to the extent it has been available to Supplier) and related documentation and shall cause maintenance, support and other services to continue to be available to New Century and the Eligible Recipients (or, at New Century’s election, to their designee(s)) to the extent it has been available to Supplier. Unless New Century has otherwise agreed in advance in accordance with Section 6.4(c), New Century and the Eligible Recipients shall not be obligated to pay any license or transfer fees in connection with its receipt of the licenses, sublicenses and other rights specified in this Section 14.6(c). Supplier shall not use any Third Party Materials for which it is unable to offer such license, sublicense or other rights without New Century’s prior approval (and absent such approval, Supplier’s use of any such Third Party Materials shall obligate Supplier to provide, at no additional cost, such licenses, sublicenses and other rights). New Century, however, shall be obligated to make monthly or annual payments attributable to periods after the expiration or termination of the Term with respect to the Services for which such Third Party Materials were used for the right to use and receive maintenance or support related thereto, but only to the extent Supplier would have been obligated to make such payments if it had continued to hold the licenses in question or New Century has agreed in advance to make such payments. New Century hereby approves the use of the Third Party Materials identified in Exhibit 18, notwithstanding Supplier’s inability to obtain some or all of the rights described in this Section 14.6(c) with respect to such Third Party Materials.

To the extent New Century has agreed in advance to pay any fees in connection with its receipt of such licenses, sublicenses or other rights, Supplier shall, at New Century’s request, identify the licensing and sublicensing options available to New Century and the Eligible Recipients and the license or transfer fees associated with each. Supplier shall use commercially reasonable efforts to obtain the most favorable options and the lowest possible transfer, license, relicense, assignment or termination fees for Third Party Materials. Supplier shall not commit New Century or the Eligible Recipients to paying any such fees or expenses without New Century’s prior approval. If the licensor is willing to offer more than one form of license to New Century, New Century (not Supplier) shall select the form of license to be received by New Century, the Eligible Recipients or their designee(s).

To the extent a third party receives a license or sublicense to use such Third Party Materials pursuant to this provision, such third party shall sign a written agreement to be bound by terms comparable to the terms contained herein applicable to such Materials (such agreement shall be agreed to by the Parties and shall include the terms specified in this Section as well as those pertaining to the ownership of such Materials and any Derivative Works developed by the Parties, the scope and term of the license, the restrictions on the use of such Materials, and the obligations of confidentiality, etc.

15.	REPRESENTATIONS, WARRANTIES AND COVENANTS

15.1	Work Standards.

Supplier represents, warrants and covenants that (i) the Services shall be rendered with promptness, due care, skill and diligence; and (ii) the Services shall be executed in a workmanlike manner, in accordance with the Agreement and the accepted practices of top tier providers of human resources, payroll, procurement, accounts payable and other in-scope business process outsourcing services; (iii) Supplier shall use adequate numbers of qualified individuals with suitable training, education, experience, know-how, competence and skill to perform the Services; (iv) Supplier shall provide such individuals with training as to new products and services prior to the implementation of such products and services in the New Century/Eligible Recipients environment; and (v) Supplier shall have the resources, capacity, expertise and ability in terms of Equipment, Software, know-how and personnel to provide the Services.

15.2 15.3 15.4	Reserved. Reserved. Software.

(a)	Ownership and Use. Supplier represents, warrants and covenants that it is either the owner of, or authorized to use, any and all Supplier-provided Software used by Supplier in providing the Services. New Century’s sole and exclusive remedies for breach of this representation and warranty are set forth in Sections 17.1(c), 17.1 (e) and 17.4 (provided, however, that, except as provided in Section 17.4(e), this shall not operate or be construed as relieving Supplier of its performance obligations under this Agreement, including its obligation to provide the Services in accordance with the applicable Service Levels).

(b)	Performance. Supplier represents, warrants and covenants that any Supplier Owned Software will perform in Compliance with its Specifications and will provide the functions and features and operate in the manner described therein so as not to adversely impact in any material respect Supplier’s delivery or New Century’s and the Eligible Recipient’s receipt of the Services. In the event any Supplier Owned Software (excluding Supplier Owned Developed Materials, which are addressed in Section 15.4(c)) fails to perform in accordance with the preceding sentence, Supplier shall expeditiously repair such Software or replace such Software with conforming Software. The repair or replacement of such Software shall be New Century’s sole and exclusive remedy for any breach of such warranty (provided, however, that this shall not operate or be construed as relieving Supplier of its performance obligations under this Agreement, including its obligation to provide the Services in accordance with the applicable Service Levels).

(c)	Developed Materials Compliance Warranty. Supplier warrants and covenants that New Century Owned Developed Materials, New Century-Specific Developed Materials and Supplier Owned Developed Materials (excluding Developed Materials created and owned by Supplier Subcontractors or other third parties from whom Supplier procures Developed Materials) will be free from material errors in operation and performance, will Comply with the applicable documentation and Specifications and will provide the functions and features and operate in the manner described in Exhibits 2 or 20 or otherwise agreed by the Parties for one hundred eighty (180) days (the “Warranty Period”). New Century shall notify Supplier of any defects in such Supplier-warranted Developed Material that cause it not to Comply with the applicable documentation or Specifications during the Warranty Period, and shall provide Supplier with adequate information to identify the circumstances in which such defects were discovered. New Century’s sole and exclusive remedy for any breach of such warranty shall be the correction by Supplier of any defects in such warranted item that cause it not to not to Comply with the applicable documentation or Specifications (provided, however, that this shall not operate or be construed as relieving Supplier of its performance obligations under this Agreement, including its obligation to provide the Services in accordance with the applicable Service Levels). During such Warranty Period, Supplier shall correct any failure to Comply at no Charge to New Century and shall use commercially reasonable efforts to do so as expeditiously as possible. New Century will provide to Supplier access, in a timely manner, to any technical support, facilities, hardware, software or information in New Century’s possession necessary for Supplier to complete such work.

(d)	Warranty Exclusions. Notwithstanding the foregoing, the warranties described in Sections 15.4(b) and (c) will not apply to the extent Supplier Owned Software or a Supplier-warranted Developed Material fails to perform in accordance with such warranty as a result of a defect arising from (i) a modifications made by New Century or its contractors or subcontractors, without the knowledge or approval of Supplier, (ii) the malfunction of any New Century-supplied software or equipment, (iii) New Century operation of the Supplier-warranted item other than in accordance with the applicable documentation or design, or on hardware not recommended, supplied or approved by Supplier or in the applicable Specifications, or (iv) the occurrence of a force majeure event as and to the extent provided in Section 18.2. In any such event, the warranty described herein with respect to the portion of the Supplier-warranted item so affected will be ineffective as to such defect, and the Parties will seek to establish mutually agreed alternative arrangements thereto through the Change Control Procedures.

(e)	Excluded Developed Materials. With respect to Developed Materials excluded from the warranty described in Section 15.4(c), Supplier shall pass through or assign to New Century the rights Supplier obtains from the manufacturers and/or vendors of such products and services (including warranty and indemnification rights), all to the extent that such rights are assignable (provided, however, that this shall not operate or be construed as relieving Supplier of its performance obligations under this Agreement, including its obligation to provide the Services in accordance with the applicable Service Levels).

15.5	Reserved.

15.6	Authorization.

Each Party represents, warrants and covenants to the other that:

(a)	Corporate/Partnership Existence. It is a corporation (or in the case of Supplier, a limited liability partnership) duly incorporated (or in the case of Supplier, organized), validly existing and in good standing under the Laws of its State of incorporation or organization;

(b)	Corporate Power and Authority. It has the requisite corporate (or in the case of Supplier, partnership) power and authority to execute, deliver and perform its obligations under this Agreement;

(c)	Legal Authority. It has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable federal, state or local laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;

(d)	Due Authorization. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate (or in the case of Supplier, partnership) action on the part of such Party; and

(e)	No Violation or Conflict. The execution, delivery, and performance of this Agreement shall not constitute a violation of any judgment, order, or decree; a material default under any material contract by which it or any of its material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default or give rise to any right of termination or acceleration.

15.7	Inducements; New Century Code of Business Conduct and Ethics.

(a)	Inducements. Supplier represents, warrants and covenants that it has not given and will not give commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value (as defined in the New Century Code of Business Conduct and Ethics) to any employee or agent of New Century in connection with this Agreement. New Century represents, warrants and covenants that, to the best of its knowledge and belief, it (and its employees and agents) have not accepted and will not accept or request commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value from Supplier in connection with this Agreement. Supplier also represents, warrants and covenants that, to the best of its knowledge, no officer, director, employee, agent or representative of Supplier has given any such payments, gifts, entertainment or other thing of value to any employee or agent of New Century. New Century also represents, warrants and covenants that, to the best of its knowledge and belief, no officer, director, employee, agent or representative of New Century has requested or accepted any such payments, gifts, entertainment or other thing of value from Supplier. Supplier also acknowledges that the giving of any such payments, gifts, entertainment, or other thing of value is strictly in violation of New Century policy on conflicts of interest, and may result in a material breach of this Agreement.

(b)	New Century Code of Business Conduct and Ethics. Supplier represents, warrants and covenants that, in the performance of the Services and its other contractual obligations hereunder, it shall comply with the New Century Code of Business Conduct and Ethics, as set forth in Attachment 2-A, as such Code of Business Conduct and Ethics may be reasonably modified from time to time. To the extent modifications to the New Century Code of Business Conduct and Ethics impact the performance of the Services, such modifications shall be implemented through the Change Control Procedures.

15.8	Malicious Code.

Each Party shall cooperate with the other Party and shall take commercially reasonable actions and precautions consistent with Exhibit 2 to prevent the introduction and proliferation of Malicious Code into Supplier’s, New Century’s or an Eligible Recipient’s environment or any System used by Supplier to provide the Services and to notify the other Party expeditiously of any Malicious Code in any such environment or System of which it becomes aware. Without limiting Supplier’s other obligations under this Agreement, in the event Malicious Code is found in Equipment, Software or Systems managed or supported by Supplier and used by Supplier to provide the Services, Supplier shall, at no additional charge to New Century, eliminate and reduce the effects of such Malicious Code on such Equipment, Software or Systems and, if the Malicious Code causes a loss of operational efficiency or loss of data in or to Equipment, Software or Systems, mitigate such losses and restore such data with generally accepted data restoration techniques.

15.9	Disabling Code.

Supplier shall not, without the prior written consent of New Century, knowingly insert into the Software any code designed to disable or otherwise shut down all or any portion of the Software, Equipment and/or Systems. With respect to any disabling code that may be part of the Software, Supplier shall not invoke or cause to be invoked such disabling code at any time, including upon expiration or termination of this Agreement to the extent New Century is entitled to continue using such Software, without New Century’s prior written consent. Supplier also shall not knowingly use Third Party Software containing disabling code without the prior approval of New Century. For purposes of this provision, code that serves the function of ensuring software license compliance (including passwords) shall not be deemed disabling code.

15.10	Compliance with Laws.

(a)	Compliance by Supplier. Subject to Section 15.10(b), (e), (f), (g) and (h), Supplier represents, warrants and covenants that, with respect to the provision of the Services and the performance of any of its other legal and contractual obligations hereunder, it is and shall be in compliance in all material respects with all Laws applicable to the provision of the Services and the performance of any of its other legal and contractual obligations hereunder on the Commencement Date and shall remain in compliance with such Laws for the Term and any Termination Assistance Services period, including identifying and procuring applicable permits, certificates, approvals and inspections required under such Laws. If a charge of non-compliance by Supplier with any such Laws occurs, Supplier shall promptly notify New Century of such charge.

(b)	Compliance by New Century. Subject to Section 15.10(a), (e), (f) and (g), New Century represents, warrants and covenants that, with respect to the performance by New Century and the Eligible Recipients of New Century’s legal and contractual obligations under this Agreement, it is and shall be in compliance in all material respects with all Laws applicable to the performance by New Century and the Eligible Recipients of New Century’s legal and contractual obligations under this Agreement for the entire Term of the Agreement and any Termination Assistance Services period. If a written charge of non-compliance by New Century with any such Laws occurs, New Century shall promptly notify Supplier of such charge.

(c)	Compliance Data and Reports. At no additional charge, Supplier shall provide New Century with data and reports in Supplier’s possession reasonably requested by New Century and/or required by the Agreement to enable New Century to comply with all applicable Laws. At no charge to Supplier, New Century shall provide Supplier with data and reports in New Century’s possession reasonably requested by Supplier to enable Supplier to comply with Supplier Laws.

(d)	Notice of Laws. Supplier shall notify New Century of any Supplier Laws and changes in Supplier Laws that may impact Supplier’s delivery or New Century’s receipt of Services. New Century shall notify Supplier of any New Century Laws and any changes in New Century Laws that may impact Supplier’s delivery or New Century’s receipt of Services. Each Party’s program management team (including, in the case of Supplier, its service delivery managers) shall use commercially reasonable efforts to notify the other of Laws and changes in Laws about which they become aware in the other Party’s area of responsibility, but without assuming an affirmative obligation of inquiry and without relieving the other Party of its obligations hereunder. At New Century’s request, Supplier Personnel shall participate in New Century provided compliance training programs.

(e)	Currency. In addition to its obligation under Section 15.10(d) with respect to Supplier Laws, Supplier shall maintain general familiarity with New Century Laws to the extent such Laws are applicable to Supplier’s performance of the Services or its other obligations under this Agreement, including:

•	Sarbanes-Oxley Act of 2002 and implementing regulations promulgated by the United Securities and Exchange Commission and Public Accounting Oversight Board;

•	Federal privacy legislation, including Gramm-Leach-Bliley Act, and ongoing federal agency privacy reforms;

•	State privacy legislation, California Financial Information Privacy Act, California On-Line Privacy Protection Act, “Shine the Light Law”, and California Safeguard Law AB1950);

•	Fair Credit Reporting Act;

•	Home Mortgage Disclosure Act (HMDA);

•	Office of Federal Contract Compliance Program (OFCCP); and

•	Real Estate Settlement Procedures Act (RESPA).

(f)	Interpretation of Laws or Changes in Laws. New Century shall be responsible for interpreting New Century Laws or changes in New Century Laws and, with Supplier’s cooperation and assistance, for identifying the impact of such New Century Laws or changes in New Century Laws on Supplier’s performance and New Century’s and/or the Eligible Recipients’ receipt and use of the Services. Supplier shall be responsible for interpreting Supplier Laws or changes in Supplier Laws and, with New Century’s cooperation and assistance, for identifying the impact of such Supplier Laws or changes in Supplier Laws on Supplier’s performance and New Century’s and/or the Eligible Recipients’ receipt and use of the Services. To the extent the impact of any Supplier Law or change in Supplier Law cannot be readily identified by Supplier, the Parties shall cooperate in good faith to identify and agree upon the impact on Supplier’s performance and New Century’s and/or the Eligible Recipients’ receipt and use of the Services. In addition, in the case of Privacy Laws and Laws applicable to Payroll Services, if the Parties are unable to agree upon such impact, New Century shall retain the right, in its sole discretion, to interpret such Supplier Law or change in Supplier Law and determine its impact. In addition, if Supplier reasonably concludes, after due inquiry, that the compliance obligations associated with any Supplier Law or change in Supplier Law are unclear or that there is more than one reasonable approach to achieving compliance, Supplier may escalate the issue to New Century for a final decision.

(g)	Implementation of Changes in Laws. In the event of any changes in Laws (including New Century Laws to the extent Supplier receives notice of such New Century Laws from New Century or as otherwise provided in Section 15.10(d) and (e)), Supplier shall implement any necessary modifications to the Services prior to the deadline imposed by the regulatory or governmental body having jurisdiction for such requirement or change. Changes necessitated by a change in Supplier Laws (excluding Payroll Laws, as well as Privacy Laws applicable to the provision of Services because of the presence of New Century or Eligible Recipient employees in the relevant jurisdiction and not because of the presence in such jurisdiction of Supplier Personnel or a Supplier Facility from which the impacted Services are provided) shall be implemented by Supplier at no additional Charge to New Century. The implementation of changes necessitated by a change in New Century Laws, Payroll Laws or Privacy Laws applicable to the provision of Services because of the presence of New Century or Eligible Recipient employees in the jurisdiction in question shall be treated as a Project in accordance with Section 4.5 of this Agreement and Section 10 of Exhibit 4; provided that, to the extent the benefits of such a Project are to be made available to Supplier and/or one or more other Supplier customers, the Charges and/or number of FTE hours associated with such Project shall be allocated on a pro rata basis to New Century, Supplier and/or such other Supplier customer(s). At New Century’s request, Supplier Personnel shall participate in New Century provided regulatory compliance training programs.

(h)	Termination. In the event that any change in Laws (excluding Laws governing Service Taxes, which are covered in Section 11.4(e)) results in an increase of ten percent (10%) or more in the estimated average monthly Charges in any Functional Service Area or otherwise has a material adverse impact on the quality of Supplier’s performance of the Services and New Century would not have incurred such additional cost or impact if it had not outsourced the Services in question to Supplier, then New Century may, at its option, terminate the Agreement or the impacted Functional Service Area(s) by giving Supplier at least ninety (90) days prior notice and designating a date upon which such termination shall be effective. If New Century elects to terminate on this basis, New Century shall pay the Reduced Termination Charge specified in Attachment 4-E, and to the extent that New Century requires Supplier to continue performance of the Services (as an extension or continuation of the Services under Section 3.2 or 4.3), New Century shall pay Supplier the increased monthly Charges for such extension or continuation period.

15.11	Interoperability.

Interoperability. Supplier covenants that, subject to Section 9.6, the Software, Equipment and Systems provided by Supplier and used to provide the Services will be interoperable with the software, equipment and systems used by New Century or the Eligible Recipients to provide the same or similar services and/or which may deliver records to, receive records from, or otherwise interact with the Software, Equipment and Systems to receive the Services as and to the extent provided in the applicable Specifications.

15.12	Disclaimer.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS, CONDITIONS OR WARRANTIES TO THE OTHER PARTY, WHETHER EXPRESS OR IMPLIED, INCLUDING IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY, NON-INFRINGEMENT, AND FITNESS FOR A PARTICULAR PURPOSE,

SUBJECT TO AND WITHOUT LIMITING SUPPLIER’S OBLIGATIONS UNDER THIS AGREEMENT, INCLUDING SERVICE LEVELS, SUPPLIER DOES NOT REPRESENT OR WARRANT UNINTERRUPTED OR ERROR-FREE OPERATION OF ANY SOFTWARE.

16.	INSURANCE AND RISK OF LOSS

16.1	Insurance.

(a)	Requirements. To the extent such coverage is commercially available on reasonable terms, Supplier agrees to keep in full force and effect and maintain at its sole cost and expense the following policies of insurance with the specified limits of liability during the term of this Agreement:

(i)	Workers’ Compensation and Employer’s Liability Insurance in full compliance with the applicable Laws of the state and/or country in which the work is to be performed or the country of hire (whichever is applicable).

•	The limits of liability of Workers’ Compensation Insurance shall be statutory or if outside of the United States, not less than the limits required by applicable Law.

•	In the United States, the limits of liability of Employer’s Liability Insurance with minimum limits of $1,000,000 per employee per accident and $1,000,000 per employee per occurrence by disease.

(ii)	Commercial General Liability Insurance (including coverage for Contractual Liability, Premises-Operations, Completed Operations—Products, and Independent Contractors), providing coverage for bodily injury (including death), personal injury, defamation and property damage with limits of not less than $5,000,000 per occurrence and $10,000,000 in the aggregate.

(iii)	Commercial Business Automobile Liability Insurance, including coverage for all owned, non-owned, leased, and hired vehicles, providing coverage for bodily injury and property damage liability, with combined single limits of not less than $5,000,000 per occurrence and $10,000,000 in the aggregate.

(iv)	Professional Liability (also known as Errors and Omissions Liability) Insurance covering acts, errors and omissions of Supplier or Supplier Personnel arising out of Supplier’s performance of the Services in the amount of $20,000,000 per claim and in the aggregate.

(v)	Commercial Crime Insurance in the amount of $20,000,000 per loss and in the aggregate.

(vi)	All Risks Property Insurance that insures loss or damage to Supplier’s owned or leased Equipment and Supplier’s other property, including loss or damage due to fire, flood, wind, earthquake or sprinkler leakage, in an amount not less than the full replacement cost of such Equipment and property.

(b)	Approved Companies. To the extent such coverage is commercially available on reasonable terms insurance shall be procured with insurance companies that maintain a rating of at least “A-” and are at least a Financial Size Category VII, as both criteria are defined in the most current publication of Best’s Policyholder Guide.

(c)	Endorsements.

Supplier shall maintain the following endorsements to its policy or policies of insurance as are necessary to cause the policy or policies to comply with the requirements stated herein.

(i)	Supplier’s insurance policies as required herein under Sections 16.1(a)(ii) and (iii) shall name New Century and New Century Affiliates and their respective officers, directors, employees, agents, subsidiaries, and successors, as Additional Insureds for claims of personal injury, bodily injury, death and property damage for which Supplier would be liable under this Agreement. If these policies do not contain a standard Insurance Services Office separation of insureds provision, they shall be endorsed to provide cross-liability coverage. These policies shall have no cross suits exclusion, or any similar exclusion that excludes coverage for claims brought by one insured under the policy against another insured under the policy.

(ii)	The Supplier insurance policies required under Section 16.1(a)(v) shall name New Century and New Century Affiliates as loss payees for any and all liability arising at any time in connection with the performance of Supplier or employees of Supplier or Supplier Affiliates under this Agreement.

(iii)	Supplier shall provide written notice of cancellation to New Century within ten (10) business days of the effective date of any such cancellation. Should any policy expire or be canceled during the Term and should Supplier thereafter fail to immediately procure replacement insurance, if it is commercially available on reasonable terms, then such failure to obtain such replacement insurance, if it is commercially available on reasonable terms, shall be deemed to be a material breach.

(iv)	To the extent pertaining to Supplier’s indemnity or other obligations under this Agreement, the insurance required under this Section 16.1 shall be primary insurance and any other valid insurance existing for New Century’s benefit shall be excess of such primary insurance. New Century’s insurance shall be not be primary and not be contributory or counted with Supplier’s insurance.

(d)	Minimum Amounts. These insurance provisions are not to be construed in any way as a limitation on or expansion of Supplier’s liability under this Agreement. Any and all deductibles in the above-referenced insurance policies shall be assumed by, for the account of, and at the sole risk of the Supplier.

(e)	Certificates. Supplier shall provide New Century with certificates of insurance evidencing compliance with this Article 16 (including evidence of renewal of insurance) signed by Supplier’s insurance broker or by authorized representatives of the respective carriers for each year that this Agreement is in effect:

New Century Financial Corporation
18400 Von Karman Suite 1000
Irvine, CA 92612
Attention: General Counsel

(f)	No Implied Limitation. The obligation of Supplier and its Affiliates to provide the insurance specified herein shall not limit or expand in any way any obligation or liability of Supplier provided elsewhere in this Agreement.

(g)	Waiver of Subrogation. With respect to insurance coverage to be provided by Supplier pursuant to Section 16.1(a)(i), the insurance policies shall provide that the insurance companies waive all rights of subrogation against Supplier, New Century, the Eligible Recipients and their respective Affiliates, officers, directors and employees. Supplier waives its rights to recover against New Century, New Century Affiliates and Eligible Recipients and their respective officers, directors, employees, subsidiaries, successors and agents in subrogation or as subrogee for another party.

16.2	Risk of Loss.

(h)	General. Except as provided in Section 17.3, Supplier and New Century each shall be responsible for any damage, destruction, loss, theft or governmental taking of their respective tangible property or real property (whether owned or leased) and each Party agrees to look only to its own insuring arrangements (if any) with respect to such damage, destruction, loss, theft, or governmental taking. Each Party shall promptly notify the other Party of any damage (except normal wear and tear), destruction, loss, theft, or governmental taking of such other Party’s tangible property or real property (whether owned or leased).

(i)	Waiver of Subrogation. Supplier and New Century will cause their respective insurers to issue appropriate waivers of subrogation rights endorsements to all property insurance policies maintained by each Party.

17.	INDEMNITIES

17.1	Indemnity by Supplier.

Supplier agrees to indemnify, defend and hold harmless New Century and its Affiliates and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Losses and threatened Losses due to non-Party claims arising from or in connection with any of the following:

(a)	Representations, Warranties and Covenants. Supplier’s breach of any of the representations, warranties and covenants set forth in Section 15.6, 15.7(a) or 15.9 (limited, in the case of Section 15.9, to wrongfully invoking disabling code without approval in breach of that provision).

(b)	Reserved.

(c)	Licenses, Leases and Contracts. Supplier’s failure to observe or perform duties or obligations, if any, to be observed or performed on or after the Commencement Date by Supplier under Third Party Software licenses, Equipment leases or Third Party Contracts used by Supplier to provide the Services, in each case to the extent (i) such agreement is between Supplier or a Supplier Subcontractor or Affiliate and a third party or (ii) Supplier has assumed or retained administrative, financial or operational responsibility (as applicable) for such agreement pursuant to this Agreement (but only to the extent Supplier has received a copy of such agreement or has otherwise been notified of such duties or obligations).

(d)	New Century Owned Materials. Supplier’s failure to observe or perform any duties or obligations to be observed or performed under the licensing terms of this Agreement in connection with the use of New Century Owned Materials by Supplier or its Subcontractors or Affiliates after the termination or expiration of the Agreement and the completion of Termination Assistance Services.

(e)	Infringement. Subject to Section 17.4, infringement or misappropriation or alleged infringement or alleged misappropriation of a patent, trade secret, copyright or other proprietary rights (but only with respect to patent rights in the countries where the infringing Service is being provided or infringing item is being used). For purposes of this provision, patents shall not include patents that are not issued on or before the expiration or termination of this Agreement or, if later, the completion of Termination Assistance Services unless and to the extent Supplier continues to provide maintenance and support with respect to the items in question.

(f)	Compliance with Laws. Losses, including government fines, penalties, monetary sanctions, interest or other remedies resulting from Supplier’s failure to perform its responsibilities under Section 15.10 (excluding Supplier’s responsibility to use commercially reasonable efforts to notify New Century of New Century Laws or changes in New Century Laws).

(g)	Taxes. Taxes, together with interest and penalties, that are the responsibility of Supplier under Section 11.4.

(h)	Claims Arising in Shared Facility Services. Any claim for damage, interruption, delay or loss of service (not constituting Services provided pursuant to this Agreement) by a third party receiving services from a shared Supplier facility or using shared Supplier resources.

(i)	Affiliate, Subcontractor or Assignee Claims. Any claim, other than an indemnification claim by a Supplier Affiliate under this Agreement, initiated by (i) a Supplier Affiliate or Subcontractor asserting rights under this Agreement or (ii) any entity to which Supplier assigned, transferred, pledged, hypothecated or otherwise encumbered its rights to receive payments from New Century under this Agreement to the extent such Entity is asserting rights under this Agreement.

(j)	Supplier Personnel Injury Claims. Any claim by Supplier Personnel for death or bodily injury suffered at a New Century Facility, except to the extent caused by New Century’s gross negligence or willful misconduct.

(k)	Other Supplier Personnel Claims. Any claim by Supplier Personnel asserting rights under this Agreement, except to the extent such claim results from the wrongful or tortious acts of New Century or an Eligible Recipient or the failure of New Century or an Eligible Recipient to comply with New Century’s obligations under this Agreement.

(l)	Employment Claims. Any claim resulting from any: (i) violation by Supplier, Supplier Personnel, Supplier Affiliates or Subcontractors, or their respective officers, directors, employees, representatives or agents, of any applicable employment-related Laws or any common law protecting persons or members of protected classes or categories, including Laws prohibiting discrimination or harassment on the basis of a protected characteristic; (ii) liability resulting from any failure by Supplier, Supplier Affiliates or Subcontractors to collect and withhold any social security or other employment taxes, workers’ compensation claims and premium payments, and contributions applicable to the wages and salaries of such Supplier Personnel; (iii) payment or failure to pay by Supplier, Supplier Affiliates or Subcontractors any salary, wages or other cash compensation legally or contractually due and owing to any Supplier Personnel, (iv) employee pension or other benefits of any Supplier Personnel, (v) other aspects of the employment relationship of Supplier Personnel with Supplier, Supplier Affiliates or Subcontractors or the termination of such relationship, including claims for wrongful discharge, claims for breach of express or implied employment contract and claims of joint employment (unless and to the extent such claims of joint employment are based in material part on acts of New Century or the Eligible Recipients inconsistent with New Century’s rights and obligations under this Agreement and Supplier’s status as an independent contractor), except, in each case, to the extent resulting from the wrongful actions of New Century, the Eligible Recipients, or New Century Third Party Contractors, errors or inaccuracies in the information provided by New Century and faithfully communicated by Supplier or the failure of New Century, the Eligible Recipients, or New Century Third Party Contractors to comply with New Century’s responsibilities under this Agreement.

17.2	Indemnity by New Century.

New Century agrees to indemnify, defend and hold harmless Supplier and its Affiliates and their respective officers, directors, employees, agents, representatives, successors, and assigns, from any Losses and threatened Losses due to non-Party claims arising any of the following:

(a)	Representations, Warranties and Covenants. New Century breach of any of the representations, warranties and covenants set forth in Section 15.6 and 15.7(a).

(b)	Licenses, Leases and Contracts. New Century’s failure to perform duties or obligations, if any, under any Third Party Software licenses, Equipment leases or Third Party Contracts, in each case to the extent (i) such agreement is between New Century or an Eligible Recipient and a third party (except to the extent the liability arises out of a failure of Supplier to perform an obligation assumed by Supplier under this Agreement) or (ii) New Century has assumed or retained administrative, financial or operational responsibility (as applicable) for such agreement pursuant to this Agreement (but only to the extent New Century has received a copy of such agreement or has otherwise been notified of such duties or obligations).

(c)	Post-Termination Agreements. New Century’s failure to perform any obligations under any third-party license, lease or other agreement assigned by Supplier and assumed by New Century in connection with the expiration or termination of this Agreement, provided that this Section 17.2(c) will apply only to the period from and after the date of such assumption.

(d)	Supplier Owned Materials. New Century’s failure to observe or perform any duties or obligations to be observed or performed under the licensing terms of this Agreement in connection with the use of Supplier Owned Materials by New Century or the Eligible Recipients after the termination or expiration of the Agreement and the completion of Termination Assistance Services except to the extent covered by Supplier’s indemnities set out in Section 17.1(e).

(e)	Infringement. Subject to Section 17.4, infringement or misappropriation or alleged infringement or alleged misappropriation of a patent, trade secret, copyright or other proprietary rights (but only with respect to patent rights in the countries where the infringing item is being used). For purposes of this provision, patents shall not include patents that are not issued on or before the expiration or termination of this Agreement or, if later, the completion of Termination Assistance Services

(f)	Taxes. Taxes, together with interest and penalties, that are the responsibility of New Century under Section 11.4.

(g)	New Century Affiliate, Eligible Recipient or Third Party Contractor Claims. Any claim, other than an indemnification claim or an insurance claim to the extent permitted under this Agreement, initiated by a New Century Affiliate, an Eligible Recipient (other than New Century) or a New Century Third Party Contractor asserting rights under this Agreement.

(h)	New Century/Eligible Recipient Employee or Vendor Claims. Any claim by a New Century or Eligible Recipient employee or New Century or Eligible Recipient third party vendor (excluding Supplier and its Affiliates and Subcontractors) asserting rights under this Agreement, except to the extent such claim results from the wrongful or tortious acts of Supplier or Supplier Personnel or the failure of Supplier or its Affiliates or Subcontractors to comply with Supplier’s obligations under this Agreement.

(i)	Compliance with Laws. Losses, including government fines, penalties, monetary sanctions, interest or other remedies resulting from New Century’s failure to perform its responsibilities under Section 15.10 (excluding New Century’s responsibility to use commercially reasonable efforts to notify Supplier of Supplier Laws or changes in Supplier Laws).

(j)	New Century Personnel Injury Claims. Any claim by New Century personnel for death or bodily injury suffered at a Supplier Facility, except to the extent caused by Supplier’s gross negligence or willful misconduct.

(k)	Employment Claims. Any claim resulting from any violation by New Century, the Eligible Recipients or their Affiliates, or their respective officers, directors, employees, representatives or agents, of any applicable employment-related Laws or any common law protecting persons or members of protected classes or categories, including Laws prohibiting discrimination or harassment on the basis of a protected characteristic.

17.3	Additional Indemnities.

Supplier and New Century each agree to indemnify, defend and hold harmless the other, and the Eligible Recipients and their respective Affiliates, officers, directors, employees, agents, representatives, successors, and assigns, from any and all Losses and threatened Losses to the extent they arise from any of the following: (a) except as otherwise provided in Section 17.1(j) or 17.2(i), the death or bodily injury of any agent, employee, customer, business invitee, business visitor or other person caused by the negligence or other tortious conduct of the indemnitor; and (b) the damage, loss or destruction of any real or tangible personal property caused by the negligence or other tortious conduct of the indemnitor.

17.4	Infringement.

(a)	Non-Infringement Obligation. Each Party shall perform its responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any patent, copyright, trademark, trade secret or other proprietary rights of any third party; provided, however, that the performing Party shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications made by the other Party or its contractors or subcontractors, without the knowledge and approval of the performing Party, (ii) the other Party’s combination of the performing Party’s work product or Materials with items not furnished, specified or reasonably contemplated by the performing Party given the intended use of the item, (iii) a breach of this Agreement by the other Party, (iv) the failure of the other Party to use corrections or modifications provided by the performing Party offering comparable features and functionality, or (iv) compliance by the performing Party with detailed, non-discretionary designs or specifications provided by the other Party that necessarily caused such infringement or misappropriation claim. Each Party further represents, warrants and covenants that it will not use or create materials in connection with the Services which are libelous, defamatory or obscene.

(b)	Remedial Action. In the event that (1) any Software, Equipment, Materials or Services provided by Supplier or its Affiliates or Subcontractors pursuant to this Agreement or used by them in the performance of the Services are found, or are reasonably likely to be found, to infringe upon the patent, copyright, trademark, trade secrets, intellectual property or proprietary rights of any third party in any country in which Services are to be performed or received under this Agreement, or (2) the continued use of such Software, Equipment, Materials or Services is enjoined, Supplier shall, in addition to defending, indemnifying and holding harmless New Century as provided in Section 17.1(e), promptly and at its own cost and expense and in such a manner as to minimize the disturbance to New Century’s and the Eligible Recipients’ business activities do one of the following:

(i)	Obtain Rights. Obtain for New Century and the Eligible Recipients the right to continue using such Software, Equipment or Materials.

(ii)	Modification. Modify the item(s) in question so that it is no longer infringing (provided that such modification does not degrade the performance or quality of the Services or adversely affect New Century’s and the Eligible Recipients’ intended use as contemplated by this Agreement).

(iii)	Replacement. Replace such item(s) with a non-infringing functional equivalent acceptable to New Century.

(c)	Sole and Exclusive Remedy. Section 17.1(e) and Section 17.4(b) constitute New Century’s sole and exclusive remedies and Supplier’s entire liability with respect to infringement claims (provided, however, that, except as provided in Section 17.4(d), this shall not operate or be construed as relieving Supplier of its performance obligations under this Agreement, including its obligation to provide the Services in accordance with the applicable Service Levels). Section 17.2(e) constitutes Supplier’s sole and exclusive remedy and New Century’s entire liability with respect to infringement claims.

(d)	Katz Patent Claims. Notwithstanding Section 17.1(e) or 17.2(e), neither Party shall be obligated to indemnify the other Party with respect to claims pertaining to patents owned or licensable now or hereafter by Ronald A. Katz or Ronald A. Katz Technology Licensing, L.P., or by his or its successors or assigns, and, except as provided in the succeeding sentence, neither Party shall be liable to the other Party for Losses incurred by such other Party resulting from such claims. Notwithstanding the foregoing, to the extent any claim by Ronald A. Katz or Ronald A. Katz Technology Licensing, L.P., or his or its successors or assigns, is based on Software, Equipment, Materials or Services provided by Supplier or its Affiliates or Subcontractors or used by them in the performance of the Services, Supplier shall pay any Losses incurred by New Century and/or the applicable Eligible Recipient(s) in connection with such claim, including amounts awarded by a court, amounts included in any settlement, amounts paid for a license to one or more such patents, and related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, experts, settlement, judgment, interest and penalties); provided that Supplier’s total liability for all such Losses shall not exceed $250,000.

(e)	If obtaining the right to continue using an infringing item or modifying or replacing such item in accordance with Section 17.4(b) above will have a material adverse impact on Supplier’s cost of delivering one or more sub-Functional Service Areas (i.e., will increase Supplier’s total cost of delivering the Services in a sub-Functional Service Areas by more than five percent (5%)), Supplier shall so notify New Century and shall set forth in detail the nature and extent of such increase. The Parties shall negotiate in good faith and diligently seek to agree upon means of avoiding or minimizing such excess costs. If the Parties are unable to do so, New Century shall elect to either adjust the Charges for the impacted sub-Functional Service Area(s) to permit Supplier to recover such excess costs, or terminate the impacted sub-Functional Service Area(s) for convenience. If Supplier elects to terminate on this basis, Supplier shall remain obligated to provide all Termination Assistance Services requested by New Century pursuant to Section 4.3 and shall do so without any adjustment in its Charges for up to nine (9) months. New Century will not be obligated to pay any Termination Charge in connection with such termination

17.5	Indemnification Procedures.

With respect to non-Party claims which are subject to indemnification under this Agreement (other than as provided in Section 17.6 with respect to claims covered by Section 17.1(f)), the following procedures shall apply:

(a)	Notice. Promptly after receipt by any entity entitled to indemnification under this Agreement of notice of the commencement or threatened commencement of any civil, criminal, administrative, or investigative action or proceeding involving a claim in respect of which the indemnitee will seek indemnification hereunder, the indemnitee shall notify the indemnitor of such claim. No delay or failure to so notify an indemnitor shall relieve it of its obligations under this Agreement except to the extent that such indemnitor has suffered actual prejudice by such delay or failure. Within fifteen (15) days following receipt of notice from the indemnitee relating to any claim, but no later than ten (10) days before the date on which any response to a complaint or summons is due, the indemnitor shall notify the indemnitee that the indemnitor elects to assume control of the defense and settlement of that claim (a “Notice of Election”).

(b)	Procedure Following Notice of Election. If the indemnitor delivers a Notice of Election within the required notice period, the indemnitor shall assume sole control over the defense and settlement of the claim; provided, however, that (i) the indemnitor shall keep the indemnitee fully apprised at all times as to the status of the defense, and (ii) the indemnitor shall obtain the prior written approval (which shall not be unreasonably withheld, conditioned or delayed)of the indemnitee before entering into any settlement of such claim asserting any liability against the indemnitee or imposing any obligations or restrictions on the indemnitee or ceasing to defend against such claim. The indemnitor shall not be liable for any legal fees or expenses incurred by the indemnitee following the delivery of a Notice of Election; provided, however, that (i) the indemnitee shall be entitled to employ counsel at its own expense to assist in the handling of the claim, and (ii) the indemnitor shall pay the fees and expenses associated with such counsel if there is a conflict of interest with respect to such claim which is not otherwise resolved or if the indemnitor has requested the assistance of the indemnitee in the defense of the claim or the indemnitor has failed to defend the claim diligently and the indemnitee is prejudiced or likely to be prejudiced by such failure. The indemnitor shall not be obligated to indemnify the indemnitee for any amount paid or payable by such indemnitee in the settlement of any claim if (i) the indemnitor has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnitor, (ii) the indemnitee has not provided the indemnitor with notice of such claim and a reasonable opportunity to respond thereto, or (iii) the time period within which to deliver a Notice of Election has not yet expired.

(c)	Procedure Where No Notice of Election Is Delivered. If the indemnitor does not deliver a Notice of Election relating to any claim within the required notice period, the indemnitee shall have the right to defend the claim in such manner as it may reasonably deem appropriate. The indemnitor will not be responsible for any settlement or compromise made without its consent, unless the indemnitee has tendered notice and the indemnitor has then failed to assume and defend the claim and it is later determined that the indemnitor was liable to assume and defend the claim. The indemnitor shall promptly reimburse the indemnitee for all such reasonable costs and expenses incurred by the indemnitee, including reasonable attorneys’ fees.

(d)	Reasonable Assistance. The indemnitee will provide reasonable assistance to the indemnitor (at the indemnitor’s expense), including reasonable assistance from the indemnitor’s employees, agents, and Affiliates, as applicable.

17.6	Indemnification Procedures – Governmental Claims.

With respect to claims covered by Section 17.1(f), the following procedures shall apply:

(a)	Notice. Promptly after receipt by New Century of notice of the commencement or threatened commencement of any action or proceeding involving a claim in respect of which the indemnitee will seek indemnification pursuant to Section 17.1(f), New Century shall notify Supplier of such claim. No delay or failure to so notify Supplier shall relieve Supplier of its obligations under this Agreement except to the extent that Supplier has suffered actual prejudice by such delay or failure.

(b)	Procedure for Defense. New Century shall be entitled, at its option, to have the claim handled pursuant to Section 17.5 or to retain control over the defense and settlement of such claim; provided that, in the latter case, New Century shall (i) consult with Supplier and reasonably consider Supplier’s views on the selection of counsel, (ii) consult with Supplier on a regular basis regarding claim processing (including actual and anticipated costs and expenses) and litigation strategy, (iii) reasonably consider any Supplier settlement proposals or suggestions, (iv) obtain the prior written approval of Supplier, which shall not be unreasonably withheld or delayed, before making an admission of guilt on behalf of Supplier, and (v) obtain the prior written approval of Supplier, which shall not be unreasonably withheld or delayed, before entering into any settlement of such claim (A) involving the payment of moneys for which Supplier will ultimately be financially responsible under Section 17.1(f) or (B) imposing any non-financial obligations or restrictions on Supplier.

17.7	Subrogation.

Except as otherwise provided in Section 16.1 or 16.2, in the event that an indemnitor shall be obligated to indemnify an indemnitee pursuant to any provision of this Agreement, the indemnitor shall, upon payment of such indemnity in full, be subrogated to all rights of the indemnitee with respect to the claims to which such indemnification relates.

18.	LIABILITY

18.1	General Intent.

Subject to the specific provisions and limitations of this Article 18, it is the intent of the Parties that each Party shall be liable to the other Party for any actual damages incurred by the non-breaching Party as a result of the breaching Party’s failure to perform its obligations in the manner required by this Agreement.

18.2	Force Majeure.

(a)	General. Subject to Section 18.2(d), no Party shall be liable for any default or delay in the performance of its obligations under this Agreement if and to the extent such default or delay is caused, directly or indirectly, by fire, flood, earthquake, elements of nature or acts of God, wars, riots, civil disorders, rebellions or revolutions, acts of terrorism, strikes, lockouts or labor disputes or any other similar cause beyond the reasonable control of such Party except to the extent that the non-performing Party is at fault in failing to prevent or causing such default or delay, and provided that such default or delay can not reasonably be circumvented by the non-performing Party through the use of commercially reasonable alternate sources, workaround plans or other means. A strike, lockout or labor dispute involving Supplier Personnel shall not excuse Supplier from its obligations hereunder. In addition, the refusal of Supplier Personnel to enter a facility that is the subject of a labor dispute shall excuse Supplier from its obligations hereunder only if and to the extent such refusal is based upon a clear and present danger of physical harm.

(b)	Duration and Notification. In the event of a force majeure event the non-performing Party shall be excused from further performance or observance of the obligation(s) so affected for as long as such circumstances prevail and such Party continues to use commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay. Any Party so prevented, hindered or delayed in its performance shall, as quickly as practicable under the circumstances, notify the Party to whom performance is due by telephone (Supplier shall use commercially reasonable efforts to confirm such notice in writing within one (1) day of the inception of such event and shall in all events confirm such notice within two (2) day of the inception of such event) and describe at a reasonable level of detail the circumstances of the force majeure event, the steps being taken to address such force majeure event, and the expected duration of such force majeure event.

(c)	Substitute Services; Termination. If any event described in Section 18.2(a) has substantially prevented, hindered or delayed or is reasonably expected to substantially prevent, hinder or delay the performance by Supplier or one of its Subcontractors of Services of one or more of the critical functions described in the applicable disaster recovery plan (“Critical Functions”) for longer than the recovery period specified in such disaster recovery plan Supplier shall, unless and until otherwise directed by New Century, use commercially reasonable efforts to procure such Services from an alternate source at Supplier’s expense for so long as the delay in performance shall continue, up to the Charges actually paid to Supplier for the Services with respect to the period of non-performance. If Supplier is unable to procure such substitute services on an expedited basis or New Century elects to contract directly for such services, New Century may procure such Services from an alternate source at New Century’s expense. In addition, if any event described in Section 18.2(a) substantially prevents the performance by Supplier or one of its Subcontractors of Services necessary for the performance of Critical Functions (i) for more than five (5) consecutive days, New Century, at its option, may terminate a sub-Functional Service Area (i.e., HR Admin, Payroll, Recruiting, Procurement or Accounts Payable) impacted as described above by such force majeure event without payment of any Termination Charges and the charges payable hereunder shall be equitably adjusted to reflect those terminated Services; or (ii) for more than thirty (30) days, New Century, at its option, may terminate this Agreement in its entirety subject to payment of the applicable Termination Charges (i.e., to the extent New Century terminates a sub-Functional Service Area impacted as described above, New Century shall pay no Termination Charge and, to the extent New Century terminates a sub-Functional Service Area not impacted by such force majeure event, New Century shall pay the applicable Reduced Termination Charge). Supplier shall not have the right to additional payments or increased usage charges as a result of any force majeure occurrence affecting Supplier’s ability to perform.

(d)	Disaster Recovery. Upon the occurrence of a force majeure event that constitutes a disaster under the disaster recovery plan, Supplier shall implement promptly, as appropriate, its disaster recovery plan and provide disaster recovery services as described in Exhibit 2. The occurrence of a force majeure event shall not relieve Supplier of its obligation to implement its disaster recovery plan and provide disaster recovery services. Supplier has no responsibility for New Century’s business continuity planning or disaster recovery, except as may otherwise be expressly specified in Exhibit 2.

(e)	Payment Obligation. If Supplier fails to provide Services in accordance with this Agreement due to the occurrence of a force majeure event, all amounts payable to Supplier hereunder shall be equitably adjusted in a manner such that New Century is not required to pay any amounts for Services that it is not receiving whether from Supplier or from an alternate source at Supplier’s expense pursuant to Section 18.2(c).

(f)	Allocation of Resources. Without limiting Supplier’s obligations under this Agreement, whenever a force majeure event or disaster causes Supplier to allocate limited resources between or among Supplier’s customers and Affiliates, Supplier shall use commercially reasonable efforts to treat New Century and the Eligible Recipients at least as well as comparable Supplier customers, taking into account exigent circumstances. Supplier shall not re-deploy or re-assign any Key Supplier Personnel to another customer or account in the event of the occurrence of a force majeure event, provided Supplier continues to be compensated by New Century as and to the extent provided in this Section 18.2.

18.3	Limitation of Liability.

(a)	Exclusions from Limitations. EXCEPT AS PROVIDED IN THIS SECTION 18.3, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR INDIRECT, CONSEQUENTIAL, INCIDENTAL, COLLATERAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, LOST ANTICIPATED SAVINGS, LOST REVENUE AND LOST CUSTOMERS REGARDLESS OF THE FORM OF THE ACTION OR THE THEORY OF RECOVERY (WHETHER IN CONTRACT, TORT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY), EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(b)	Liability Cap. ADDITIONALLY, EXCEPT AS PROVIDED BELOW, THE TOTAL AGGREGATE LIABILITY OF EITHER PARTY, FOR ALL CLAIMS ASSERTED BY THE OTHER PARTY UNDER OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF THE ACTION OR THE THEORY OF RECOVERY (WHETHER IN CONTRACT, TORT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY), SHALL BE LIMITED TO (I) DURING THE FIRST TWELVE MONTHS OF THE TERM, THE GREATER OF $16,000,000 OR THE TOTAL CHARGES PAID TO SUPPLIER DURING THE FIRST TWELVE (12) MONTHS OF THE TERM, AND (II) THEREAFTER, THE TOTAL CHARGES PAID TO SUPPLIER DURING THE TWELVE (12) MONTH PERIOD PRECEDING THE LAST ACT OR OMISSION GIVING RISE TO SUCH LIABILITY.

(c)	Exceptions to Limitations of Liability. The limitations of liability set forth in Sections 18.3(a) and (b) shall not apply with respect to:

(i)	Losses occasioned by the fraud or willful misconduct of a Party.

(ii)	Losses arising out of a claim as to which an indemnified party is entitled to indemnification under Article 17, but only including amounts that a court finally awards to a non-party or which are included in any settlement paid to a non-party and agreed to by the Party financially responsible for such settlement, and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, experts, settlement, judgment, interest and penalties); provided that a Party’s liability for indemnification for patent infringement shall be limited to an amount equal to two times the liability cap (i.e., may exceed the liability cap specified in Section 18.3(b) by an amount equal to such liability cap).

(iii)	Losses occasioned by Supplier’s refusal to provide Services or Termination Assistance Services. For purposes of this provision, “refusal” means the wrongful and willful cessation by Supplier, in a manner impermissible under this Agreement, of the performance of all or a material portion of the Services or Termination Assistance Services then required to be provided by Supplier under this Agreement.

(iv)	Amounts paid under Section 17.3 with respect to death or bodily injury of an agent, employee, customer, business invitee, business visitor or other person or damage, loss or destruction of real or tangible personal property.

(v)	Losses occasioned by either Party’s willful breach of its obligations under Section 15.6 or 15.7(a) or Supplier’s wrongful invocation of disabling code in breach of Section 15.9.

(vi)	Losses occasioned by a Party’s breach of its obligations under Section 13.1(b)(i), (ii), (iii), (v) or (vii), 13.1(d), 13.2(a), 13.2(b)(i), (ii), (v) or (vii), 13.3(a), 13.3(b), 13.3 (c), 13.3(d), or 13.3(k), or wrongful breach of its obligations under Section 13.1(f) or 13.4.

(vii)	Termination Charges

(d)	Exceptions to Limitations of Liability. The limitation of liability set forth in Sections 18.3(a) shall not apply with respect to:

(i)	Losses occasioned by either Party’s breach of its obligations under Article 13, other than those covered in Section 18.3(c)(vi) above.

(e)	Items Not Considered Damages. The following shall not be considered damages subject to, and shall not be counted toward the liability exclusion or cap specified in, Section 18.3(a) or (b):

(i)	Fifty percent (50%) of the Service Level Credits or Deliverable Credits assessed against Supplier pursuant to Section 7.2 and Exhibit 3.

(ii)	Amounts withheld by New Century in accordance with this Agreement due either to incorrect Charges, billing errors or Services not provided by Supplier.

(iii)	Amounts paid by New Century to Supplier but subsequently recovered from Supplier due to incorrect Charges, billing errors or Services not provided by Supplier.

(iv)	Invoiced Charges and other amounts that are due and owing to Supplier for Services under this Agreement.

(f)	Waiver of Liability Cap. If, at any time, the total aggregate liability of one Party for claims asserted by the other Party under or in connection with this Agreement exceeds eighty-five percent (85%) of the liability cap specified in Section 18.3(a) and, upon the request of the other Party, the Party incurring such liability refuses to waive such cap and/or increase the available cap to an amount at least equal to the original liability cap, then the other Party may terminate this Agreement without payment of Termination Charges.

(g)	Recourse. The Parties agree that they will look only to the corporate or firm assets of the other Party in connection with any liabilities of the other Party hereunder and in no event will they have any claim against any shareholder, partner or holder of an ownership interest in the other Party in connection with claims made against such other Party under this Agreement.

(h)	Allocation of Risk; Acknowledgements and Applicability of Limitations. Each Party acknowledges to the other that it understands the legal and economic ramifications of this Article 18. Each Party acknowledges that (i) the Parties are sophisticated commercial enterprises with relatively equal bargaining power, (ii) the provisions of this Article 18 were the subject of active and complete negotiation and constitute an essential element of the benefit of the bargain reflected in this Agreement, (iii) such provisions, together with the indemnities, representation, warranties and other provisions set forth the bargained-for allocation of risk under this Agreement, (iv) each Party actively considered such provisions in determining the specific risks that it assumed in agreeing to its obligations under this Agreement and the price to be paid to Supplier in consideration for its Services under this Agreement, and (v) the Parties had meaningful choices with respect to such provisions, and such provisions are not unreasonably favorable to either Party. Each Party irrevocably accepts the limitations and exclusions contained in this Article 18.

(i)	Acknowledged Direct Damages. The following shall be considered direct damages and neither Party shall assert that they are indirect, incidental, collateral, consequential or special damages or lost profits to the extent they result from either Party’s failure to perform in accordance with this Agreement:

(i)	Costs and expenses of implementing a work-around in respect of a failure to provide the Services in breach of this Agreement or any part thereof.

(ii)	Costs and expenses of replacing lost, stolen or damaged Equipment, Software, and Materials that were lost, stolen or damaged by a Party.

(iii)	Cover damages, including the costs and expenses incurred to procure the Services or corrected Services in-house or from an alternate source, to the extent in excess of Supplier’s Charges under this Agreement.

(iv)	Straight time, overtime or related expenses incurred by either Party, including overhead allocations for employees, wages and salaries of additional employees, travel expenses, overtime expenses, telecommunication charges and similar charges, incurred as cover damages.

(v)	Damages of a New Century Affiliate or an Eligible Recipient which would be direct damages if they had instead been suffered by New Century (including being so considered under this Section 18.3(f)).

(vi)	Fines, penalties, sanctions, or interest incurred as a result of a Party’s failure to comply with its obligations under Section 15.10 (excluding a Party’s responsibility to use commercially reasonable efforts to notify the other Party of the other Party’s Laws or changes in the other Party’s Laws).

(vii)	Lost funds, third party penalties and interest charges resulting from Supplier’s failure to make payments in accordance with the instructions of New Century, the Eligible Recipients or the applicable Authorized Users or in compliance with applicable Laws.

(viii)	Lost funds, third party penalties and interest charges resulting from Supplier’s failure to provide correct instructions for funds transfers, or failure to properly execute funds transfers.

(ix)	Lost discounts, late fees and/or interest charges incurred by New Century and the Eligible Recipients resulting from Supplier’s breach of its obligations under Section 11.2.

(x)	Third party vendor damages resulting from a breach or termination of such third party vendor contract resulting from Supplier’s breach of its obligations under Section 11.2.

(j)	Mitigation. Both Supplier and New Century agree to use reasonable efforts to mitigate their own, as well as each other’s, liability, damages, and other losses suffered in connection with this Agreement. Where damages or losses can be mitigated by lawfully pursuing recovery from Authorized Users or other third parties, Supplier and New Century shall conduct or permit diligent efforts to so recover, with the associated expense to be borne by each Party in proportion to each such Party’s responsibility for such losses, if any. Notwithstanding the foregoing, New Century reserves the right to determine the strategy and approach to be employed in pursuing recovery from Authorized Users and to elect not to pursue recovery from some or all Authorized Users in certain circumstances. In such circumstances, Supplier’s financial responsibility will be equitably reduced, taking into account the extent to which claims would otherwise have been brought, the likelihood of recovery, the costs that would have been incurred in pursuing recovery, and other relevant factors.

Subject to the foregoing, Supplier shall compensate New Century for lost funds under Section 18.3(i)(vii) or (viii) (together with the interest on such amount at the Prime Rate plus four percent (4%) from the date of the erroneous payment until the day of reimbursement by Supplier or collection by New Century or the applicable Eligible Recipient) after a three (3)-month attempted recovery period (provided that, if and to the extent the total amount outstanding at any time exceeds $250,000, Supplier shall compensate New Century for lost funds exceeding such amount within five (5) business days). Following the reimbursement by Supplier, New Century shall continue its mitigation efforts required by this Section, and any amounts which Supplier recovers from third party payees relating to the erroneous payment for which Supplier has reimbursed New Century shall be the property of Supplier.

19.	DISPUTE RESOLUTION

19.1	Informal Dispute Resolution.

Prior to the initiation of formal dispute resolution procedures with respect to any dispute, other than as provided in Section 19.1(f), the Parties shall first attempt to resolve such dispute informally, as follows:

(a)	Initial Effort. The Parties agree that the New Century Project Executive and the Supplier Account Executive shall attempt in good faith to resolve all disputes (other than those described in Section 19.1(e)). In the event the New Century Project Executive and the Supplier Account Executive are unable to resolve a dispute in an amount of time that either Party deems reasonable under the circumstances, such Party may refer the dispute for resolution to the Service Management Steering Committee as specified in Section 19.1(b) below upon written notice to the other Party.

(b)	Escalation to Steering Committee. The Service Management Steering Committee will use reasonable efforts to resolve such dispute or, if appropriate, to negotiate a modification or amendment to this Agreement. The Service Management Steering Committee will meet as often, for as long a duration and as promptly as the Parties reasonably deem necessary to discuss the dispute and negotiate in good faith in an effort to resolve the dispute. In the event the Service Management Steering Committee is unable to resolve a dispute in an amount of time that either Party deems reasonable under the circumstances, such Party may refer the dispute for resolution to the designated senior corporate executives as specified in Section 19.1(c) below upon written notice to the other Party.

(c)	Escalation to Senior Executives. Within five (5) business days of a notice under Section 19.1(b) above referring a dispute for resolution by senior corporate executives, the New Century Project Executive and the Supplier Account Executive will each prepare and provide to Supplier’s Client Group Managing Director of the Financial Services West Client Group and New Century’s Senior Vice President of Corporate Services, respectively, summaries of the non-privileged relevant information and background of the dispute, along with any appropriate non-privileged supporting documentation, for their review. The designated senior corporate executives will confer as often as they deem reasonably necessary in order to gather and furnish to the other all non-privileged information with respect to the matter in issue which the Parties believe to be appropriate and germane in connection with its resolution. The designated senior corporate executives shall discuss the problem and negotiate in good faith in an effort to resolve the dispute without the necessity of any formal proceeding. The specific format for the discussions will be left to the discretion of the designated senior corporate executives, but may include the preparation of agreed-upon statements of fact or written statements of position.

(d)	Provision of Information. During the course of negotiations under Section 19.1(a), (b) or (c) above, all reasonable requests made by one Party to another for non-privileged information reasonably related to the dispute will be honored in order that each of the Parties may be fully advised of the other’s position. All negotiation shall be strictly confidential and used solely for the purposes of settlement. Any materials prepared by one Party for these proceedings shall not be used as evidence by the other Party in any subsequent arbitration or litigation; provided, however, the underlying facts supporting such materials may be subject to discovery.

(e)	Prerequisite to Formal Proceedings. Formal proceedings for the resolution of a dispute may not be commenced until the earlier of:

(i)	the designated senior corporate executives under Section 19.1(c) above concluding in good faith that amicable resolution through continued negotiation of the matter does not appear likely; or

(ii)	thirty (30) days after the notice under Section 19.1(b) above referring the dispute to senior corporate executives.

(f)	Equitable Remedies. The provisions and time periods specified in this Section 19.1 shall not be construed to prevent a Party from instituting, and a Party is authorized to institute, formal proceedings earlier to (A) avoid the expiration of any applicable limitations period, (B) preserve a superior position with respect to other creditors, (C) address a claim arising out of the breach of a Party’s obligations under Article 13, (D) pursue claims for injunctive relief with respect to a Party’s obligations to the extent resulting in irreparable injury, (E) address a claim arising out of the breach or attempted or threatened breach of the obligations described in the next paragraph or (F) pursue any claim arising from any patent, copyright or registered trademark (such claims will not be subject to arbitration and instead will be subject to judicial resolution).

Supplier acknowledges that, in the event it breaches (or attempts or threatens to breach) its obligation to provide Services or Termination Assistance Services in accordance with this Agreement, its obligation respecting continued performance in accordance with Section 19.4, or its obligation to provide access to computers or files containing New Century Data in accordance with Section 13.4, New Century and/or the Eligible Recipients may proceed directly to court.

19.2	Arbitration.

(a)	Arbitration. Except for claims arising out of the breach of a Party’s obligations under Article 13 or disputes subject to Sections 19.1(e), any controversy or claim arising out of or relating to this Agreement, or any breach thereof, which cannot be resolved using the procedures set forth above in Section 19.1 shall be finally resolved under the JAMS Comprehensive Arbitration Rules and Procedures then in effect; provided, however, that without limiting any rights at law or in equity a Party may have because of an improper termination of this Agreement by the other Party, nothing contained in this Agreement shall limit either Party’s right to terminate this Agreement pursuant to Article 20. Any arbitration will be conducted on an individual, rather than a class-wide, basis.

(b)	Location and Decision. The arbitration shall take place in Irvine, California, and shall apply the governing law of this Agreement. The decision of the arbitrators shall be final and binding and judgment on the award may be entered in any court of competent jurisdiction. The arbitrators shall be instructed to state the reasons for their decisions, including findings of fact and law. The arbitrators shall be bound by the warranties, limitations of liability and other provisions of this Agreement. Except with respect to the provisions of this Agreement which provide for injunctive relief rights, such arbitration shall be a precondition to any application by either Party to any court of competent jurisdiction.

(c)	Selection of Arbitrators. Within ten (10) days after delivery of written notice (“Notice of Dispute”) by one Party to the other in accordance with this Section, the Parties each shall use good faith efforts to mutually agree upon one (1) arbitrator. If the Parties are not able to agree upon one (1) arbitrator within such period of time, the Parties each shall within ten (10) days: (i) appoint one (1) arbitrator who has at no time ever represented or acted on behalf of either of the Parties, and is not otherwise affiliated with or interested in either of the Parties and (ii) deliver written notice of the identity of such arbitrator and a copy of his or her written acceptance of such appointment to the other Party. If either Party fails or refuses to appoint an arbitrator within such ten (10) day period, the single arbitrator appointed by the other Party shall decide alone the issues set out in the Notice of Dispute. Within ten (10) days after such appointment and notice, such arbitrators shall appoint a third neutral and independent arbitrator who at no time ever represented or acted on behalf of either of the Parties, and is not otherwise affiliated with or interested in either of the Parties. In the event that the two (2) arbitrators fail to appoint a third arbitrator within ten (10) days of the appointment of the second arbitrator, either arbitrator or either Party may apply for the appointment of a third arbitrator to JAMS.

(d)	General, Qualification of Arbitrators. All arbitrators selected pursuant to this Section shall be practicing attorneys with at least five (5) years experience with the technology and/or law applicable to the Services or similar services or transactions. Any such appointment shall be binding upon the Parties. The Parties shall use best efforts to set the arbitration within sixty (60) days after selection of the arbitrator or arbitrators, as applicable, but in no event shall the arbitration be set more than ninety (90) days after selection of the arbitrator or arbitrators, as applicable. The Parties shall in good faith endeavor to agree upon an expedited discovery schedule in connection with any arbitration. If the Parties fail to so agree within a reasonable time, discovery as permitted by the Federal Rules of Civil Procedure then in effect will be allowed in connection with the arbitration to the extent consistent with the purpose of the arbitration and as allowed by the arbitrator or arbitrators, as applicable. The decision or award of the arbitrator or the majority of the three arbitrators, as applicable, shall be rendered within fifteen (15) days after the conclusion of the hearing, shall be in writing, shall set forth the basis therefor, and shall be final, binding and non-appealable upon the Parties and may be enforced and executed upon in any court having jurisdiction over the Party against whom the enforcement of such decision or award is sought. Each Party shall bear its own arbitration costs and expenses and all other costs and expenses of the arbitration shall be divided equally between the Parties; provided, however, the arbitrator or arbitrators, as applicable, may modify the allocation of fees, costs and expenses in the award in those cases where fairness dictates other than such allocation between the Parties.

19.3	Jurisdiction.

Each Party irrevocably agrees that any legal action, suit or proceeding brought by it in any way arising out of this Agreement must be brought solely and exclusively in the state or federal courts located in Orange County, California, and each Party irrevocably submits to the sole and exclusive jurisdiction of the these courts in personam, generally and unconditionally with respect to any action, suit or proceeding brought by it or against it by the other Party. Each Party in any judicial action or proceeding shall be responsible for its own costs, including without limitation, filing fees, attorney’s fees, witness fees, expert fees, and travel expenses.

19.4	Continued Performance.

(a)	General. Each Party agrees that it shall, unless otherwise directed by the other Party, continue performing its obligations under this Agreement while any dispute is being resolved; provided, that this provision shall not operate or be construed as extending the Term of this Agreement or prohibiting or delaying a Party’s exercise of any right it may have to terminate the Term as to all or any part of the Services. For purposes of clarification, New Century Data may not be withheld by Supplier pending the resolution of any dispute.

(b)	Non-Interruption of Service. Supplier acknowledges and agrees that any interruption to the Service in breach of this Agreement will cause irreparable harm to New Century and/or the Eligible Recipients, in which case an adequate remedy at law would not be available. Supplier expressly acknowledges and agrees that, pending resolution of any dispute or controversy, it shall not deny, withdraw, or restrict Supplier’s provision of the Services to New Century and/or the Eligible Recipients under this Agreement, except as specifically and expressly agreed in writing by New Century and Supplier. Notwithstanding anything to the contrary herein, this provision shall not operate or be construed as extending the Term of this Agreement or prohibiting or delaying a Party’s exercise of any right it may have to terminate the Term as to all or any part of the Services.

19.5	Governing Law.

This Agreement and performance under it shall be governed by and construed in accordance with the applicable laws of the State of New York, without giving effect to the principles thereof relating to conflicts of laws. The application of the United Nations Convention on Contracts for the International Sale of Goods is expressly excluded.

20.	TERMINATION

20.1	Termination for Cause.

(a)	By New Century. If Supplier:

(i)	commits a material breach of its obligations with respect to Transition Services as provided in Section 4.2(f);

(ii)	commits a material breach of its obligations under this Agreement, which breach is not cured within thirty (30) days after notice from New Century specifying the basis of such breach and its intent to terminate (provided that, if Supplier begins promptly and works diligently and in good faith to cure such breach in accordance with this provision and such breach is not capable of being cured within thirty (30) days, Supplier may have up to thirty (30) additional days to cure such breach if it demonstrates that it is capable of curing such breach within the additional period and the breach does not adversely impact in any non-trivial respect the business of New Century or the applicable Eligible Recipient(s) or the rights, including intellectual property rights, of New Century under this Agreement);

(iii)	commits a material breach of this Agreement which is not capable of being cured within the period specified in Section 20.1(a)(ii);

(iv)	commits numerous breaches of its duties or obligations which collectively constitute a material breach of this Agreement and fails within thirty (30) days after receiving notice of such breaches (a) to cure such breaches, and (b) to correct the underlying systemic cause(s), if any, of such breaches;

(v)	becomes liable for or incurs Service Level Credits under this Agreement that, in the aggregate, exceed sixty percent (60%) of the cumulative At Risk Amount during any rolling six (6) month period;

(vi)	fails to perform in accordance with the Minimum Service Level for a Critical Service Level for three (3) consecutive months or during four (4) months of any six (6) consecutive month period;

(vii)	commits a material breach of Section 15.7 of this Agreement; or

then New Century may, by giving notice to Supplier, terminate the Term with respect to all of the Services or, at its option, with respect to the impacted Functional Service Area or impacted sub-Functional Service Area (i.e., HR Admin, Payroll, Recruiting, Procurement or Accounts Payable), as of a date specified in the notice of termination. Supplier shall not be entitled to any Termination Charges in connection with such a termination for cause. If New Century chooses to terminate in part, the Charges will be adjusted in accordance with the pricing methodology set forth in Exhibit 4, to reflect such partial termination.

In addition, if Supplier commits a material breach of Section 13.3 with respect to PHI, New Century shall: (i) terminate the Agreement, in whole or pertinent part, if Supplier fails to stop immediately the conduct or practice that constitutes the material breach and to cure such breach as soon as reasonably practicable and in any event within fifteen (15) days of its receipt of notice of such breach; (ii) terminate the Agreement, in whole or pertinent part, effective immediately if the material breach is not capable of being cured within the cure period specified in Subsection (i) above; or (iii) report the violation to the Secretary of the U.S. Department of Health and Human Services if neither termination nor cure is feasible.

The express acknowledgment that a certain amount of Service Level Credits or number of Service Level Defaults constitutes grounds for termination under Section 20.1(a)(v) and (vi) does not imply that a failure to perform by Supplier cannot otherwise constitute a material breach of this Agreement and therefore grounds for termination under other subsections.

(b)	By Supplier. In the event that New Century fails to pay Supplier amounts properly due and owing to Supplier under this Agreement exceeding in the aggregate one (1) month of Monthly Base Charges by the specified due date or fails to deposit disputed amounts in escrow as and to the extent required under Section 12.4, and in either event, fails to cure such default within thirty (30) days of notice from Supplier of its intention to terminate, Supplier may, by notice to New Century, terminate the Term. Supplier acknowledges and agrees that Sections 20.1(b) and 20.5 describe Supplier’s sole right to terminate this Agreement and Supplier hereby waives any other rights it may have to terminate this Agreement.

20.2	Termination for Convenience.

New Century may terminate the Term with respect to all or any portion of the Services for convenience and without cause with effect at any time after the first Contract Year by giving Supplier at least four (4) months prior notice designating the termination date. If New Century elects to terminate on this basis, New Century shall pay to Supplier a Termination Charge calculated in accordance with Attachment 4-E. In the event that a purported termination for cause by New Century under Section 20.1(a) is determined by a competent authority not to be properly a termination for cause, then such termination by New Century shall be deemed to be a termination for convenience under this Section 20.2.

20.3	Termination Upon Supplier Change of Control.

In the event of a change in Control of Supplier (or that portion of Supplier providing all or any material portion of the Services under this Agreement) or the Entity that Controls Supplier (if any), where such control is acquired, directly or indirectly, in a single transaction or series of related transactions, or all or substantially all of the assets of Supplier (or that portion of Supplier providing all or any material portion of the Services under this Agreement) are acquired by any Entity, or Supplier (or that portion of Supplier providing all or any material portion of the Services under this Agreement) is merged with or into another Entity to form a new Entity, then at any time within twelve (12) months after the last to occur of such events, New Century may at its option terminate the Term by giving Supplier at least ninety (90) days prior notice and designating a date upon which such termination shall be effective; provided, however, if such change in Control of Supplier involves a Direct New Century Competitor, New Century may terminate the Term by giving Supplier at least ten (10) days prior notice, and such Direct New Century Competitor shall be prohibited from any contact with New Century Data, New Century Confidential Information and any and all other information about the New Century account, including discussions with Supplier Personnel regarding specifics relating to the Services. If New Century terminates on this basis, New Century shall pay to Supplier a Reduced Termination Charge calculated in accordance with Attachment 4-E.

20.4	Termination Upon New Century Change of Control.

In the event that, in a single transaction or series of transactions, New Century acquires or is acquired by any other Entity (by stock sale, asset sale or otherwise) or merges with any other Entity, then, at any time within twelve (12) months after the last to occur of such events, New Century may terminate the Term by giving Supplier at least ninety (90) days prior notice and designating a date upon which such termination shall be effective. If New Century terminates on this basis, New Century shall pay to Supplier a Reduced Termination Charge calculated in accordance with Attachment 4-E.

20.5	Termination for Insolvency.

In the event that any Party (i) files for bankruptcy, (ii) becomes or is declared insolvent, or is the subject of any bona fide proceedings related to its liquidation, administration, provisional liquidation, insolvency or the appointment of a receiver or similar officer for it, (iii) passes a resolution for its voluntary liquidation, (iv) has a receiver or manager appointed over all or substantially all of its assets, (v) makes an assignment for the benefit of all or substantially all of its creditors, (vi) enters into an agreement or arrangement for the composition, extension, or readjustment of substantially all of its obligations or any class of such obligations, or (vii) experiences an event analogous to any of the foregoing in any jurisdiction in which any of its assets are situated, then the other Party may terminate this Agreement as of a date specified in a termination notice; provided, however, that Supplier will not have the right to exercise such termination under this Section so long as New Century pays for the Services to be received hereunder in advance on a month-to-month basis. If any Party elects to terminate this Agreement due to the insolvency of the other Party, such termination will be deemed to be a termination for cause hereunder.

20.6	New Century Rights Upon Supplier’s Bankruptcy.

(a)	General Rights. In the event of Supplier’s bankruptcy or other formal procedure referenced in Section 20.5 or of the filing of any petition under bankruptcy laws affecting the rights of Supplier which is not stayed or dismissed within thirty (30) days of filing, in addition to the other rights and remedies set forth herein, to the maximum extent permitted by Law, New Century will have the immediate right to retain and take possession for safekeeping all New Century Data, New Century Confidential Information, New Century licensed Third Party Software, New Century owned Equipment, New Century owned Materials, New Century owned Developed Materials, and all other Software, Equipment, Systems or Materials to which New Century and/or the Eligible Recipients are or would be entitled under this Agreement. Supplier shall cooperate fully with New Century and the Eligible Recipients and assist New Century and the Eligible Recipients in identifying and taking possession of the items listed in the preceding sentence. New Century will have the right to hold such New Century Data, Confidential Information, Software, Equipment, Systems and Materials until such time as the trustee or receiver in bankruptcy or other appropriate insolvency office holder can provide adequate assurances and evidence to New Century that they will be protected from sale, release, inspection, publication, or inclusion in any publicly accessible record, document, material or filing. Supplier and New Century agree that without this material provision, New Century would not have entered into this Agreement or provided any right to the possession or use of New Century Data, New Century Confidential Information, or New Century Software covered by this Agreement.

(b)	New Century Rights in Event of Bankruptcy Rejection. Notwithstanding any other provision of this Agreement to the contrary, in the event that Supplier becomes a debtor under the United States Bankruptcy Code (11 U.S.C. §101 et. seq. or any similar Law in any other country (the “Bankruptcy Code”)) and rejects this Agreement pursuant to Section 365 of the Bankruptcy Code (a “Bankruptcy Rejection”), (i) any and all of the licensee and sublicensee rights of New Century and the Eligible Recipients arising under or otherwise set forth in this Agreement, including without limitation the rights of New Century and/or the Eligible Recipients referred to in Section 14.6, shall be deemed fully retained by and vested in New Century and/or the Eligible Recipients as protected intellectual property rights under Section 365(n)(1)(B) of the Bankruptcy Code and further shall be deemed to exist immediately before the commencement of the bankruptcy case in which Supplier is the debtor; (ii) New Century shall have all of the rights afforded to non-debtor licensees and sublicensees under Section 365(n) of the Bankruptcy Code; and (iii) to the extent any rights of New Century and/or the Eligible Recipients under this Agreement which arise after the termination or expiration of this Agreement are determined by a bankruptcy court not to be “intellectual property rights” for purposes of Section 365(n), all of such rights shall remain vested in and fully retained by New Century and/or the Eligible Recipients after any Bankruptcy Rejection as though this Agreement were terminated or expired. New Century shall under no circumstances be required to terminate this Agreement after a Bankruptcy Rejection in order to enjoy or acquire any of its rights under this Agreement, including without limitation any of the rights of New Century referenced in Section 14.6.

21.	GENERAL

21.1	Binding Nature and Assignment.

(a)	Binding Nature. This Agreement will be binding on the Parties and their respective successors and permitted assigns.

(b)	Assignment. Neither Party may, or will have the power to, assign this Agreement without the prior written consent of the other, except in the following circumstances:

(i)	New Century may assign its rights or obligations under this Agreement, without approval of Supplier, to an Affiliate which agrees in writing to assume New Century’s obligations and responsibilities hereunder, and provided New Century remains fully liable for and is not relieved from the full performance of its obligations under this Agreement;

(ii)	Supplier may assign its rights or obligations under this Agreement, without approval of New Century, to an Affiliate which agrees in writing to assume Supplier’s obligations and responsibilities hereunder in writing, and provided Supplier remains fully liable for and is not relieved from the full performance of its obligations under this Agreement;

(iii)	New Century may assign its rights and obligations under this Agreement without the approval of Supplier to an Entity acquiring, directly or indirectly, Control of New Century, an Entity into which New Century is merged, or an Entity acquiring all or substantially all of New Century’s assets, provided the acquirer or surviving Entity agrees in writing to be bound by the terms and conditions of this Agreement; and.

(iv)	Supplier may assign its rights and obligations under this Agreement without the approval of New Century to an Entity acquiring, directly or indirectly, Control of Supplier, an Entity into which Supplier is merged, or an Entity acquiring all or substantially all of Supplier’s assets used in delivering the Services, provided the acquirer or surviving Entity agrees in writing to be bound by the terms and conditions of this Agreement and provided Supplier remains fully liable for and is not relieved from the full performance of its obligations under this Agreement.

(c)	Impermissible Assignment. Any attempted assignment that does not comply with the terms of this Section shall be null and void.

(d)	Subcontracting. This Section 21.1 will not apply to the subcontracting by Supplier of any portion of the Services as permitted pursuant to this Agreement

21.2	Entire Agreement; Amendment.

This Agreement, including any Exhibits and attachments referred to herein and attached hereto, each of which is incorporated herein for all purposes, constitutes the entire agreement between the Parties with respect to the subject matter hereof. There are no agreements, representations, warranties, promises, covenants, commitments or undertakings other than those expressly set forth herein. This Agreement supersedes all prior agreements, representations, warranties, promises, covenants, commitments or undertaking, whether written or oral, with respect to the subject matter contained in this Agreement. No amendment, modification, change, waiver, or discharge hereof shall be valid unless in writing and signed by an authorized representative of the Party against which such amendment, modification, change, waiver, or discharge is sought to be enforced.

21.3	Notices.

(a)	Primary Notices. Any notice, notification, request, demand or determination provided by a Party pursuant to the following:

(i)	Section 4.3 (Termination Assistance Services);

(ii) (iii) (iv)	Section 6.5 (Notice of Defaults); Section 7.7 (Notice of Adverse Impact); Section 11.6 (Extraordinary Events);

(v)	Section 13.1(d) (Loss of Confidential Information);

(vi) (vii) (viii) (ix)	Sections 17.5 (Indemnification Procedures); Section 17.6 (Indemnification Procedures – Government Claims); Section 18.2 (Force Majeure); Section 18.3(f) (Waiver of Liability Cap);

(x)	Section 19.1 (Informal Dispute Resolution);

(xi)	Article 20 (Termination); and

(xii)	Section 21.1 (Binding Nature and Assignment);

shall be in writing and shall be delivered in hard copy using one of the following methods and shall be deemed delivered upon receipt: (i) by hand, (ii) by an express courier with a reliable system for tracking delivery, or (iii) by registered or certified mail, return receipt requested, postage prepaid. Unless otherwise notified, the foregoing notices shall be delivered as follows:

In the case of New Century:

New Century

18400 Von Karman

Suite 1000

Irvine, CA 92612
Attention: David Wilson, Senior Vice President

With a copy (which will not by itself constitute effective notice) to:

New Century

18400 Von Karman

Suite 1000

Irvine, CA 92612
Attention: General Counsel

and

In the case of Supplier:

Accenture
2141 Rosecrans Avenue
Suite 3100
El Segundo, CA 90245
Attention: Stephen M. Alessi, Senior Executive

With a copy (which will not by itself constitute effective notice) to:

Accenture
1661 Page Mill Rd.
Palo Alto, CA 94303
Attention: General Counsel

(b)	Other Notices. All notices, notifications, requests, demands or determinations required or provided pursuant to this Agreement, other than those specified in Section 21.3(a), may be sent in hard copy in the manner specified in Section 21.3(a), or by e-mail transmission (where receipt is acknowledged by the recipient) or facsimile transmission (with acknowledgment of receipt from the recipient’s facsimile machine) to the addresses set forth below:

In the case of New Century:

New Century

18400 Von Karman

Suite 1000

Irvine, CA 92612
Attention: David Wilson, Senior Vice President
E-mail Address: dawilson@ncen.com
Facsimile Number: (949) 863-7255

and

In the case of Supplier:

Accenture
2141 Rosecrans Avenue
Suite 3100
El Segundo, CA 90245
Attention: Stephen M. Alessi, Senior Executive
E-mail Address: Stephen.m.alessi@accenture.com
Facsimile Number: (310) 726-2950

(c)	Notice of Change. A Party may from time to time change its address or designee for notification purposes by giving the other prior notice of the new address or designee and the date upon which it shall become effective.

21.4	Counterparts.

This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one single agreement between the Parties hereto.

21.5	Headings.

The article and section headings and the table of contents used herein are for reference and convenience only and shall not be considered in the interpretation of this Agreement.

21.6	Relationship of Parties.

Supplier, in furnishing services to New Century and the Eligible Recipients hereunder, is acting as an independent contractor, and Supplier has the sole obligation to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed by Supplier under this Agreement. The relationship of the Parties under this Agreement shall not constitute a partnership or joint venture for any purpose. Except as expressly provided in this Agreement, Supplier is not an agent of New Century or the Eligible Recipients and has no right, power or authority, expressly or impliedly, to represent or bind New Century or the Eligible Recipients as to any matters, except as expressly authorized in this Agreement. In no event shall Supplier be deemed to be acting in a fiduciary capacity for New Century.

21.7	Severability.

In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid or unenforceable by a court with jurisdiction over the Parties, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law. The remaining provisions of this Agreement and the application of the challenged provision to persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each such provision shall be valid and enforceable to the full extent permitted by law.

21.8	Consents and Approval.

Except where expressly provided as being in the sole discretion of a Party, where agreement, approval, acceptance, consent, confirmation, notice or similar action by either Party is required under this Agreement, such action shall not be unreasonably delayed or withheld. An approval or consent given by a Party under this Agreement shall not relieve the other Party from responsibility for complying with the requirements of this Agreement, nor shall it be construed as a waiver of any rights under this Agreement, except as and to the extent otherwise expressly provided in such approval or consent.

21.9	Waiver of Default; Cumulative Remedies.

(a)	Waiver of Default. A delay or omission by either Party hereto to exercise any right or power under this Agreement shall not be construed to be a waiver thereof. A waiver by either of the Parties hereto of any of the covenants to be performed by the other or any breach thereof shall not be construed to be a waiver of any succeeding breach thereof or of any other covenant herein contained. All waivers must be in writing and signed by the Party waiving its rights.

(b)	Cumulative Remedies. Except as expressly set forth herein, all remedies provided for in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to either Party at law, in equity or otherwise. The election by a Party of any remedy provided for in this Agreement or otherwise available to such Party shall not preclude such Party from pursuing any other remedies available to such Party at law, in equity, by contract or otherwise.

21.10	Survival.

Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect.

21.11	Publicity.

Except as required by Law or regulation, Supplier shall not use New Century’s or an Eligible Recipient’s name. trade mark or service mark or refer to New Century or an Eligible Recipient directly or indirectly in any media release, public announcement, or public disclosure relating to this Agreement, including in any promotional or marketing materials, customer lists or business presentations, without the prior written consent of the New Century Investor Relations and Legal Departments prior to each such use or release. Supplier shall not make any public statements about this Agreement, the Services or its relationship with New Century and/or the Eligible Recipients without New Century’s prior approval. Except as required by Law or regulation, New Century shall not use Supplier’s name, trademark or service mark or refer to Supplier directly or indirectly in any media release, public announcement, or public disclosure relating to this Agreement, including in any promotional or marketing materials, customer lists or business presentations, without the prior written consent of Supplier prior to each such use or release. Notwithstanding anything to the contrary in the foregoing, Supplier may use New Century as a reference as and to the extent provided in Section 21.22. The Parties will use commercially reasonable efforts to mutually agree on the wording of a press release within a reasonable period of time after the Effective Date.

21.12	Service Marks.

Supplier agrees that it shall not, without New Century’s prior consent, use any of the names, service marks or trademarks of New Century or the Eligible Recipients in any of its advertising or marketing materials. New Century agrees that it shall not, without Supplier’s prior consent, use any of the names, services marks or trademarks of Supplier in any of its advertising or marketing materials.

21.13	Export.

The Parties acknowledge that certain Software and technical data to be provided hereunder and certain transactions hereunder may be subject to export controls under the laws and regulations of the United States, the European Union, the United Nations and other jurisdictions. No Party shall export or re-export any such items or any direct product thereof or undertake any transaction or service in violation of any such laws or regulations. To the extent within Supplier’s control, Supplier shall be responsible for compliance with such export laws in respect of such items exported or imported to or from a Supplier Facility as part of the Services, either (i) by Supplier or (ii) by New Century or an Eligible Recipient in accordance with the processes described in this Agreement or the Policy and Procedures Manual or otherwise specified by Supplier.

21.14	Third Party Beneficiaries.

This Agreement is entered into solely between, and may be enforced only by, New Century and Supplier. Except as expressly provided in Section 16.1 and Article 17, this Agreement shall not be deemed to create any rights or causes of action in or on behalf of any third parties, including without limitation Eligible Recipients or, Subcontractors, or employees, suppliers or customers of a Party, or to create any obligations of a Party to any such third parties.

21.15	Covenant Against Pledging.

To the extent Supplier assigns, transfers, pledges, hypothecates or otherwise encumbers its rights to receive payments from New Century under this Agreement, Supplier shall continue to be New Century’s sole point of contact with respect to this Agreement, including with respect to payment. The person or Entity to which such rights are assigned, transferred, pledged, hypothecated or otherwise encumbered shall not be considered a third party beneficiary under this Agreement and shall not have any rights or causes of action against New Century.

21.16	Order of Precedence.

In the event of a conflict, this Agreement shall take precedence over the Exhibits attached hereto, and the Exhibits shall take precedence over any attachments.

21.17	Hiring of Employees.

(a)	Solicitation and Hiring. Except as expressly set forth herein, during the Term and for a period of twelve (12) months thereafter, Supplier shall not solicit for employment, directly or indirectly, any employees of New Century or an Eligible Recipient or individual New Century Third Party Contractors without the prior approval of New Century. Except as expressly set forth herein in connection with the expiration or termination of this Agreement, during the Term and for a period of twelve (12) months thereafter, New Century will not solicit for employment, directly or indirectly, any employee of Supplier involved in the performance of Supplier’s obligations under this Agreement without the prior consent of Supplier. In each case, the prohibition on solicitation and hiring shall extend ninety (90) days after the termination of the employee’s employment or, in the case of Supplier employees, the cessation of his or her involvement in the performance of Services under this Agreement. This provision shall not operate or be construed to prevent or limit any employee’s right to practice his or her profession or to utilize his or her skills for another employer or to restrict any employee’s freedom of movement or association.

(b)	Publications. Neither the publication of classified advertisements in newspapers, periodicals, Internet bulletin boards, or other publications of general availability or circulation nor the consideration and hiring of persons responding to such advertisements shall be deemed a breach of this Section 21.17, unless the advertisement and solicitation is undertaken as a means to circumvent or conceal a violation of this provision and/or the hiring party acts with knowledge of this hiring prohibition.

21.18	Further Assurances.

Each Party covenants and agrees that, subsequent to the execution and delivery of this Agreement and without any additional consideration, each Party shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Agreement.

21.19	Liens.

Supplier shall not file, or by its action or inaction permit, any liens to be filed on or against property or realty of New Century or any Eligible Recipient by a Subcontractor or Supplier third party provider. In the event that any such liens arise as a result of Supplier’s action or inaction, Supplier shall obtain a bond to fully satisfy such liens or otherwise remove such liens at its sole cost and expense within fifteen (15) business days. If Supplier fails to do so, New Century may, in its sole discretion, pay the amount of such lien, and/or deduct such amounts from payments due to the Supplier.

21.20	Covenant of Good Faith.

Each Party agrees that, in its respective dealings with the other Party under or in connection with this Agreement, it shall act in good faith.

21.21	Acknowledgment.

The Parties each acknowledge that the terms and conditions of this Agreement have been the subject of active and complete negotiations, and that such terms and conditions should not be construed in favor of or against any Party by reason of the extent to which any Party or its professional advisors participated in the preparation of this Agreement.

21.22	References.

Unless otherwise directed by New Century, Supplier shall use New Century as a reference at least once each calendar quarter in connection with a business opportunity contemplating (i) services that are the same as or substantially similar to at least one of the sub-Functional Service Areas, (ii) the use of a service delivery platform that is the same as or substantially similar to one of the platforms used to provide the Services, and (iii) an anticipated total contract value of at least $100 million (provided that, Supplier shall not be considered in breach of this provision if Supplier does not identify and pursue a business opportunity having these attributes during the applicable calendar quarter). In conjunction with the foregoing, New Century’s Project Executive (or equivalent level of New Century management) shall serve as the contact point for such prospective Supplier customers and shall respond to all inquiries in a timely manner. Notwithstanding Section 13.1, Supplier acknowledges and agrees that New Century’s Project Executive (or equivalent level of New Century management) may freely discuss all aspects of Supplier’s performance and New Century’s satisfaction with such performance with prospective Supplier customers. Supplier shall provide such prospective Supplier customers with appropriate New Century contact information. The identity of such prospective Supplier customers and all information related thereto shall be considered Supplier Confidential Information.

21.23	Limitation on Definition of Accenture and New Century.

The use of the term “Accenture” herein shall not be construed as a requirement for, or evidence of, the presence of Accenture LLP in a non-United States location; and all such non-United States Services shall be provided by Affiliate(s) of Accenture LLP authorized to do business in such non-United States location. The use of the term “New Century” herein shall not be construed as a requirement for, or evidence of, the presence of New Century Financial Corporation or any Affiliate of New Century Financial Corporation in a non-United States location, including the location from which the Services are provided by Accenture Affiliate(s).

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized representatives as of the Effective Date.

New Century Financial Corporation			Accenture LLP
By: Name: Title: Date:	/s/ Brad A Morrice Brad A. Morrice Vice Chairman, President and COO January 25, 2006	By: Name: Date:	/s/ John Del Santo John Del Santo Title: Managing Director January 25, 2006